SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2018

OR

[ ]        Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to ____________.

Commission file number 001-02979
_______________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
550 S. 4th Street
Minneapolis, MN 55415

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

(a)
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2018 and 2017
Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018

(b)	The following Exhibit is filed as part of this Annual Report on Form 11-K:

(23)        Consent of Independent Registered Public Accounting Firm.

WELLS FARGO & COMPANY 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2018 and 2017
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Wells Fargo & Company 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplementary Information
The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have not been able to determine the specific year that we began serving as the Plan’s auditor, however we are aware that we have served as the Plan’s auditor since at least 1989.

San Francisco, California
June 27, 2019

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017
	2018	2017
Assets:
Investments at fair value (notes 3, 4, and 5):
Wells Fargo ESOP Fund (note 3):
Company common stock:
Allocated	$8,031,757,363	9,519,058,204
Unallocated	830	667
Company convertible preferred stock – unallocated	1,803,375,680	2,054,946,114
Short-term investments:
Allocated	104,969,272	120,832,179
	9,940,103,145	11,694,837,164
Wells Fargo Non-ESOP Fund (note 3):
Company common stock	—	856,029,189
Short-term investments	—	16,716,911
	—	872,746,100
Multi-manager funds:
Collective investment funds	5,915,427,985	6,149,102,891
Mutual funds	3,004,463,403	3,867,127,774
	8,919,891,388	10,016,230,665
Collective investment funds	15,981,796,989	16,841,114,741
Mutual funds	566,630,229	510,176,320
Wells Fargo Stable Value Fund
Collective investment funds	316,795,534	593,091,173
Investments at fair value	35,725,217,285	40,528,196,163
Investments at contract value
Wells Fargo Stable Value Fund
Security-backed contracts	3,994,052,886	3,900,891,586
Total investments	39,719,270,171	44,429,087,749
Notes receivable from participants	1,082,441,301	1,075,023,392
Employer match contribution receivable	—	216,646,067
Employer profit sharing contribution receivable	193,042,633	189,207,562
Other assets	—	3,675,426
Accrued income	1,303,079	693,801
Total assets	40,996,057,184	45,914,333,997
Liabilities:
ESOP notes payable – unallocated (notes 4 and 12)	(1,501,694,133)	(1,677,939,127)
Excess contributions and earnings payable (notes 2(l) and 14)	(37,518)	(31,211)
Total liabilities	(1,501,731,651)	(1,677,970,338)
Net assets available for benefits	$39,494,325,533	44,236,363,659

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017
	2018	2017
Investment income:
Net (depreciation) appreciation in fair value of investments	$(4,764,260,163)	5,023,659,042
Dividends, net of pass-through dividends of $43,044,531
and $43,603,908 respectively	743,100,551	674,494,893
Interest	99,466,233	88,118,329
Total investment (loss) income	(3,921,693,379)	5,786,272,264
Contributions:
Employer	961,370,887	1,302,775,386
Participants, net of excess contributions of $40,908 and
$28,355, respectively	1,731,970,210	1,684,570,451
Total contributions	2,693,341,097	2,987,345,837
Interest income from notes receivable from participants	61,304,646	56,945,814
Other income (note 9)	47,973	3,753,543
Total (deductions) additions to plan assets	(1,166,999,663)	8,834,317,458
Benefits paid to participants	(3,532,543,608)	(2,798,660,194)
ESOP interest expense	(42,494,855)	(39,382,685)
Total deductions to plan assets	(3,575,038,463)	(2,838,042,879)
Net (decrease) increase	(4,742,038,126)	5,996,274,579
Net assets available for benefits:
Beginning of year	44,236,363,659	38,240,089,080
End of year	$39,494,325,533	44,236,363,659

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(1)        Description of Plan
The following description of the Wells Fargo & Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan’s provisions.
(a)       General
The Plan is a defined contribution plan with a 401(k) feature sponsored by Wells Fargo & Company (the “Company”, "Wells Fargo" or “Plan Sponsor”). A portion of the Plan invested in Company stock is an Employee Stock Ownership Plan (ESOP). All subsidiaries of the Company with U.S.-based employees are participating employers in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC), as amended. Employees, who satisfy the Plan’s eligibility requirements, become eligible to make salary deferral contributions (before‑tax, Roth, or a combination of both) on the first day of the month following one calendar month of service and are eligible to receive employer matching contributions on the first day of the quarter following the completion of one year of vesting service, subject to other eligibility requirements. Employees are also eligible to receive employer discretionary profit sharing contributions, if awarded by the Company, after completion of one year of vesting service and satisfaction of other eligibility requirements.
The Plan is a safe harbor 401(k) plan under the IRC. As a result, the matching contributions made to the Plan are considered safe harbor matching contributions, and the contributions will automatically satisfy the nondiscrimination testing requirements under IRC section 401(m). In addition, the salary deferral contributions for participants who have at least one year of service will also automatically satisfy the nondiscrimination testing requirements under IRC Section 401(k).
The Plan is administered by the Plan Administrator. The Plan document requires that Company common stock be offered as an available investment option to participants through the Wells Fargo ESOP Fund. Effective July 27, 2018, the Wells Fargo Non‑ESOP Fund was eliminated from the Plan as an investment option. The Employee Benefit Review Committee (the “Committee”) has discretion under the Plan to offer additional investment alternatives to participants. Under the terms of a trust agreement between the Company, Wells Fargo Bank, N.A. (the “Trustee”), which is a wholly owned subsidiary of the Company, and the Plan, the Trustee manages the Plan’s assets in one or more funds (“Trust”) on behalf of the Plan. GreatBanc Trust Company has been appointed the Independent Fiduciary (the “Independent Fiduciary”) to act as a named fiduciary by the Company for limited purposes in connection with the ESOP provisions of the Plan.
Effective January 1, 2018, Section 10.9(b) of the Plan was amended to describe the available money sources for certain in-service withdrawals. Effective April 1, 2018, Section 5 of Exhibit II of the Plan was amended to describe the process related to claims based on disability, as required by regulatory changes. Effective July 27, 2018, the Plan was amended to remove the Well Fargo Non-ESOP Fund as an investment option.
Effective January 1, 2017, the Plan was amended and restated to (i) incorporate all previous separate amendments; (ii) to clarify and update various Plan provisions, including Internal Revenue Service (IRS)

5(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

limits; and (iii) incorporate various revisions necessary to reflect the cessation of allocation of contributions into the Wells Fargo Non-ESOP Fund effective for periods on or after July 1, 2017, the direction to the Committee to eliminate the Non-ESOP Fund on or before March 31, 2019, and the freezing of the Non-ESOP Fund to new investment for all individuals except for those who meet the definition of “Non-Corporate Participant” as that term is defined in the Plan; (iv) reflect a modification of disaster relief provisions to incorporate reference to statutory relief and regulatory relief, and to incorporate administrative procedures for implementing such relief (as developed by the Plan Administrator); (v) reflect an addition of a new appendix to reflect plan terms affected by acquisition of Golden Capital Management LLC and full vesting provisions for participants affected by certain 2017 divestitures; and (vi) update the address and definition of the Plan Administrator.
(b)        Contributions and Vesting
Each year, eligible participants may make salary deferral contributions, subject to certain limitations, from 1% to 50% of their certified compensation, as defined in the Plan. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants’ annual, eligible certified compensation. Participants age 50 or older can make before-tax catch‑up, or Roth catch‑up (or a combination of both) salary deferral contributions each year in accordance with limits set by the IRS. Catch‑up contributions are generally not eligible for employer matching contributions. Participants are fully vested in their salary deferral contributions. The employer matching contributions are automatically invested in the Wells Fargo ESOP Fund or the Wells Fargo Non-ESOP Fund (for periods prior to July 1, 2017), which are primarily invested in the Company’s common stock, and participants can reallocate their Plan account balance, including employer matching contributions, at any time. All actively employed participants in the Plan are fully vested in their employer matching contributions.

The Company may make a discretionary profit sharing contribution to the Plan for a year, which is allocated to eligible participants’ Plan accounts. If such a contribution is to be made for a particular year, the Company will determine the percentage of certified compensation for the year to be contributed for each eligible participant (not to exceed 4% of annual, eligible certified compensation). The profit sharing contributions are automatically invested in the Wells Fargo ESOP Fund or the Wells Fargo Non-ESOP Fund (for periods prior to July 1, 2017), which are primarily invested in the Company’s common stock, and become 100% vested after three years of service. Participants can transfer out of the Wells Fargo ESOP Fund or the Wells Fargo Non-ESOP Fund (prior to July 27, 2018 when the fund was removed from the Plan) into any other available investment funds under the 401(k) Plan at any time. For the years ended December 31, 2018 and 2017, the Company made a 1% discretionary contribution totaling $193,042,633 and $189,207,562 respectively.

Plan participants may also elect to roll over distributions from a former employer’s qualified retirement plan or a qualified Individual Retirement Account to the Plan.

(c)        Participant Accounts
Each participant’s Plan account is credited with the participant’s salary deferral contributions; the Company’s matching contributions, and any discretionary profit sharing contributions, which are subject

6(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

to investment gains and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested Plan account.
(d)        ESOP Plan Notes
As an ESOP, the Plan may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company’s common or preferred stock. The Plan may also purchase the Company’s common stock from entities other than the Company. During 2018 and 2017, the Plan borrowed money from the Company to buy Company preferred stock (note 12).
(e)        Payment of Benefits and Forfeitures
Upon termination of employment, a participant may elect to receive his or her vested Plan account balance as a lump sum or as a partial lump sum distribution. The option of installment payments was only available to participants who commenced installment payments prior to January 1, 2010. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash; however, a participant invested in the Company’s common stock may elect to receive shares of the Company’s common stock in-kind with the value of fractional shares paid in cash. If the participant’s balance is less than $1,000, a distribution is made as a lump sum upon termination, unless the participant elects to rollover their account balance or takes the portion of their account invested in the Company’s common stock in-kind.
While employed, a participant may make withdrawals from his or her Plan account (as allowed under IRS regulations) subject to certain restrictions, as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant invested in the Company’s common stock may request that the portion of their withdrawal invested in the Company’s common stock be disbursed in-kind with the value of fractional shares paid in cash.
When a participant terminates employment, he or she is entitled to distribution of his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer contributions were approximately $2,923,000 and $1,617,000 for the years ended December 31, 2018 and 2017, respectively. The unallocated forfeiture account balance was approximately $0 for both years ended December 31, 2018 and 2017.

(f)         Notes Receivable from Participants
Two types of participant loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant’s principal residence, and may not exceed 20 years. Participants may have three loans outstanding at any time with one of those loans being a principal residence loan. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000 reduced by the excess (if any) of (A) the highest outstanding balance of loans from the Plan to the Participant during the one-year period ending on the day before the date on which the loan is made, over (B) the outstanding balance of loans from the Plan to the Participant on the date on which the loan is made, or (2)    One-half of the value of the Participant’s vested Account balance on the date on which the loan is made. The minimum

7(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

principal amount for any loan is $500. The loan interest rate is a reasonable rate determined by the Plan Administrator. Repayments on loans are generally made through biweekly payroll deductions and are immediately allocated back to the appropriate funds based on the participant’s investment elections. Loans may be repaid in full at any time. As of December 31, 2018, interest rates ranged from 3.25% to 11.50% and loans mature through December 31, 2038.

Upon termination of employment or death, loans must be repaid by the last business day of the calendar quarter following the calendar quarter in which termination or death occurred, or a taxable distribution will be declared.
(g)        ESOP
The Plan purchases Company preferred stock using the proceeds of the ESOP loans. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer’s matching contribution is allocated to the participants’ accounts and invested in the Wells Fargo ESOP Fund (note 3).
Participants in the Plan may elect to have cash dividends from Company common stock that is held in their account in the Wells Fargo ESOP Fund to be either reinvested in the Wells Fargo ESOP Fund or distributed to them in cash. Dividends on employer contribution accounts that are reinvested are used to make payments on the loans and an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the dividends are then allocated to the participant’s employer contribution accounts and reinvested in the Wells Fargo ESOP Fund.
For periods prior to July 1, 2017, certain participants in the Plan were not eligible to invest in the Wells Fargo ESOP Fund, and employer contributions for these participants were automatically invested in the Company common stock in the Wells Fargo Non‑ESOP Fund. For periods on or after July 1, 2017, all active participants in the Plan are eligible to invest in the Wells Fargo ESOP Fund. Dividends on common stock held in the Wells Fargo Non‑ESOP Fund were reinvested in the Wells Fargo Non‑ESOP Fund (until July 27, 2018, when the fund was removed from the Plan).

(h)        Investment Options
Participants may direct the investment of their salary deferral contributions to the Plan in one or more of 30 investment funds (note 2(b)) in multiples of 1% of each contribution. If a participant does not choose an investment fund, the contributions are invested in the age appropriate Wells Fargo State Street Target Date Fund™ CIT, an age-based series of target retirement date funds. Participants may change their deferral percentage or investment direction at any time.
Employer contributions are automatically invested in Company common stock. Shares of Company common stock contributed by the Company may either be authorized, but previously unissued shares, or shares held by the Company as Treasury shares. Participants have the ability to divest out of the Wells Fargo ESOP Fund or the Wells Fargo Non‑ESOP Fund (prior to July 1, 2017) at any time and reinvest in any of the other eligible investment funds.

8(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(2)         Summary of Significant Accounting Policies
(a)        Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
(b)        Investment Funds
As of December 31, 2018, the Trust is comprised of the following 30 investment funds:

Wells Fargo 100% Treasury Money Market Fund	Black Rock Global Equity Fund
Wells Fargo Stable Value Fund	Diversified Real Asset Fund
State Street Emerging Markets Fund	Global Bond Fund
Wells Fargo / State Street Target Today CIT	U.S. Bond Index Fund
Wells Fargo / State Street Target 2010 CIT	Large Cap Value Fund
Wells Fargo / State Street Target 2015 CIT	S&P 500 Index Fund
Wells Fargo / State Street Target 2020 CIT	Large Cap Growth Fund
Wells Fargo / State Street Target 2025 CIT	S&P Mid Cap Index Fund
Wells Fargo / State Street Target 2030 CIT	Russell Small Cap Index Fund
Wells Fargo / State Street Target 2035 CIT	Small Cap Fund
Wells Fargo / State Street Target 2040 CIT	International Index Fund
Wells Fargo / State Street Target 2045 CIT	International Equity Fund
Wells Fargo / State Street Target 2050 CIT	Emerging Markets Equity Fund
Wells Fargo / State Street Target 2055 CIT	NASDAQ 100 Index Fund
Wells Fargo / State Street Target 2060 CIT	Wells Fargo ESOP Fund
Under the terms of the Trust agreement, the Trustee maintains custody of the 30 funds on behalf of the Plan.
(c)         Administrative Expenses
All costs and expenses of administering the Plan and Trust are paid by the Company, except for certain investment management fees, which are netted against investment returns.
(d)        Fair Value Definition and Hierarchy
Investments are reported at fair value. The Plan bases its fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Their value measurements are based on exit prices and determined by maximizing the use of observable inputs. However, for certain investments the Plan may utilize unobservable inputs in determining fair value due to the lack of observable inputs in the market, which requires greater judgment in measuring fair value.

9(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Assets and liabilities measured at fair value are grouped in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:
•Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

•
Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑based valuation techniques, for which all significant assumptions are observable in the market.

•
Level 3 – Valuation is generated from model‑based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Plan considers all available information, including observable market data, indications of market liquidity and orderliness, and its understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement to its entirely. If Level 3 inputs are considered significant, the instrument is classified as Level 3. See note 5 for discussion on fair value measurements.
(e)        Investments Valuation and Income Recognition
Securities transactions are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation or (depreciation) includes gains and or losses on investments bought and sold as well as held during the year.
As of December 31, 2018 and 2017, the Plan owned approximately 3.18% and 3.12%, respectively, of the issued common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owned 1,623,903 shares and 1,774,652 shares of convertible preferred stock of the Company with a fair value of approximately $1,803 million and $2,055 million as of December 31, 2018 and 2017, respectively. These shares are convertible into additional shares of the Company’s common stock based on the fair value of the common stock as of the date of conversion.
On January 25, 2018, the Plan purchased 1,100,000 shares of 2018 ESOP cumulative convertible preferred stock from the Company for $1,142.9 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,039 per share as of the

10(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

purchase date, with cumulative dividends payable quarterly at an initial annual rate of 7.00%. The note bears interest at 2.25% and is due December 31, 2027.

On February 2, 2017, the Plan purchased 950,000 shares of 2017 ESOP cumulative convertible preferred stock from the Company for $981 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,033 per share as of purchase date, with cumulative dividends payable quarterly at an initial annual rate of 7.00%. The note bears interest at 1.90% and is due December 31, 2026.

(f)         Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan and Plan loan rules, as determined by the Plan Administrator.
(g)       Security-Backed Contracts
(i)     Description
The Wells Fargo Stable Value Fund (the “Stable Value Fund”) primarily invests in security-backed contracts issued by insurance companies and other financial institutions. The Stable Value Fund also invests in the Wells Fargo/BlackRock Short Term Investment Fund S, which invests in highly liquid assets. The Stable Value Fund uses this investment for daily liquidity needs.
A security-backed contract is an investment contract (also known as a synthetic guaranteed investment contract (GIC) or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds. The bond portfolio is either owned directly by the Stable Value Fund or owned by the contract issuer and segregated in a separate account for the benefit of the Stable Value Fund. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third-party custodian. The issuer guarantees that all qualified participant withdrawals will be at contract value. In the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio. No payments related to the security backed contracts were made by the issuers during the years ended December 31, 2018 and 2017.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the Plan’s investment advisor credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. The Plan requires that the issuers of each investment contract have at least an "A-" rating as of the contract effective date, and that all underlying portfolio assets be rated investment grade at the time of purchase.

11(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(ii)     Valuation of Investments
Security-backed contracts are carried at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. The contract rate resets periodically, normally each quarter or semi-annually, using end-of-period data. The underlying portfolio assets, the adjustments to contract value, and the accrued interest receivable are shown by contract on the supplemental schedule of assets (held at end of year). The short‑term investment fund investment is carried at the reported unit value of the fund. The underlying assets may contain issues that are considered illiquid.

(iii)  Withdrawal and Termination Provisions
All security-backed contracts held by the Stable Value Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant‑directed transfers.
Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Stable Value Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. Security-backed contracts are not assignable or transferable without consent of the issuer and have no publicly traded secondary market.
Security-backed contracts that permit the issuer to terminate at fair value generally provide that the Stable Value Fund may elect to convert such termination to an amortization election as described below. In addition, if the Stable Value Fund defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Stable Value Fund will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate contracts’ coverage. Among these are investments outside of the range of investments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the investment contract provider, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.
Generally, security-backed contracts permit the issuer or investment manager to elect at any time to convert the underlying portfolio to a declining duration strategy whereby the contract would terminate at a date that corresponds to the duration of the underlying portfolio on the date of the amortization election. After the effective date of an amortization election, the underlying portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for

12(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

the amortization election period. The guidelines are intended to result in the convergence of the contract value and the fair value of the underlying portfolio by the termination date.
Security‑backed contracts also generally provide for withdrawals associated with certain events, which are not in the ordinary course of plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events, which may trigger a market value adjustment; however, such events may include, but not limited to, the following:
•material amendments to the Plan’s structure or administration;
•complete or partial termination of the Plan, including a merger with another plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•
the withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans; and

•	the delivery of any communication to Plan participants designed to influence a participant not to invest in the Plan.
At this time, the Stable Value Fund does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
(iv)    Investment Transactions and Interest Income
Investment transactions are accounted for on a trade-date basis. Realized gains and losses within the portfolios underlying the security-backed contracts are determined on the basis of average cost. Interest income, including the amortization of premiums and discounts, is recorded on an accrual basis.
(v)     Unit Issues, Redemptions, Distributions
In accordance with the terms of the Investment Advisory Agreement, the net asset value of the Stable Value Fund is calculated daily, and net investment income and realized and unrealized gains on investments are not distributed, but rather reinvested and reflected in the net asset value of the Stable Value Fund. Units of the Stable Value Fund are issued and redeemed at the current net asset value.

13(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(vi)   Delayed Delivery Transactions
The Stable Value Fund may purchase or sell securities on a when-issued or forward-commitment basis in the portfolios underlying the security backed contracts of the Stable Value Fund. The price of the underlying securities and date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. Losses may arise due to changes in the market value of the securities or from the inability of counterparties to meet the terms of the contract. In connection with such purchases, the Stable Value Fund may be required to hold liquid assets as collateral with the Stable Value Fund’s custodian sufficient to cover the purchase price. The Stable Value Fund may enter into To-Be-Announced (TBA) sale commitments to hedge its portfolio positions or to sell mortgage-backed securities they own under delayed delivery arrangements. Proceeds of TBA sale commitments are not received until the contractual settlement date. During the time a TBA sale commitment is outstanding, equivalent deliverable securities, or an offsetting TBA purchase commitment deliverable, on or before the sale commitment date, are held as "cover" for the transaction. Unsettled TBA sale commitments are valued at the current market value of the underlying securities. The contract is "marked-to market" daily and the change in market value is recorded in the underlying portfolios as an unrealized gain or loss. If the TBA sale commitment is closed through the acquisition of an offsetting purchase commitment, the underlying portfolios would realize a gain or loss.

(vii)  Futures Transactions
The Stable Value Fund may use futures contracts to gain or to hedge against broad market or interest rate exposure. In order to gain exposure to or to protect against changes in the market, the portfolios underlying the security-backed contracts of the Stable Value Fund may buy or sell financial futures contracts on any U.S. or foreign exchange. Risks of entering into futures transactions include the possibility that there may be an illiquid market at the time of settlement or that a change in the value of the contract may not correlate with changes in the value of the underlying securities.
Upon entering into a futures contract, the Stable Value Fund is required to deposit either cash or securities in an amount equal to a percentage of the futures contract value (initial margin). Subsequent payments (variation margin) are made or received by the Stable Value Fund each day. The variation margin payments reflect the daily changes in the futures contract value and are recorded as unrealized gains and losses. The underlying portfolio recognizes a realized gain or loss when the futures contract is closed or expires. With futures, there is minimal counterparty risk to the Stable Value Fund since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default.
(viii)   Expenses
The Stable Value Fund pays wrapper contract fees to the security-backed contract issuers to assure contract liquidity for plan participant‑directed withdrawals. Annual investment management fees in 2018 and 2017 were $226,163 and $204,079, respectively, based on separate agreements for various types of instruments.

14(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(h)        Risks and Uncertainties
The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(i)         Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
(j)        Payment of Benefits
Benefits are recorded when paid.
(k)     New Accounting Pronouncement
In August, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU or Update) 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The Update modifies fair value disclosure requirements by removing, modifying or adding to the required fair value disclosures. The Update is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted upon issuance of the Update; allowing an entity to early adopt any removed or modified disclosures upon issuance of the Update and delay adoption of the additional disclosures until their effective date. The Update will not affect the statement of net assets available for benefits or the statement of changes in net assets available for benefits as it only amends the disclosure requirements for fair value disclosures.

(l)     Excess Contributions and Earnings Payable
Excess contributions and earnings payable represent amounts withheld from participants in excess of IRC limitations that are to be refunded at year-end. As of December 31, 2018 and 2017, $37,518 and $31,211, respectively, of excess contributions and earnings thereon are required to be refunded prior to December 31, of the subsequent year. These amounts were refunded to participants prior to March of the year following the plan year-end. Excess contributions and earnings are netted against contributions and interest income in the statements of changes in net assets available for benefits.

15(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(3)        Wells Fargo ESOP Fund and Wells Fargo Non‑ESOP Fund
The Company’s common and preferred shares held in the Wells Fargo ESOP Fund that were purchased with the proceeds of the ESOP loans from the Company represent leveraged shares. These shares are held in an account called the “Unallocated Reserve.” The leveraged shares are released from the Unallocated Reserve as the ESOP loans are repaid and any preferred leverage shares are converted into Company common stock for allocation to participants’ Plan accounts. The preferred shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the Company matching contributions credited to participants’ accounts (note 1(g)).
Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her Plan account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote all shares of Company common stock held in the Wells Fargo ESOP Fund, Wells Fargo Non‑ESOP Fund (until July 27, 2018, when the fund was removed from the Plan) and the Unallocated Reserve in proportion to “votes’ cast by participants.
Participants may elect to have dividends on their vested accounts held in the Wells Fargo ESOP Fund paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock in the Wells Fargo ESOP Fund. The dividend will be automatically reinvested in the Plan if: (i) a participant makes no election, (ii) if the total vested dividend for a participant is less than $5, or (iii) the participant is deceased. Prior to July 27, 2018 when the Wells Fargo Non-ESOP Fund was removed from the Plan, participants were not permitted to elect to have dividends on their vested accounts in the Wells Fargo Non‑ESOP Fund paid to them in cash. Dividends on common stock held in the Wells Fargo Non‑ESOP Fund were reinvested in the Plan within the Wells Fargo Non‑ESOP Fund.

The Plan provides that dividends received on the Company’s common and preferred stock held in the Unallocated Reserve, dividends attributable to the portion of the participants’ employer contribution account that are reinvested and dividends that are attributable to the participants’ nonvested accounts will be applied to make any required ESOP loan payments. Shares of the Company’s common stock that are released due to such ESOP loan payments will be transferred to the Wells Fargo ESOP Fund as reinvested dividends. To the extent that such dividends are not sufficient to make required ESOP loan payments, employer contributions will be applied to make the required payments.
In the event that the total dividends on the Company’s common stock held in the Wells Fargo ESOP Fund that are to be reinvested in participant employer contribution accounts exceed the amount that can be paid as allowable ESOP loan payments, the Plan will reclassify the dividend cash received that was not used as ESOP loan payments as an employer contribution. The Company will in turn fund that portion of the dividend with shares of Company common stock. Any amount of dividend cash that is reclassified as an employer contribution will be transferred to the Unallocated Reserve and will be used to make payments to fund the Company matching contributions. Such reclassification amounted to $42.9 million and $125.2 million in 2018 and 2017, respectively.

16(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(4)        Shares and Investments Not Directed by Participants
Information about the net assets and significant components of the changes in net assets relating to nonparticipant directed investments as of and for the years ended December 31, 2018 and 2017 is presented in the following tables.

	2018	2017
	ESOP	ESOP
	Unallocated	Unallocated
Assets:
Company common stock	$830	667
Company convertible preferred stock	1,803,375,680	2,054,946,114
Total investments	1,803,376,510	2,054,946,781
Accrued income	56,129	86,017
Total assets	1,803,432,639	2,055,032,798
Liabilities:
Notes payable	(1,501,694,133)	(1,677,939,127)
Total liabilities	(1,501,694,133)	(1,677,939,127)
Net assets available for benefits	$301,738,506	377,093,671
Company common shares:
Number of shares	18	11
Cost	$990	598
Fair value	830	667
Company convertible preferred shares:
Number of shares	1,623,903	1,774,652
Cost	$1,727,617,341	1,903,699,122
Estimated fair value	1,803,375,680	2,054,946,114

17(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

	2018	2017
	ESOP	ESOP
	Unallocated	Unallocated
Contributions	$1,059,914,602	675,271,150
Net depreciation	(141,778,376)	(21,987,428)
Dividend income	158,859,983	166,044,527
Interest income	304,115	283,492
Notes payable interest expense	(42,494,855)	(39,382,685)
Release of common stock 22,916,350 and 11,167,204
shares for 2018 and 2017, respectively	(1,110,160,634)	(574,757,755)
(Decrease) increase in net assets	(75,355,165)	205,471,301
Net assets:
Beginning of year	377,093,671	171,622,370
End of year	$301,738,506	377,093,671

(5)        Fair Value Measurements
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.
Investments in mutual funds are valued at fair value based upon quoted prices in an active market.
Investments in collective investment funds are redeemable daily at NAV, which is the readily determinable fair value. The price per share is quoted on a private market that is not active; however, the price per share is based on the value of the underlying investments, which are traded on an active market.
Investments in multi-manager funds are comprised of publicly traded mutual funds, which are valued at fair value based upon quoted prices in an active market, and collective investment funds that are valued at NAV. The NAV is based upon the value of the underlying investments which are traded on an active market.
Investments in the Stable Value Fund’s collective investment funds are valued at NAV as described above.

Investments in the Company’s common stock are valued at quoted market values.
Investments in the Company’s convertible preferred stock are valued at appraised value by an independent pricing service. The independent pricing service models the expected cash flows with the contractual dividends and Company’s common shares equal to $1,000 upon conversion of a preferred share. The independent pricing service then discounts the cash flows back to the present value by the appropriate preferred discount rate which is determined by analyzing a variety of market yields, including yields on preferred securities and bonds issued by the Company and institutions similar to the Company.

18(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

The Wells Fargo ESOP Fund and Wells Fargo Non‑ESOP Fund (until July 27, 2018 when the fund was removed from the Plan) are managed as unitized accounts that hold Wells Fargo common stock and a small percentage of a Short Term Investment Fund (STIF) to provide daily liquidity. Short‑term investments are investments in collective investment funds.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Please refer to note 2(d) for the definition of fair value and the fair value hierarchy.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018 and 2017, respectively:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Collective investment funds	$—	15,981,796,989	—	15,981,796,989
Mutual funds	566,630,229	—	—	566,630,229
Multi-manager funds:
Collective investment funds	—	5,915,427,985	—	5,915,427,985
Mutual funds	3,004,463,403	—	—	3,004,463,403
Total multi-
manager funds	3,004,463,403	5,915,427,985	—	8,919,891,388
Stable Value Fund
Collective investment funds	—	316,795,534	—	316,795,534
Company common stock	8,031,758,193	—	—	8,031,758,193
Company convertible preferred
stock	—	—	1,803,375,680	1,803,375,680
Short term investments	—	104,969,272	—	104,969,272
Total investments
at fair value	$11,602,851,825	22,318,989,780	1,803,375,680	35,725,217,285

19(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Collective investment funds	$—	16,841,114,741	—	16,841,114,741
Mutual funds	510,176,320	—	—	510,176,320
Multi-manager funds:
Collective investment funds	—	6,149,102,891	—	6,149,102,891
Mutual funds	3,867,127,774	—	—	3,867,127,774
Total multi-
manager funds	3,867,127,774	6,149,102,891	—	10,016,230,665
Stable Value Fund
Collective investment funds	—	593,091,173	—	593,091,173
Company common stock	10,375,088,060	—	—	10,375,088,060
Company convertible preferred
stock	—	—	2,054,946,114	2,054,946,114
Short term investments	—	137,549,090	—	137,549,090
Total investments
at fair value	$14,752,392,154	23,720,857,895	2,054,946,114	40,528,196,163

Changes in Fair Value Levels
The Plan monitors the availability of observable market data to assess the appropriate classification of investments within the fair value hierarchy and transfers between Level 1, Level 2 and Level 3 accordingly. Observable market data includes but is not limited to quoted prices and market transactions. Changes in economic conditions or market liquidity generally will drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation techniques used, are generally the cause of transfers between Level 1, Level 2 and Level 3. There were no transfers between the fair value levels in 2018 or 2017.

20(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets:

Company
convertible
preferred
stock
Balance, December 31, 2016	$1,712,154,012
Realized losses	(51,395,548)
Unrealized gains relating to instruments still held at the reporting date	29,408,055
Purchases	981,350,000
Sales	(868,542,935)
Issuances	866,112,967
Settlements	(614,140,437)
Balance, December 31, 2017	2,054,946,114
Realized losses	(121,812,183)
Unrealized losses relating to instruments still held at the reporting date	(19,545,908)
Purchases	1,142,900,000
Sales	(1,319,144,994)
Issuances	1,217,055,855
Settlements	(1,151,023,204)
Balance, December 31, 2018	$1,803,375,680

Level 3 Significant Unobservable Inputs
The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of those Level 3 assets measured at fair value for which the Plan uses an internal model.

			Significant
	Fair value	Valuation	unobservable	Range of	Weighted
	Level 3	techniques	inputs	inputs	average (1)
December 31, 2018:
Convertible preferred stock	$1,803,375,680	Discounted	Discount
		cash flow	rate	4.79% – 4.95%	4.93%
December 31, 2017:
Convertible preferred stock	$2,054,946,114	Discounted	Discount
		cash flow	rate	3.78% – 4.24%	4.08%
(1)	Weighted averages are calculated using outstanding shares.

21(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Level 3 Valuation Processes and Significant Fair Value Input Sensitivity
The Independent Fiduciary, acting on behalf of the Plan, has been given the responsibility by the Company to provide an opinion as to the values, as of December 31, 2018 and 2017, of the various series of Company preferred stock sold by the Company to the Plan through the ESOP portion of the Plan. The Independent Fiduciary generally determines fair value of our Level 3 assets by retaining a qualified independent financial advisor to render an opinion as to the fair value of each of the Company’s preferred stock series outstanding as of December 31, 2018 and 2017. The independent financial advisor reports directly to the Independent Fiduciary and not to the Trustee or the Company. The independent financial advisor generally uses discounted cash flow or similar internal modeling techniques to determine the fair value of the Plan’s Level 3 assets. Discounted cash flow valuation techniques generally consist of developing an estimate of future cash flows that are expected to occur over the life of an investment and discounting those cash flows at a rate of return that results in the fair value amounts. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on fair value.
Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular instrument. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated on one another), which may counteract or magnify the fair value impact. These Level 3 assets would decrease (increase) in value based upon an increase (decrease) in discount rate.
(6)        Concentration of Investments
The Plan’s investment in shares of the Company’s common and preferred stock aggregate 27.53% and 30.67% of total investments at fair value as of December 31, 2018 and 2017, respectively. The Company, incorporated in Delaware, is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America. The quoted market price of the Company’s common stock was $46.08 as of December 31, 2018 and $45.80 as of June 26, 2019.

(7)        Financial Instruments with Off‑Balance‑Sheet Risk
In the normal course of business, the Plan, through the securities-backed contracts of the Stable Value Fund, enters into transactions in various financial instruments with off-balance-sheet risk. The Plan may buy or sell interest rate futures contracts to protect against changes in the market. Payments are made or received by the Plan each day equal to the daily changes in the contract value and are recorded as appreciation or depreciation. Due to the inherent volatility in these financial instruments, the values of these investments may change in the near term, and those changes could differ materially from the amounts reported in the net assets of the Plan.
Credit risk represents the potential loss to the Plan due to possible nonperformance by obligors and counterparties of the terms of their contracts. Market risk represents the potential loss to the Plan due to the decrease or increase

22(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

in the value of an off‑balance‑sheet financial instrument caused primarily by changes in interest rates or foreign exchange rates, or a combination thereof.
Forward contracts and futures represent commitments to purchase or sell securities, money market instruments, or foreign currencies at a future date and at a specified price. Short sells represent commitments to purchase securities at a future date and at a specified price. Both credit and market risks exist with respect to forward contracts. Market risk exists with respect to futures and short sells. These positions are carried at current market value, and the unrealized gain or loss is included in the net assets of the Plan. Financial futures are marked to market and settled with the broker on a daily basis. The Plan does not anticipate that losses, if any, as a result of credit or market risk would materially affect the net asset position of the Plan. The Plan, to a limited extent, enters into transactions involving other financial instruments and commitments as an integral part of the overall management of the investment portfolio.
The following table summarizes the aggregate notional amounts and estimated fair value for the Plan’s derivative financial instruments as of December 31, 2018 and 2017:

	2018		2017
	Notional	Unrealized	Notional	Unrealized
	amount	loss	amount	loss
Future contracts	$128,200,394	(74,437)	745,892	(172,266)

Net realized gains and (losses) on futures for the years ended December 31, 2018 and 2017 were $844,312 and ($902,312), respectively, and are included in interest income on the statements of changes in net assets available for benefits.

(8)         Related-Party Transactions
The Plan engages in transactions involving acquisition or disposition of units of participation in commingled investment funds of the Company, as well as registered investment funds managed by the Company and the Trustee, all of which are parties in interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.
During 2018 and 2017, the Plan purchased Company preferred stock for the ESOP from the Company (note 2(e)) and allowed participants to invest in Company common stock.

(9)	Other Income
The Plan periodically receives monies from litigation settlements or other residual proceeds (“Proceeds”) related to the Plan, or prior plans that merged into the Plan, in which the Plan Administrator is responsible for determining how these Proceeds will be allocated to the Plan.
These Proceeds are deposited into an interest-bearing account until the Plan Administrator is able to determine how to allocate the monies into the Plan and are included as other assets on the statements of net assets available for benefits and in other income on the statements of changes of net assets available for benefits.

23(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

On December 27, 2017, the Plan received $3,674,420 of Proceeds related to losses incurred from prior securities lending in the Stable Value Fund. The Proceeds were allocated as of December 31, 2018.

(10)     Federal Income Taxes
The IRS has determined and informed the Company by a letter dated August 2, 2017, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe that the Plan is qualified, and the related Trust is tax-exempt.
Accounting principles generally accepted in the United States of America require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset), if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions and periodic compliance reviews. The Plan Sponsor received written notice dated March 6, 2015 from the IRS of an examination of the Plan. The Plan was under examination by the IRS for Plan year ending December 31, 2013. The IRS concluded its examination of the Plan in 2018.

(11)   Regulatory Matters
The Plan Sponsor received written notification dated August 29, 2014, from the Department of Labor (DOL) advising the Plan had been selected for review by the DOL. In the DOL’s August 29th written notification, the Plan Sponsor was informed the review will consist primarily of an on-site examination of Plan records and interviews of Plan officials. The DOL has requested to examine information for plan years 2010 through the present.

24(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(12)     Notes Payable
Notes payable as of December 31 were:

	2018	2017
3.00% 2010 ESOP Convertible Preferred Stock Note, due
March 2020	$23,331,240	81,651,240
2.50% 2011 ESOP Convertible Preferred Stock Note, due
March 2021	67,048,660	140,286,160
2.30% 2012 ESOP Convertible Preferred Stock Note, due
December 2021	84,931,596	140,725,596
1.30% 2013 ESOP Convertible Preferred Stock Note, due
December 2022	146,003,320	220,123,320
1.50% 2014 ESOP Convertible Preferred Stock Note, due
December 2023	189,650,439	258,257,439
1.48% 2015 ESOP Convertible Preferred Stock Note, due
December 2024	157,155,283	204,080,406
1.70% 2016 ESOP Convertible Preferred Stock Note, due
December 2025	253,944,810	350,589,036
1.90% 2017 ESOP Convertible Preferred Stock Note, due
December 2026	229,542,930	282,225,930
2.25% 2018 ESOP Convertible Preferred Stock Note, due
December 2027	350,085,855	—
	$1,501,694,133	1,677,939,127

Maturities of notes payable are as follows:

Year ending December 31:
2019	$87,683,830
2020	304,446,690
2021	260,668,610
2022	235,969,890
2023	195,785,463
Thereafter	417,139,650
$1,501,694,133

The notes represent exempt ESOP loans to the Plan from the Company. The notes may be repaid in installments through March 31, 2027, with the last payment due December 31, 2027. The estimated fair value of the notes as of December 31, 2018 and 2017 was approximately $1,405 million and $1,618 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.

25(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(13)     Plan Termination
Although it has not expressed any intent to do so, the Company by action of its Board of Directors reserves the right to terminate the Plan at any time. In the event of Plan termination, participants shall become 100% vested in their accounts.
(14)     Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

	2018	2017
Participant contributions per the financial statements	$1,731,970,210	1,684,570,451
Excess contributions to be refunded	40,908	28,355
Participant contributions per the Form 5500	$1,732,011,118	1,684,598,806
Interest income per the financial statements	$99,466,233	88,118,329
Interest income from notes receivable from participants per
the financial statements	61,304,646	56,945,814
(Loss) income on excess contributions to be refunded	(3,390)	2,856
Interest income per the Form 5500	$160,767,489	145,066,999

(15)   Legal Actions
The following class actions lawsuits have been brought on behalf of Plan participants and beneficiaries

a)
John Meiners v. Wells Fargo & Company, et al, (November, 2016) - On November 22, 2016, Plaintiff John Meiners filed a putative class action lawsuit in the United States District Court for the District of Minnesota against Defendants Wells Fargo & Company, the Human Resources Committee of the Wells Fargo Board of Directors, the Wells Fargo Employee Benefits Review Committee (the “EBRC”), and current and former members of the Board and the EBRC. Meiners, a former Wells Fargo financial advisor, alleged that from November 22, 2010, to the present, Defendants breached their duties under the Employee Retirement Income Security Act of 1974 by selecting and retaining the Wells Fargo Dow Jones Target Date Funds (“Target Date Funds”) as investment options within the Plan.

Meiners alleges that Defendants acted imprudently by including these proprietary funds as investment options within the Plan because (1) the Target Date Funds were selected as investment options in the Plan based on a conflict of interest; (2) the Plan was designed to funnel participant money into the Target Date Funds; and (3) there were less expensive and better-performing fund options available, including the Vanguard Target Retirement Funds and the Fidelity Freedom Index Funds.

26(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Meiners brought this action on behalf of a class of several hundred thousand Plan participants and beneficiaries who invested in the Wells Fargo Target Date Funds. The defendants filed a motion to dismiss on March 22, 2017. On May 25, 2017, the Court dismissed the action. Subsequently, the plaintiffs appealed the Court’s decision to the U.S Court of Appeals for the Eighth Circuit. On August 3, 2018, the Eighth Circuit affirmed the dismissal of the action. Plaintiffs did not appeal to the U.S. Supreme Court; therefore, this action is closed.

b)
Plan participants filed three putative class actions, now consolidated into one action, In re: Wells Fargo ERISA 401(k) Litigation (D. Minn.) against Wells Fargo and various individuals alleged to be fiduciaries under the Plan. The lawsuit alleges that the Company’s stock should not have been offered as an investment option in the Plan and seeks damages, as a result of the drop in the Company’s stock price. This consolidated class action arises out of the Wells Fargo government consent orders relating to sales practices, which were announced publicly on September 8, 2016.

Plaintiffs challenge the decision to offer the Wells Fargo Stock Fund as an investment option, alleging that the stock was trading at an artificially high price due to allegedly undisclosed sales practices and that the defendants should have acted on that information to prevent Plan participant losses when the stock price declined. Plaintiffs filed a consolidated, amended complaint on December 21, 2016, and defendants moved to dismiss the action on April 3, 2017. On September 21, 2017, the Court dismissed the action but allowed the plaintiffs to replead one count of the prior complaint. Plaintiffs filed an amended complaint, which defendants moved to dismiss on December 4, 2017. On July 19, 2018, the District Court dismissed the action completely. Plaintiffs appealed the dismissal to the Eighth Circuit Court of Appeals. The parties have fully briefed the appeal, but the Eighth Circuit has not scheduled oral argument on the appeal as of May 13, 2019. We expect oral argument to be scheduled for the third quarter 2019.

(16)     Subsequent Events
Effective January 1, 2019, the Plan was amended and restated to (i) incorporate all previous separate amendments; (ii) revise certain references to money sources; (iii) remove employer money sources from the regular in-service withdrawal feature; and (iv) remove historical references.
Effective January 1, 2019, the Plan’s loan provisions were revised to state that participants may have two loans outstanding at any time, with one of those loans being a principal residence loan.
Plaintiffs filed two securities class actions in the Northern District of California against the Company and certain individual defendants: (1) Hefler v. Wells Fargo & Company et al., No. 16-cv-05479, filed on September 26, 2016 by Robbins Geller Rudman & Dowd LLP; and (2) Klein v. Wells Fargo & Company et al., No. 16-cv-05513, filed on September 28, 2016 by Pomerantz LLP. On January 5, 2017, Judge Jon S. Tigar issued an order consolidating the two cases. On March 6, 2017, plaintiffs filed a Consolidated Class Action Complaint for Violations of the Federal Securities Laws (the “First Consolidated Complaint”). On March 15, 2018, plaintiffs filed a Second Consolidated Class Action Complaint for Violations of the Federal Securities Laws. In the second amended complaint, Plaintiffs purported to represent a class of all persons who acquired Wells Fargo common stock between February 26, 2014 and September 20, 2016. Plaintiffs alleged that defendants made material misstatements and omissions regarding, inter alia, Wells Fargo’s (i) cross-sell metrics, (ii) cross-selling strategy

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

and the purpose of the strategy, (iii) risk management and the effectiveness of internal controls over financial reporting, and (iv) corporate culture and business practices. Plaintiffs allege that these misstatements and omissions were made in, inter alia, Wells Fargo’s quarterly and annual financial statements during the Class Period, quarterly and annual earnings press releases and analyst and investor conference calls, presentations at various investor and industry conferences, and in certain other public statements. On July 30, 2018, the parties entered into a Stipulation and Agreement of Settlement (the “Settlement Agreement”). Therein, Wells Fargo agreed to pay $480,000,000 on behalf of all Defendants for the benefit of the settlement class in return for a release by the class members of all claims relating to the purchase, acquisition, or ownership of Wells Fargo common stock during the Class Period that were asserted or could have been asserted in the action and which relate to the allegations, facts, and circumstances referred to in the complaint. The settlement is subject to certain conditions before it becomes final, such as final approval by the court and exhaustion of all appeals. On September 4, 2018, the court granted the motion for preliminary approval of the settlement, conditionally certified the proposed class for settlement purposes. Under the terms of the Settlement Agreement, the $480,000,000 settlement payment was due on September 25, 2018 and Wells Fargo made the payment by wire transfer on September 20, 2018. The deadline for class members to opt out of the settlement or object to its terms was November 27, 2018. The hearing on final approval of the settlement was held on December 18, 2018 and the Court issued an order the same day granting final approval to the settlement. The deadline for class members to submit a claim under the settlement was January 23, 2019. The Plan received notice of the pendency of the proposed class settlement as a result of the Wells Fargo stock purchased and sold in the Plan during the Class Period on behalf of the Plan participants. In order to avoid any potential conflict of interest with respect to whether to opt in or out of the settlement, the Employee Benefit Review Committee retained an Independent Fiduciary to review the settlement and determine whether it was in the best interest of the Plan participants and beneficiaries for the Trustee of the Plan to opt in or out of the settlement and then direct the Trustee whether to file a claim. The Independent Fiduciary determined that it is in the best interest of the Plan participants and beneficiaries for the Trustee to file a claim and directed the Trustee to file a claim. The Independent Fiduciary worked with the Trustee to determine the amount of the claim, and the Trustee timely filed the claim with the settlement administrator. The claim is currently pending approval. The final payout to the Plan will depend on, among other things, whether the claim is accepted by the settlement administrator and the total number of class members who submit claims under the settlement. The settlement funds have not yet been paid by the settlement administrator. It is not possible at this time to estimate the Plan’s recovery from the settlement.

28(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
*	Participant loans	190,083 Participant loans, interest
		rates ranging from 3.25% to 11.50%,
		maturing at various dates through
		December 3, 2038	N/A		$1,082,441,301

	U.S. Bond Index Fund	Collective Investment Fund	112,374,026	(1)	1,180,713,895
	S&P 500 Index Fund	Collective Investment Fund	179,756,575	(1)	3,928,220,436
	S&P MidCap Index Fund	Collective Investment Fund	59,503,463	(1)	1,908,990,084
	Russell Small Cap Index Fund	Collective Investment Fund	27,671,138	(1)	727,806,271
	International Index Fund	Collective Investment Fund	31,884,180	(1)	645,750,305
	NASDAQ 100 Index Fund	Collective Investment Fund	46,870,587	(1)	1,907,070,457
	Blackrock Global Equity Fund	Collective Investment Fund	350,189	(1)	3,335,723
	State Street Emerging Markets Index Fund	Collective Investment Fund	374,865	(1)	10,728,647
*	Wells Fargo State Street Target Today	Collective Investment Fund	9,343,212	(1)	107,015,278
*	Wells Fargo State Street Target 2010	Collective Investment Fund	3,204,934	(1)	42,144,879
*	Wells Fargo State Street Target 2015	Collective Investment Fund	12,189,240	(1)	129,767,869
*	Wells Fargo State Street Target 2020	Collective Investment Fund	31,884,605	(1)	506,828,109
*	Wells Fargo State Street Target 2025	Collective Investment Fund	101,268,570	(1)	1,122,987,428
*	Wells Fargo State Street Target 2030	Collective Investment Fund	47,547,677	(1)	861,744,583
*	Wells Fargo State Street Target 2035	Collective Investment Fund	54,242,358	(1)	644,437,186
*	Wells Fargo State Street Target 2040	Collective Investment Fund	34,832,905	(1)	728,105,239
*	Wells Fargo State Street Target 2045	Collective Investment Fund	34,098,492	(1)	428,372,537
*	Wells Fargo State Street Target 2050	Collective Investment Fund	65,578,799	(1)	789,909,748
*	Wells Fargo State Street Target 2055	Collective Investment Fund	17,098,649	(1)	250,546,501
*	Wells Fargo State Street Target 2060	Collective Investment Fund	4,998,458	(1)	57,321,814
					15,981,796,989

*	Wells Fargo 100% Treasury Money Market Fund	Mutual Fund	566,630,229	(1)	566,630,229
					566,630,229
	Large Cap Value Fund	Multi-Manager Fund
	Dodge & Cox Stock Fund	Mutual Fund	4,814,726	(1)	832,032,810
	MFS Large Cap Value Fund	Common Collective Fund	32,154,368	(1)	805,788,454
	T Rowe Price Equity Income Fund	Common Collective Fund	38,628,081	(1)	808,872,023
	Total Wells Fargo Large Cap Value Fund				2,446,693,287
	Large Cap Growth Fund	Multi-Manager Fund
	Los Angeles Large Cap Growth Fund	Common Collective Fund	45,722,439	(1)	825,747,256
	T Rowe Price Blue Chip Growth Fund	Common Collective Fund	22,650,771	(1)	848,950,883
	Delaware US Growth Fund	Mutual Fund	41,483,099	(1)	842,106,915
	Total Wells Fargo Large Cap Growth Fund				2,516,805,054
	Small Cap Fund	Multi-Manager Fund
*	Wells Fargo Emerging Growth Fund	Mutual Fund	17,619,123	(1)	227,639,067
	Advisory Research Small Cap Value Fund	Common Collective Fund	12,120,930	(1)	232,479,437
	SSGA Russell Small Cap Index Non Lending Fund	Common Collective Fund	17,803,767	(1)	468,274,667
	Wellington Select Small Cap Growth Fund	Common Collective Fund	17,279,865	(1)	226,020,639
	Wellington Small Cap Value Fund	Common Collective Fund	20,819,370	(1)	229,013,065
	Total Wells Fargo Small Cap Fund				1,383,426,875
	International Equity Fund	Multi-Manager Fund
*	Wells Fargo/Causeway International Value Fund	Common Collective Fund	30,730,453	(1)	354,048,620
	Sprucegrove Collective Fund	Common Collective Fund	41,870,230	(1)	352,966,037
	American Funds EuroPacific Growth Fund	Mutual Fund	15,762,028	(1)	709,133,639
	Total International Equity Fund				1,416,148,296
	Emerging Markets Equity Fund	Multi-Manager Fund
	Acadian Emerging Markets Fund	Common Collective Fund	32,742,412	(1)	352,963,199
	Lazard Emerging Markets Fund	Common Collective Fund	21,161,320	(1)	352,335,972
	DFA Emerging Markets Fund	Mutual Fund	9,666,503	(1)	181,150,269
	Total Emerging Markets Equity Fund				886,449,440
	Diversified Real Asset Fund	Multi-Manager Fund
	Principal Diversified Real Asset Fund	Common Collective Fund	402,272	(1)	4,010,653
	State Street Real Asset Fund	Common Collective Fund	133,905	(1)	1,333,689
	Total Diversified Real Asset Fund				5,344,342
	Global Bond Fund	Multi-Manager Fund
*	Wells Fargo Federated Total Return Bond Fund	Common Collective Fund	4,867,353	(1)	52,623,391
	Brandywine Global Opportunities Bond Fund	Mutual Fund	10,820,993	(1)	107,127,832
	PIMCO Global Advantage Strategy Bond Fund	Mutual Fund	10,025,987	(1)	105,272,871
	Total Global Bond Fund				265,024,094
	Total Multi-Manager Funds				8,919,891,388
*	Wells Fargo Stable Value Fund:
	Security-backed contracts:
	Transamerica Premier Life Ins. Co.	2.73%		(1)	273,818,055
	Nationwide Life Insurance Co.	2.66%		(1)	—
	Prudential Insurance Company of America	3.09%		(1)	—

29(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Transamerica Premier Life Ins. Co.	2.73%		(1)	$348,451,174
American General Life Ins. Co.	2.69%		(1)	—
Voya Ins. and Annuity Co.	2.43%		(1)	315,630,296
Metropolitan Life Ins. Co. Separate account 771	2.51%		(1)	302,565,698
Metropolitan Life Ins. Co. Separate account 690	2.13%		(1)	247,641,190
American General Life Ins. Co.	2.69%		(1)	—
Transamerica Premier Life Ins. Co.	2.73%		(1)	—
Pacific Life Ins. Co.	2.83%		(1)	—
State Street Bank and TrustCo.	2.57%		(1)	—
Massachusetts Mutual Life Ins.	2.52%		(1)	—
Nationwide Life Insurance Co.	2.66%		(1)	—
Voya Ins. and Annuity Co.	2.43%		(1)	—
AbbVie Inc.	3.375%, $440,000 par, due 11/14/2021		(1)	439,586
Access Group Inc. 2013-1	3.006%, $1,456,923 par, due 2/25/2036		(1)	1,440,111
AIG Global Funding	2.150%, $532,000 par, due 7/2/2020		(1)	524,113
AIG Global Funding	2.700%, $930,000 par, due 12/15/2021		(1)	907,974
Airgas Inc.	2.375%, $836,000 par, due 2/15/2020		(1)	832,619
Ally Auto Receivables Trust 2016-3	1.440%, $93,437 par, due 8/17/2020		(1)	93,103
Ally Auto Receivables Trust 2017-1	1.700%, $2,884,836 par, due 6/15/2021		(1)	2,864,887
Ally Auto Receivables Trust 2018-1	2.350%, $1,840,000 par, due 6/15/2022		(1)	1,824,669
Ally Auto Receivables Trust 2018-2	2.920%, $1,974,000 par, due 11/15/2022		(1)	1,970,565
Ally Auto Receivables Trust 2018-3	3.000%, $766,000 par, due 1/17/2023		(1)	765,371
Amal Ltd/Cayman Islands	3.465%, $460,840 par, due 8/21/2021		(1)	465,269
American Electric Power Co Inc.	3.650%, $400,000 par, due 12/1/2021		(1)	403,004
American Electric Power Co Inc.	2.150%, $283,000 par, due 11/13/2020		(1)	277,355
American Express Co	3.375%, $905,000 par, due 5/17/2021		(1)	906,439
American Express Credit Account Master Trust	2.040%, $1,800,000 par, due 5/15/2023		(1)	1,772,244
American Express Credit Account Master Trust	3.180%, $3,210,000 par, due 4/15/2024		(1)	3,235,744
American Express Credit Account Master Trust	2.670%, $869,000 par, due 10/17/2022		(1)	865,618
American Express Credit Account Master Trust	3.060%, $3,314,000 par, due 2/15/2024		(1)	3,325,877
American Express Credit Corp	2.200%, $1,044,000 par, due 3/3/2020		(1)	1,032,776
American Express Credit Corp	3.828%, $1,000,000 par, due 9/14/2020		(1)	1,006,703
American Express Credit Corp	1.700%, $375,000 par, due 10/30/2019		(1)	370,866
American Express Credit Corp	1.875%, $210,000 par, due 5/3/2019		(1)	209,225
American Express Credit Corp	2.375%, $511,000 par, due 5/26/2020		(1)	505,641
American Express Credit Corp	2.250%, $876,000 par, due 5/5/2021		(1)	857,230
American Honda Finance Corp	2.000%, $1,700,000 par, due 2/14/2020		(1)	1,680,180
American Honda Finance Corp	1.700%, $730,000 par, due 2/22/2019		(1)	728,660
American Honda Finance Corp	3.000%, $715,000 par, due 6/16/2020		(1)	713,469
American Honda Finance Corp	1.950%, $312,000 par, due 7/20/2020		(1)	307,068
AmeriCredit Auto Rec Trust	1.530%, $2,391,559 par, due 7/8/2021		(1)	2,379,126
AmeriCredit Automobile Receivables Trust 2017-2	1.980%, $3,780,000 par, due 12/20/2021		(1)	3,751,385
AmeriCredit Automobile Receivables Trust 2017-3	1.900%, $1,095,000 par, due 3/18/2022		(1)	1,083,127
AmeriCredit Automobile Receivables Trust 2017-4	1.830%, $1,026,635 par, due 5/18/2021		(1)	1,023,060
AmeriCredit Automobile Receivables Trust 2018-2	3.150%, $1,502,000 par, due 3/20/2023		(1)	1,507,535
AmeriCredit Automobile Receivables Trust 2018-3	3.380%, $1,240,000 par, due 7/18/2023		(1)	1,250,601
Amphenol Corp	2.200%, $1,869,000 par, due 4/1/2020		(1)	1,841,341
Analog Devices Inc.	2.850%, $353,000 par, due 3/12/2020		(1)	351,760
Analog Devices Inc.	2.950%, $959,000 par, due 1/12/2021		(1)	950,589
Anheuser-Busch InBev Finance Inc.	2.650%, $481,000 par, due 2/1/2021		(1)	473,013
Anheuser-Busch InBev Finance Inc.	3.300%, $450,000 par, due 2/1/2023		(1)	437,557
Anheuser-Busch InBev Worldwide Inc.	2.500%, $673,000 par, due 7/15/2022		(1)	642,574
Anheuser-Busch InBev Worldwide Inc.	3.500%, $820,000 par, due 1/12/2024		(1)	802,079
Apple Inc.	2.400%, $300,000 par, due 1/13/2023		(1)	291,123
Archer-Daniels-Midland Co	3.375%, $1,310,000 par, due 3/15/2022		(1)	1,314,990
ARI Fleet Lease Trust 2017-A	1.910%, $1,145,619 par, due 4/15/2026		(1)	1,137,346
ARI Fleet Lease Trust 2018-B	3.220%, $1,980,000 par, due 8/16/2027		(1)	1,985,502
Arizona School Facilities Board	1.755%, $490,000 par, due 7/1/2019		(1)	487,344
Armada Area Schools	1.810%, $490,000 par, due 5/1/2019		(1)	488,623
AT&T Inc.	2.300%, $875,000 par, due 3/11/2019		(1)	873,443
AT&T Inc.	2.450%, $2,454,000 par, due 6/30/2020		(1)	2,422,066
AT&T Inc.	3.956%, $810,000 par, due 6/12/2024		(1)	785,694
AvalonBay Communities Inc.	3.625%, $1,400,000 par, due 10/1/2020		(1)	1,408,036
Aventura Mall Trust 2013-AVM	3.743%, $391,000 par, due 12/5/2032		(1)	395,030
BA Credit Card Trust	3.000%, $3,607,000 par, due 9/15/2023		(1)	3,617,193
BA Credit Card Trust	2.845%, $391,000 par, due 10/15/2021		(1)	391,253
BA Credit Card Trust	1.840%, $960,000 par, due 1/17/2023		(1)	942,814
Bank of America Corp	2.600%, $184,000 par, due 1/15/2019		(1)	183,964
Bank of America Corp	2.650%, $1,200,000 par, due 4/1/2019		(1)	1,198,744
Bank of America Corp	2.625%, $652,000 par, due 4/19/2021		(1)	643,132
Bank of America Corp	2.151%, $201,000 par, due 11/9/2020		(1)	197,394
Bank of America Corp	3.124%, $915,000 par, due 1/20/2023		(1)	899,601
Bank of America Corp	3.487%, $2,214,000 par, due 4/24/2023		(1)	2,190,153
Bank of America Corp	3.004%, $2,629,000 par, due 12/20/2023		(1)	2,555,409

30(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Bank of America Corp	3.499%, $220,000 par, due 5/17/2022		(1)	$220,033
Bank of America Corp	3.437%, $960,000 par, due 7/23/2024		(1)	942,218
Bank of Montreal	3.100%, $1,092,000 par, due 4/13/2021		(1)	1,091,452
Bank of Montreal	1.500%, $400,000 par, due 7/18/2019		(1)	396,995
Bank of Montreal	2.500%, $1,480,000 par, due 1/11/2022		(1)	1,462,209
Bank of Montreal	1.750%, $450,000 par, due 6/15/2021		(1)	437,871
Bank of New York Mellon Corp/The	3.570%, $700,000 par, due 10/30/2023		(1)	701,233
Bank of New York Mellon Corp/The	2.200%, $900,000 par, due 5/15/2019		(1)	897,917
Bank of New York Mellon Corp/The	2.150%, $1,500,000 par, due 2/24/2020		(1)	1,486,857
Bank of New York Mellon Corp/The	3.510%, $163,000 par, due 8/17/2020		(1)	164,265
Bank of Nova Scotia/The	3.125%, $1,210,000 par, due 4/20/2021		(1)	1,208,092
Bank of Nova Scotia/The	2.125%, $1,435,000 par, due 9/11/2019		(1)	1,427,552
Bank of Nova Scotia/The	1.875%, $1,698,000 par, due 4/26/2021		(1)	1,657,900
Baptist Health South Florida Inc.	4.590%, $380,000 par, due 8/15/2021		(1)	394,565
Bayer US Finance II LLC	3.500%, $413,000 par, due 6/25/2021		(1)	410,076
Bayer US Finance II LLC	3.798%, $860,000 par, due 12/15/2023		(1)	823,163
Bayer US Finance LLC	2.375%, $1,470,000 par, due 10/8/2019		(1)	1,458,250
BB&T Corp	3.200%, $503,000 par, due 9/3/2021		(1)	502,506
BB&T Corp	2.450%, $1,173,000 par, due 1/15/2020		(1)	1,164,814
BB&T Corp	2.150%, $503,000 par, due 2/1/2021		(1)	492,415
Becton Dickinson and Co	2.675%, $104,000 par, due 12/15/2019		(1)	103,011
BMW US Capital LLC	2.150%, $877,000 par, due 4/6/2020		(1)	866,810
BMW US Capital LLC	3.250%, $710,000 par, due 8/14/2020		(1)	709,751
BMW US Capital LLC	3.100%, $820,000 par, due 4/12/2021		(1)	812,118
BMW Vehicle Lease Trust 2017-2	1.800%, $717,360 par, due 2/20/2020		(1)	715,606
BMW Vehicle Lease Trust 2018-1	3.260%, $2,205,000 par, due 7/20/2021		(1)	2,215,427
Boston Properties LP	5.625%, $1,061,000 par, due 11/15/2020		(1)	1,099,842
BP Capital Markets America Inc.	4.500%, $1,342,000 par, due 10/1/2020		(1)	1,374,023
BP Capital Markets America Inc.	2.750%, $92,000 par, due 5/10/2023		(1)	89,333
BP Capital Markets PLC	2.315%, $683,000 par, due 2/13/2020		(1)	677,163
BP Capital Markets PLC	1.676%, $730,000 par, due 5/3/2019		(1)	726,462
Branch Banking & Trust Co	1.450%, $730,000 par, due 5/10/2019		(1)	725,765
Branch Banking & Trust Co	2.100%, $1,282,000 par, due 1/15/2020		(1)	1,268,607
Branch Banking & Trust Co	2.625%, $250,000 par, due 1/15/2022		(1)	245,348
Brazos Higher Education Authority Inc.	3.577%, $722,216 par, due 5/25/2029		(1)	724,997
Burlington Northern Santa Fe LLC	3.050%, $840,000 par, due 9/1/2022		(1)	833,855
CA Dept of Water Resources	2.000%, $490,000 par, due 5/1/2022		(1)	475,917
Capital Auto Rec Trust	1.460%, $362,387 par, due 6/22/2020		(1)	361,913
Capital Auto Receivables Asset Trust 2018-1	2.790%, $290,000 par, due 1/20/2022		(1)	289,258
Capital One Exec Tr	1.340%, $239,000 par, due 4/15/2022		(1)	237,160
Capital One Exec Tr	1.820%, $609,000 par, due 9/15/2022		(1)	603,032
Capital One Multi-Asset Execution Trust	1.990%, $2,940,000 par, due 7/17/2023		(1)	2,894,357
Capital One Multi-Asset Execution Trust	3.010%, $1,278,000 par, due 2/15/2024		(1)	1,284,750
Capital One NA	1.850%, $673,000 par, due 9/13/2019		(1)	665,632
Capital One NA	2.250%, $1,197,000 par, due 9/13/2021		(1)	1,154,673
Capital One NA	3.411%, $1,549,000 par, due 8/8/2022		(1)	1,519,114
Cardinal Health Inc.	2.616%, $1,500,000 par, due 6/15/2022		(1)	1,445,003
Cardinal Health Inc.	1.948%, $375,000 par, due 6/14/2019		(1)	373,069
Cargill Inc.	3.250%, $1,146,000 par, due 11/15/2021		(1)	1,145,689
Cargill Inc.	3.050%, $669,000 par, due 4/19/2021		(1)	668,337
CarMax Auto Owner Trust 2015-3	1.630%, $29,733 par, due 5/15/2020		(1)	29,696
CarMax Auto Owner Trust 2015-4	1.560%, $76,772 par, due 11/16/2020		(1)	76,489
CarMax Auto Owner Trust 2016-3	1.390%, $2,183,594 par, due 5/17/2021		(1)	2,164,278
CarMax Auto Owner Trust 2017-2	1.630%, $132,355 par, due 6/15/2020		(1)	132,212
CarMax Auto Owner Trust 2017-3	1.970%, $2,076,000 par, due 4/15/2022		(1)	2,053,334
CarMax Auto Owner Trust 2017-4	1.800%, $1,589,109 par, due 4/15/2021		(1)	1,582,393
CarMax Auto Owner Trust 2018-1	2.480%, $2,420,000 par, due 11/15/2022		(1)	2,401,843
CarMax Auto Owner Trust 2018-2	2.980%, $679,000 par, due 1/17/2023		(1)	682,958
CarMax Auto Owner Trust 2018-4	3.360%, $1,585,000 par, due 9/15/2023		(1)	1,595,857
Caterpillar Financial Services Corp	2.250%, $600,000 par, due 12/1/2019		(1)	595,743
Caterpillar Financial Services Corp	2.000%, $750,000 par, due 3/5/2020		(1)	741,039
Caterpillar Financial Services Corp	1.900%, $1,210,000 par, due 3/22/2019		(1)	1,207,609
Caterpillar Financial Services Corp	1.850%, $380,000 par, due 9/4/2020		(1)	372,600
Caterpillar Financial Services Corp	2.950%, $530,000 par, due 5/15/2020		(1)	529,621
Caterpillar Financial Services Corp	3.046%, $680,000 par, due 9/7/2021		(1)	675,370
Caterpillar Financial Services Corp	3.350%, $645,000 par, due 12/7/2020		(1)	647,652
CenterPoint Energy Houston Electric LLC	1.850%, $1,348,000 par, due 6/1/2021		(1)	1,307,613
Charles Schwab Corp/The	3.250%, $2,425,000 par, due 5/21/2021		(1)	2,436,834
Chase Issuance Trust	1.370%, $321,000 par, due 6/15/2021		(1)	318,586
Chase Issuance Trust	1.270%, $3,000,000 par, due 7/15/2021		(1)	2,973,705
Chesapeake Funding II LLC	3.040%, $1,983,255 par, due 4/15/2030		(1)	1,981,877
Chesapeake Funding II LLC	3.230%, $775,000 par, due 8/15/2030		(1)	778,501
Chesapeake Funding II LLC	3.390%, $2,005,000 par, due 1/15/2031		(1)	2,004,619
Chubb INA Holdings Inc.	2.300%, $742,000 par, due 11/3/2020		(1)	731,389
31(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Cigna Corp	3.400%, $967,000 par, due 9/17/2021		(1)	$964,800
Cintas Corp No 2	2.900%, $1,500,000 par, due 4/1/2022		(1)	1,475,469
Cisco Systems Inc.	2.200%, $1,100,000 par, due 2/28/2021		(1)	1,085,424
Citibank NA	2.000%, $680,000 par, due 3/20/2019		(1)	678,303
Citibank NA	2.100%, $1,849,000 par, due 6/12/2020		(1)	1,818,394
Citibank NA	3.400%, $1,377,000 par, due 7/23/2021		(1)	1,378,750
Citigroup Inc.	2.700%, $234,000 par, due 3/30/2021		(1)	230,525
Citigroup Inc.	2.050%, $196,000 par, due 6/7/2019		(1)	195,174
Citigroup Inc.	2.350%, $1,563,000 par, due 8/2/2021		(1)	1,518,395
Citigroup Inc.	3.450%, $1,440,000 par, due 4/25/2022		(1)	1,421,052
Citigroup Inc.	2.700%, $554,000 par, due 10/27/2022		(1)	534,029
Citigroup Inc.	3.761%, $480,000 par, due 6/1/2024		(1)	470,168
Citizens Bank NA/Providence RI	2.500%, $360,000 par, due 3/14/2019		(1)	359,657
Citizens Bank NA/Providence RI	2.250%, $575,000 par, due 10/30/2020		(1)	564,098
City of Cedar Park TX	1.830%, $55,000 par, due 8/15/2019		(1)	54,764
City of Houston TX	2.372%, $325,000 par, due 3/1/2020		(1)	323,456
City of Houston TX	2.978%, $585,000 par, due 3/1/2023		(1)	587,258
Clorox Co/The	3.800%, $359,000 par, due 11/15/2021		(1)	366,268
CNH Equipment Trust 2015-B	1.370%, $4,494 par, due 7/15/2020		(1)	4,491
CNH Equipment Trust 2015-C	1.660%, $40,217 par, due 11/16/2020		(1)	40,071
CNH Equipment Trust 2016-B	1.630%, $193,586 par, due 8/15/2021		(1)	192,122
CNH Equipment Trust 2017-B	1.860%, $2,103,000 par, due 9/15/2022		(1)	2,074,755
College Loan Corp Trust I	3.240%, $8,720,000 par, due 4/25/2046		(1)	8,676,522
Comcast Corp	2.850%, $141,000 par, due 1/15/2023		(1)	138,259
Comcast Corp	3.300%, $262,000 par, due 10/1/2020		(1)	263,002
Comcast Corp	3.450%, $2,492,000 par, due 10/1/2021		(1)	2,517,266
COMM 2012-CCRE1 Mortgage Trust	3.053%, $188,156 par, due 5/15/2045		(1)	187,904
COMM 2012-CCRE2 Mortgage Trust	2.752%, $169,519 par, due 8/15/2045		(1)	168,208
COMM 2012-CCRE5 Mortgage Trust	2.388%, $2,748,139 par, due 12/10/2045		(1)	2,715,950
COMM 2014-CCRE19 Mortgage Trust	3.499%, $3,000,000 par, due 8/10/2047		(1)	3,035,535
Commercial Mortgage Pass Through Certificates	3.743%, $2,738,033 par, due 2/10/2047		(1)	2,786,718
Commonwealth Edison Co	3.400%, $544,000 par, due 9/1/2021		(1)	546,934
Commonwealth Edison Co	2.150%, $725,000 par, due 1/15/2019		(1)	724,720
Cooperatieve Rabobank UA	3.682%, $470,000 par, due 9/26/2023		(1)	463,885
Cooperatieve Rabobank UA/NY	2.500%, $750,000 par, due 1/19/2021		(1)	736,990
Cooperatieve Rabobank UA/NY	3.244%, $332,000 par, due 1/10/2022		(1)	330,445
Cooperatieve Rabobank UA/NY	3.125%, $250,000 par, due 4/26/2021		(1)	249,085
Credit Suisse Group AG	3.978%, $1,600,000 par, due 12/14/2023		(1)	1,590,834
Credit Suisse Group AG	4.016%, $790,000 par, due 6/12/2024		(1)	778,091
CVS Health Corp	2.800%, $391,000 par, due 7/20/2020		(1)	387,472
CVS Health Corp	2.125%, $304,000 par, due 6/1/2021		(1)	293,319
CVS Health Corp	3.700%, $1,420,000 par, due 3/9/2023		(1)	1,404,799
CVS Health Corp	3.350%, $970,000 par, due 3/9/2021		(1)	967,231
Daimler Finance North America LLC	1.500%, $794,000 par, due 7/5/2019		(1)	786,180
Daimler Finance North America LLC	2.200%, $290,000 par, due 5/5/2020		(1)	285,247
Daimler Finance North America LLC	2.300%, $1,077,000 par, due 2/12/2021		(1)	1,050,850
Daimler Finance North America LLC	3.000%, $770,000 par, due 2/22/2021		(1)	761,659
Daimler Finance North America LLC	3.350%, $610,000 par, due 5/4/2021		(1)	608,150
Daimler Finance North America LLC	3.750%, $450,000 par, due 11/5/2021		(1)	451,534
Daimler Trucks Retail Trust 2018-1	2.850%, $1,202,000 par, due 7/15/2021		(1)	1,199,893
Dallas TX Water Sewer	1.960%, $90,000 par, due 10/1/2019		(1)	89,439
Dell Equipment Finance Trust 2017-2	2.190%, $544,000 par, due 10/24/2022		(1)	540,092
Dell Equipment Finance Trust 2018-1	3.180%, $840,000 par, due 6/22/2023		(1)	840,271
Dell Equipment Finance Trust 2018-2	3.370%, $1,350,000 par, due 10/22/2023		(1)	1,355,929
Diageo Capital PLC	3.000%, $705,000 par, due 5/18/2020		(1)	705,625
Discover Card Execution Note Trust	1.880%, $3,100,000 par, due 2/15/2023		(1)	3,049,833
Discover Card Execution Note Trust	3.110%, $1,095,000 par, due 1/16/2024		(1)	1,101,591
DNB Boligkreditt AS	2.500%, $788,000 par, due 3/28/2022		(1)	775,392
DowDuPont Inc.	3.766%, $1,540,000 par, due 11/15/2020		(1)	1,554,764
DowDuPont Inc.	3.817%, $940,000 par, due 11/15/2023		(1)	923,943
Duke Energy Florida LLC	4.550%, $1,250,000 par, due 4/1/2020		(1)	1,273,791
Duke Energy Florida LLC	3.100%, $302,000 par, due 8/15/2021		(1)	301,570
Duke Energy Progress LLC	3.000%, $1,760,000 par, due 9/15/2021		(1)	1,762,513
Eaton Corp	6.950%, $277,000 par, due 3/20/2019		(1)	279,666
Ecolab Inc.	2.250%, $526,000 par, due 1/12/2020		(1)	522,585
EdLinc Student Loan Funding Trust 2012-1	3.506%, $1,192,522 par, due 9/25/2030		(1)	1,199,458
Edsouth Indenture No 2 LLC	3.656%, $101,614 par, due 9/25/2040		(1)	102,247
Edsouth Indenture No 4 LLC	3.076%, $124,420 par, due 2/26/2029		(1)	123,108
Edu Fund of South	3.140%, $118,891 par, due 4/25/2035		(1)	119,665
Education Loan ABS Tr	3.306%, $966,689 par, due 6/25/2026		(1)	970,063
EI du Pont de Nemours & Co	3.071%, $690,000 par, due 5/1/2020		(1)	690,348
EMD Finance LLC (Merck KGaA)	2.400%, $761,000 par, due 3/19/2020		(1)	753,253
Entergy Arkansas LLC	3.750%, $1,050,000 par, due 2/15/2021		(1)	1,060,089
Entergy Arkansas LLC	3.050%, $196,000 par, due 6/1/2023		(1)	193,828

32(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Entergy Texas Inc.	7.125%, $120,000 par, due 2/1/2019		(1)	$120,331
Enterprise Fleet Fin	1.830%, $22,720 par, due 9/20/2021		(1)	22,714
Enterprise Fleet Fin	1.740%, $76,993 par, due 2/22/2022		(1)	76,707
Enterprise Fleet Fin	2.130%, $2,389,387 par, due 7/20/2022		(1)	2,375,254
Enterprise Fleet Financing 2018-2 LLC	3.140%, $2,655,000 par, due 2/20/2024		(1)	2,652,988
Enterprise Fleet Financing LLC	2.870%, $290,000 par, due 10/20/2023		(1)	289,089
Enterprise Fleet Financing LLC	1.970%, $1,690,377 par, due 1/20/2023		(1)	1,677,300
Enterprise Fleet Financing LLC	2.130%, $884,639 par, due 5/22/2023		(1)	876,814
Enterprise Products Operating LLC	2.850%, $230,000 par, due 4/15/2021		(1)	227,705
Enterprise Products Operating LLC	2.800%, $1,103,000 par, due 2/15/2021		(1)	1,091,427
Enterprise Products Operating LLC	3.500%, $430,000 par, due 2/1/2022		(1)	431,139
Equifax Inc.	2.300%, $473,000 par, due 6/1/2021		(1)	458,743
Equifax Inc.	3.600%, $1,018,000 par, due 8/15/2021		(1)	1,016,489
Equinor ASA	2.900%, $520,000 par, due 11/8/2020		(1)	518,079
ERP Operating LP	4.750%, $45,000 par, due 7/15/2020		(1)	45,866
ERP Operating LP	2.375%, $1,554,000 par, due 7/1/2019		(1)	1,549,197
Fannie Mae Grantor Trust 2004-T2	6.000%, $665,676 par, due 11/25/2043		(1)	730,405
Fannie Mae Pool	3.913%, $586,558 par, due 10/1/2032		(1)	608,088
Fannie Mae Pool	2.268%, $1,171,889 par, due 11/1/2032		(1)	1,166,201
Fannie Mae Pool	5.500%, $282,733 par, due 4/1/2033		(1)	306,253
Fannie Mae Pool	3.807%, $114,545 par, due 2/1/2041		(1)	119,174
Fannie Mae Pool	4.500%, $581,341 par, due 10/1/2041		(1)	602,210
Fannie Mae Pool	2.631%, $143,111 par, due 6/1/2020		(1)	142,520
Fannie Mae Pool	2.570%, $391,000 par, due 12/1/2020		(1)	387,958
Fannie Mae Pool	2.600%, $626,768 par, due 1/1/2021		(1)	623,777
Fannie Mae Pool	2.410%, $926,116 par, due 12/1/2021		(1)	915,302
Fannie Mae Pool	2.120%, $1,269,613 par, due 12/1/2020		(1)	1,254,607
Fannie Mae Pool	2.500%, $1,611,735 par, due 8/1/2027		(1)	1,590,151
Fannie Mae Pool	3.000%, $3,420,567 par, due 8/1/2027		(1)	3,431,229
Fannie Mae Pool	2.500%, $6,599,692 par, due 11/1/2027		(1)	6,511,236
Fannie Mae Pool	2.500%, $1,189,731 par, due 10/1/2024		(1)	1,191,340
Fannie Mae Pool	3.000%, $250,718 par, due 5/1/2031		(1)	250,268
Fannie Mae Pool	3.000%, $397,316 par, due 2/1/2031		(1)	396,602
Fannie Mae Pool	2.448%, $46,841 par, due 9/1/2044		(1)	48,164
Fannie Mae Pool	2.798%, $603,938 par, due 10/1/2044		(1)	608,144
Fannie Mae Pool	2.465%, $1,446,590 par, due 2/1/2045		(1)	1,465,435
Fannie Mae Pool	2.568%, $1,649,557 par, due 4/1/2045		(1)	1,650,242
Fannie Mae Pool	2.443%, $1,136,757 par, due 4/1/2045		(1)	1,136,581
Fannie Mae Pool	2.308%, $305,668 par, due 8/1/2045		(1)	302,883
Fannie Mae Pool	2.344%, $117,913 par, due 6/1/2045		(1)	117,345
Fannie Mae Pool	6.000%, $61,036 par, due 2/1/2033		(1)	66,544
Fannie Mae Pool	4.401%, $668,396 par, due 7/1/2033		(1)	699,564
Fannie Mae Pool	4.240%, $244,126 par, due 5/1/2037		(1)	254,827
Fannie Mae Pool	5.000%, $655,082 par, due 6/1/2035		(1)	695,514
Fannie Mae Pool	4.132%, $273,591 par, due 8/1/2035		(1)	283,584
Fannie Mae Pool	4.060%, $333,811 par, due 8/1/2033		(1)	344,207
Fannie Mae Pool	4.060%, $244,923 par, due 8/1/2033		(1)	252,785
Fannie Mae Pool	4.251%, $218,043 par, due 12/1/2033		(1)	225,597
Fannie Mae Pool	4.106%, $96,908 par, due 5/1/2034		(1)	100,018
Fannie Mae Pool	4.147%, $1,710,429 par, due 6/1/2034		(1)	1,766,891
Fannie Mae Pool	5.000%, $35,142 par, due 10/1/2019		(1)	35,755
Fannie Mae Pool	5.000%, $44,000 par, due 11/1/2019		(1)	44,767
Fannie Mae Pool	5.500%, $5,246 par, due 6/1/2021		(1)	5,311
Fannie Mae Pool	5.500%, $102,725 par, due 1/1/2036		(1)	107,315
Fannie Mae Pool	5.500%, $142,995 par, due 2/1/2036		(1)	148,773
Fannie Mae Pool	2.682%, $210,245 par, due 12/1/2045		(1)	210,624
Fannie Mae Pool	2.630%, $1,794,779 par, due 11/1/2045		(1)	1,798,286
Fannie Mae Pool	2.382%, $2,632,134 par, due 10/1/2046		(1)	2,608,410
Fannie Mae Pool	2.377%, $2,530,857 par, due 11/1/2046		(1)	2,508,629
Fannie Mae Pool	3.039%, $3,678,212 par, due 6/1/2047		(1)	3,703,736
Fannie Mae Pool	5.000%, $3,266,780 par, due 8/1/2056		(1)	3,457,759
Fannie Mae Pool	3.144%, $3,455,426 par, due 6/1/2047		(1)	3,489,497
Fannie Mae Pool	2.776%, $2,113,698 par, due 9/1/2047		(1)	2,111,181
Fannie Mae Pool	2.751%, $2,502,445 par, due 9/1/2047		(1)	2,497,505
Fannie Mae Pool	2.761%, $3,158,292 par, due 11/1/2047		(1)	3,154,152
Fannie Mae Pool	2.985%, $1,561,497 par, due 2/1/2048		(1)	1,568,110
Fannie Mae Pool	3.282%, $3,400,314 par, due 5/1/2048		(1)	3,443,318
Fannie Mae Pool	3.743%, $708,137 par, due 5/1/2036		(1)	720,029
Fannie Mae Pool	3.995%, $767,151 par, due 5/1/2038		(1)	801,329
Fannie Mae Pool	2.500%, $412,339 par, due 10/1/2023		(1)	412,892
Fannie Mae Pool	2.500%, $2,530,046 par, due 12/1/2026		(1)	2,510,175
Fannie Mae Pool	3.000%, $1,819,272 par, due 2/1/2027		(1)	1,829,409
Fannie Mae REMIC Trust 2003-W11	6.692%, $45,200 par, due 7/25/2033		(1)	47,924
Fannie Mae REMIC Trust 2004-W11	7.000%, $677,850 par, due 5/25/2044		(1)	789,557

33(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Fannie Mae REMICS	5.500%, $1,909,857 par, due 4/25/2035		(1)	$2,083,956
Fannie Mae REMICS	5.500%, $1,967,060 par, due 4/25/2035		(1)	2,147,711
Fannie Mae REMICS	3.000%, $42,107 par, due 6/25/2038		(1)	42,429
Fannie Mae REMICS	4.000%, $84,690 par, due 4/25/2027		(1)	88,130
Fannie Mae REMICS	2.500%, $63,989 par, due 3/25/2037		(1)	64,061
Fannie Mae Trust 2003-W6	6.500%, $265,368 par, due 9/25/2042		(1)	294,738
Fannie Mae Trust 2004-W1	7.000%, $513,886 par, due 12/25/2033		(1)	588,543
Fannie Mae-Aces	1.646%, $269,819 par, due 9/25/2019		(1)	268,184
Fannie Mae-Aces	2.791%, $1,899,840 par, due 4/25/2024		(1)	1,905,198
Fannie Mae-Aces	2.171%, $4,105,277 par, due 9/25/2019		(1)	4,079,291
Fannie Mae-Aces	2.034%, $443,762 par, due 3/25/2019		(1)	442,673
Federal Realty Investment Trust	2.750%, $410,000 par, due 6/1/2023		(1)	395,016
Federal Realty Investment Trust	2.550%, $73,000 par, due 1/15/2021		(1)	71,995
Fifth Third Auto Trust 2015-1	1.420%, $2,608 par, due 3/16/2020		(1)	2,607
Fifth Third Auto Trust 2017-1	1.800%, $2,020,000 par, due 2/15/2022		(1)	1,997,992
Fifth Third Bank/Cincinnati OH	3.350%, $1,610,000 par, due 7/26/2021		(1)	1,613,243
Fiserv Inc.	2.700%, $788,000 par, due 6/1/2020		(1)	782,143
Ford Credit Auto Lease Trust	3.190%, $2,220,000 par, due 12/15/2021		(1)	2,229,180
Ford Credit Auto Lease Trust 2017-B	1.800%, $537,037 par, due 6/15/2020		(1)	535,481
Ford Credit Auto Lease Trust 2018-A	2.930%, $2,476,000 par, due 6/15/2021		(1)	2,471,058
Ford Credit Auto Owner Tr	2.620%, $2,000,000 par, due 8/15/2028		(1)	1,971,228
Ford Credit Auto Owner Tr	2.310%, $1,415,000 par, due 8/15/2027		(1)	1,395,714
Ford Credit Auto Owner Trust 2018-A	3.030%, $3,495,000 par, due 11/15/2022		(1)	3,496,625
Ford Credit Auto Owner Trust/Ford Credit	3.470%, $761,000 par, due 1/15/2030		(1)	767,945
Ford Motor Credit Co LLC	2.021%, $860,000 par, due 5/3/2019		(1)	856,524
Ford Motor Credit Co LLC	2.262%, $200,000 par, due 3/28/2019		(1)	199,426
Ford Motor Credit Co LLC	2.425%, $1,106,000 par, due 6/12/2020		(1)	1,076,939
Ford Motor Credit Co LLC	3.470%, $200,000 par, due 4/5/2021		(1)	194,384
Fortive Corp	1.800%, $189,000 par, due 6/15/2019		(1)	186,740
Fortive Corp	2.350%, $527,000 par, due 6/15/2021		(1)	513,859
Fragata Leasing LLC	1.732%, $669,001 par, due 9/18/2024		(1)	649,100
Freddie Mac Gold Pool	3.000%, $2,954,182 par, due 8/1/2027		(1)	2,946,752
Freddie Mac Gold Pool	6.000%, $1,032,935 par, due 8/1/2038		(1)	1,146,132
Freddie Mac Gold Pool	6.000%, $2,167,977 par, due 8/1/2038		(1)	2,402,743
Freddie Mac Gold Pool	5.500%, $162,323 par, due 12/1/2033		(1)	172,032
Freddie Mac Gold Pool	5.000%, $150,908 par, due 5/1/2020		(1)	153,142
Freddie Mac Multifam Struct PT Cert	2.456%, $3,519,042 par, due 8/25/2019		(1)	3,506,570
Freddie Mac Multifam Struct PT Cert	2.355%, $2,153,359 par, due 4/25/2021		(1)	2,143,234
Freddie Mac Multifam Struct PT Cert	3.047%, $1,039,578 par, due 9/25/2022		(1)	1,040,224
Freddie Mac Multifam Struct PT Cert	2.566%, $4,160,660 par, due 9/25/2020		(1)	4,138,921
Freddie Mac Multifam Struct PT Cert	2.997%, $126,646 par, due 1/25/2023		(1)	126,685
Freddie Mac Multifam Struct PT Cert	2.870%, $1,304,225 par, due 1/25/2021		(1)	1,304,003
Freddie Mac Non Gold Pool	2.304%, $1,201,713 par, due 10/1/2043		(1)	1,184,383
Freddie Mac Non Gold Pool	2.366%, $1,041,035 par, due 12/1/2042		(1)	1,032,732
Freddie Mac Non Gold Pool	2.578%, $1,005,271 par, due 5/1/2044		(1)	1,045,082
Freddie Mac Non Gold Pool	2.376%, $3,131,370 par, due 7/1/2045		(1)	3,114,135
Freddie Mac Non Gold Pool	2.223%, $210,086 par, due 8/1/2045		(1)	208,896
Freddie Mac Non Gold Pool	2.408%, $4,588,500 par, due 8/1/2045		(1)	4,564,782
Freddie Mac Non Gold Pool	2.589%, $1,715,997 par, due 5/1/2045		(1)	1,714,830
Freddie Mac Non Gold Pool	2.585%, $195,144 par, due 6/1/2045		(1)	195,324
Freddie Mac Non Gold Pool	2.441%, $426,253 par, due 9/1/2045		(1)	426,242
Freddie Mac Non Gold Pool	2.298%, $358,293 par, due 10/1/2045		(1)	358,331
Freddie Mac Non Gold Pool	2.610%, $2,044,827 par, due 11/1/2045		(1)	2,042,790
Freddie Mac Non Gold Pool	2.566%, $3,378,710 par, due 2/1/2046		(1)	3,405,246
Freddie Mac Non Gold Pool	3.044%, $4,105,510 par, due 6/1/2047		(1)	4,128,160
Freddie Mac Non Gold Pool	2.282%, $299,575 par, due 10/1/2046		(1)	295,577
Freddie Mac Non Gold Pool	2.418%, $2,954,930 par, due 10/1/2046		(1)	2,925,543
Freddie Mac Non Gold Pool	2.393%, $5,596,006 par, due 10/1/2046		(1)	5,537,091
Freddie Mac Non Gold Pool	2.553%, $270,973 par, due 11/1/2046		(1)	269,071
Freddie Mac Non Gold Pool	2.226%, $3,033,402 par, due 1/1/2047		(1)	2,987,668
Freddie Mac Non Gold Pool	2.772%, $1,533,284 par, due 11/1/2047		(1)	1,527,964
Freddie Mac Non Gold Pool	3.621%, $1,650,888 par, due 5/1/2048		(1)	1,684,891
Freddie Mac Non Gold Pool	4.321%, $142,056 par, due 5/1/2042		(1)	147,523
Freddie Mac Non Gold Pool	4.181%, $49,712 par, due 6/1/2042		(1)	51,324
Freddie Mac Non Gold Pool	4.435%, $160,783 par, due 6/1/2042		(1)	166,676
Freddie Mac Non Gold Pool	2.476%, $994,680 par, due 9/1/2042		(1)	1,019,838
Freddie Mac Non Gold Pool	4.164%, $130,536 par, due 5/1/2038		(1)	135,931
Freddie Mac Non Gold Pool	4.645%, $535,768 par, due 9/1/2037		(1)	562,210
Freddie Mac Non Gold Pool	4.459%, $159,470 par, due 6/1/2036		(1)	166,271
Freddie Mac Non Gold Pool	4.019%, $627,101 par, due 8/1/2035		(1)	645,988
Freddie Mac Non Gold Pool	4.065%, $141,899 par, due 1/1/2041		(1)	147,706
Freddie Mac REMICS	3.500%, $47,573 par, due 4/15/2041		(1)	48,041
Freddie Mac REMICS	3.000%, $40,314 par, due 12/15/2044		(1)	40,149
Freddie Mac REMICS	4.000%, $917 par, due 9/15/2019		(1)	915

34(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Freddie Mac REMICS	4.000%, $58,428 par, due 6/15/2023		(1)	$58,358
Freddie Mac Struct PT Cert	5.231%, $2,800,498 par, due 5/25/2043		(1)	3,026,359
GAHR Commercial Mortgage Trust 2015-NRF	3.235%, $217,000 par, due 12/15/2034		(1)	216,318
GE Cap Intl Funding	2.342%, $1,727,000 par, due 11/15/2020		(1)	1,666,650
General Dynamics Corp	3.000%, $780,000 par, due 5/11/2021		(1)	780,631
General Electric Co	5.550%, $215,000 par, due 5/4/2020		(1)	218,685
General Electric Co	5.500%, $598,000 par, due 1/8/2020		(1)	605,044
General Electric Co	2.200%, $228,000 par, due 1/9/2020		(1)	224,680
General Mills Inc.	5.650%, $275,000 par, due 2/15/2019		(1)	275,681
General Mills Inc.	3.200%, $779,000 par, due 4/16/2021		(1)	774,723
Georgia-Pacific LLC	2.539%, $630,000 par, due 11/15/2019		(1)	625,229
Gilead Sciences Inc.	2.550%, $1,615,000 par, due 9/1/2020		(1)	1,601,938
Ginnie Mae II Pool	4.475%, $163,931 par, due 1/20/2067		(1)	165,721
Ginnie Mae II Pool	4.474%, $352,470 par, due 12/20/2066		(1)	356,319
Ginnie Mae II pool	2.889%, $4,100,197 par, due 5/20/2058		(1)	4,148,038
Ginnie Mae II pool	5.470%, $11,030 par, due 8/20/2059		(1)	11,789
Ginnie Mae II pool	4.797%, $6,265 par, due 6/20/2061		(1)	6,357
Ginnie Mae II pool	5.850%, $37,928 par, due 10/20/2058		(1)	38,136
Ginnie Mae II pool	5.850%, $3,189 par, due 12/20/2058		(1)	3,523
Ginnie Mae II pool	5.460%, $8,779 par, due 7/20/2059		(1)	8,765
Ginnie Mae II pool	3.625%, $595,462 par, due 4/20/2042		(1)	610,482
Ginnie Mae II pool	2.000%, $520,599 par, due 10/20/2045		(1)	523,349
Ginnie Mae II pool	2.000%, $100,429 par, due 12/20/2045		(1)	102,234
GlaxoSmithKline Capital PLC	2.850%, $740,000 par, due 5/8/2022		(1)	731,027
GlaxoSmithKline Capital PLC	3.125%, $1,240,000 par, due 5/14/2021		(1)	1,241,562
GM Fin Consumer Auto Recv Tr 2017-2	1.610%, $633,345 par, due 5/18/2020		(1)	632,000
GM Fin Consumer Auto Recv Tr 2017-2	1.860%, $1,726,000 par, due 12/16/2021		(1)	1,706,601
GM Fin Consumer Auto Recv Tr 2017-3A	1.970%, $1,610,000 par, due 5/16/2022		(1)	1,589,952
GM Fin Consumer Auto Recv Tr 2018-1	2.080%, $807,926 par, due 1/19/2021		(1)	804,765
GM Fin Consumer Auto Recv Tr 2018-1	2.320%, $2,300,000 par, due 7/18/2022		(1)	2,276,310
GM Fin Consumer Auto Recv Tr 2018-2	2.810%, $2,728,000 par, due 12/16/2022		(1)	2,717,361
GM Financial Automobile Leasing Trust 2018-1	2.610%, $2,658,000 par, due 1/20/2021		(1)	2,645,281
GM Financial Automobile Leasing Trust 2018-2	3.060%, $538,000 par, due 6/21/2021		(1)	537,192
GNMA	2.964%, $3,674,664 par, due 10/20/2065		(1)	3,697,899
GNMA	3.314%, $3,571,797 par, due 12/20/2066		(1)	3,650,052
Goldman Sachs Group Inc./The	5.750%, $945,000 par, due 1/24/2022		(1)	989,447
Goldman Sachs Group Inc./The	2.000%, $855,000 par, due 4/25/2019		(1)	852,018
Goldman Sachs Group Inc./The	3.000%, $1,532,000 par, due 4/26/2022		(1)	1,483,655
Goldman Sachs Group Inc./The	3.487%, $179,000 par, due 7/24/2023		(1)	173,932
Goldman Sachs Group Inc./The	2.875%, $511,000 par, due 2/25/2021		(1)	502,263
Goldman Sachs Group Inc./The	2.300%, $1,283,000 par, due 12/13/2019		(1)	1,269,948
Goldman Sachs Group Inc./The	2.550%, $920,000 par, due 10/23/2019		(1)	914,188
Goldman Sachs Group Inc./The	2.876%, $1,218,000 par, due 10/31/2022		(1)	1,182,933
GS Mortgage Securities Trust 2012-GCJ7	2.935%, $2,467,888 par, due 5/10/2045		(1)	2,461,884
GS Mortgage Securities Trust 2012-GCJ9	2.773%, $3,592,329 par, due 11/10/2045		(1)	3,543,082
GS Mortgage Securities Trust 2012-GCJ9	2.368%, $2,561,176 par, due 11/10/2045		(1)	2,532,404
GSMS 2012-GCJ7 A4 9.2-Yr CMBS	3.377%, $996,372 par, due 5/10/2045		(1)	1,000,575
Guardian Life Global Funding	2.000%, $617,000 par, due 4/26/2021		(1)	601,270
Guardian Life Global Funding	3.400%, $260,000 par, due 4/25/2023		(1)	259,024
Hewlett Packard Enterprise Co	2.100%, $335,000 par, due 10/4/2019		(1)	331,225
Hewlett Packard Enterprise Co	3.059%, $490,000 par, due 10/5/2021		(1)	485,736
Hewlett Packard Enterprise Co	3.500%, $740,000 par, due 10/5/2021		(1)	742,038
Home Depot Inc./The	3.250%, $1,000,000 par, due 3/1/2022		(1)	1,010,380
Honda Auto Receivables 2018-2 Owner Trust	3.010%, $2,750,000 par, due 5/18/2022		(1)	2,752,734
Honda Auto Recv Tr	1.160%, $1,323,712 par, due 5/18/2020		(1)	1,316,077
Honda Auto Recv Tr	1.230%, $8,425 par, due 9/23/2019		(1)	8,421
Honda Auto Recv Tr	1.390%, $318,420 par, due 4/15/2020		(1)	317,160
Honda Auto Recv Tr 2017-3	1.790%, $1,840,000 par, due 9/20/2021		(1)	1,817,467
Honeywell International Inc.	1.850%, $1,435,000 par, due 11/1/2021		(1)	1,386,826
HSBC Bank PLC	4.750%, $652,000 par, due 1/19/2021		(1)	668,807
HSBC Holdings PLC	2.950%, $700,000 par, due 5/25/2021		(1)	690,980
HSBC Holdings PLC	3.262%, $587,000 par, due 3/13/2023		(1)	574,472
HSBC Holdings PLC	3.240%, $200,000 par, due 5/18/2021		(1)	197,032
HSBC Holdings PLC	3.640%, $770,000 par, due 5/18/2024		(1)	749,854
HSBC Holdings PLC	3.426%, $1,610,000 par, due 9/11/2021		(1)	1,588,713
Hyundai Auto Lease Securitization Trust 2018-B	3.040%, $1,369,000 par, due 10/15/2021		(1)	1,369,185
Hyundai Auto Receivables Trust 2015-C	1.460%, $14,246 par, due 2/18/2020		(1)	14,236
Hyundai Auto Receivables Trust 2018-A	2.790%, $1,044,000 par, due 7/15/2022		(1)	1,043,165
IBM Credit LLC	1.800%, $1,115,000 par, due 1/20/2021		(1)	1,083,739
IBM Credit LLC	3.600%, $1,450,000 par, due 11/30/2021		(1)	1,463,120
International Business Machines Corp	1.625%, $500,000 par, due 5/15/2020		(1)	490,124
International Business Machines Corp	1.900%, $1,160,000 par, due 1/27/2020		(1)	1,146,795
Jackson National Life Global Funding	3.300%, $720,000 par, due 6/11/2021		(1)	719,629
John Deere Capital Corp	2.375%, $1,072,000 par, due 7/14/2020		(1)	1,062,109

35(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
John Deere Capital Corp	2.350%, $754,000 par, due 1/8/2021		(1)	$743,663
John Deere Capital Corp	2.875%, $174,000 par, due 3/12/2021		(1)	173,533
John Deere Owner Trust 2016-B	1.250%, $1,410,853 par, due 6/15/2020		(1)	1,404,446
John Deere Owner Trust 2018	2.660%, $2,361,000 par, due 4/18/2022		(1)	2,353,353
JPMorgan Chase & Co	3.317%, $424,000 par, due 3/9/2021		(1)	421,961
JPMorgan Chase & Co	3.514%, $414,000 par, due 6/18/2022		(1)	414,937
JPMorgan Chase & Co	3.367%, $670,000 par, due 7/23/2024		(1)	654,604
JPMorgan Chase & Co	4.500%, $283,000 par, due 1/24/2022		(1)	291,599
JPMorgan Chase & Co	2.250%, $2,067,000 par, due 1/23/2020		(1)	2,046,413
JPMorgan Chase & Co	2.550%, $620,000 par, due 10/29/2020		(1)	613,107
JPMorgan Chase & Co	2.400%, $1,220,000 par, due 6/7/2021		(1)	1,193,288
JPMorgan Chase Bank NA	1.650%, $880,000 par, due 9/23/2019		(1)	871,902
JPMorgan Chase Bank NA	2.604%, $1,912,000 par, due 2/1/2021		(1)	1,896,815
JPMorgan Comm Mtg Sec Tr	3.144%, $200,078 par, due 5/15/2045		(1)	199,341
JPMorgan Comm Mtg Sec Tr	4.388%, $3,302,178 par, due 7/15/2046		(1)	3,386,697
JPMorgan Comm Mtg Sec Tr	3.755%, $353,000 par, due 6/15/2045		(1)	360,281
Kansas City Power & Light Co	7.150%, $788,000 par, due 4/1/2019		(1)	796,076
Kellogg Co	3.250%, $667,000 par, due 5/14/2021		(1)	660,575
KeyBank NA/Cleveland OH	2.500%, $669,000 par, due 12/15/2019		(1)	664,893
KeyBank NA/Cleveland OH	2.250%, $1,200,000 par, due 3/16/2020		(1)	1,187,250
KeyBank NA/Cleveland OH	2.350%, $520,000 par, due 3/8/2019		(1)	519,330
KeyBank NA/Cleveland OH	1.600%, $710,000 par, due 8/22/2019		(1)	703,681
KeyBank NA/Cleveland OH	3.350%, $310,000 par, due 6/15/2021		(1)	310,968
Kraft Heinz Foods Co	3.375%, $535,000 par, due 6/15/2021		(1)	533,711
Kraft Heinz Foods Co	4.000%, $300,000 par, due 6/15/2023		(1)	299,214
Kubota Credit Owner Trust 2018-1	3.100%, $1,000,000 par, due 8/15/2022		(1)	1,004,899
L'Anse Creuse Public Schools	2.159%, $790,000 par, due 5/1/2020		(1)	783,364
Liberty Property LP	3.375%, $1,102,000 par, due 6/15/2023		(1)	1,085,467
Lockheed Martin Corp	4.250%, $76,000 par, due 11/15/2019		(1)	76,882
Lockheed Martin Corp	2.500%, $1,130,000 par, due 11/23/2020		(1)	1,116,831
M&T Bank Corp	3.188%, $512,000 par, due 7/26/2023		(1)	501,095
Manufacturers & Traders Trust Co	2.100%, $595,000 par, due 2/6/2020		(1)	588,610
Manufacturers & Traders Trust Co	3.250%, $1,870,000 par, due 5/18/2022		(1)	1,849,000
Manufacturers & Traders Trust Co	2.625%, $520,000 par, due 1/25/2021		(1)	513,071
Marathon Petroleum Corp	5.125%, $1,500,000 par, due 3/1/2021		(1)	1,543,299
Marsh & McLennan Cos Inc.	2.350%, $1,400,000 par, due 9/10/2019		(1)	1,392,628
Marsh & McLennan Cos Inc.	2.350%, $76,000 par, due 3/6/2020		(1)	75,326
MassMutual Global Funding II	1.550%, $2,080,000 par, due 10/11/2019		(1)	2,054,347
McCormick & Co Inc./MD	3.900%, $451,000 par, due 7/15/2021		(1)	455,196
McCormick & Co Inc./MD	2.700%, $736,000 par, due 8/15/2022		(1)	713,668
McDonald's Corp	2.200%, $902,000 par, due 5/26/2020		(1)	891,930
McDonald's Corp	3.350%, $760,000 par, due 4/1/2023		(1)	756,157
Medtronic Global Holdings SCA	1.700%, $1,030,000 par, due 3/28/2019		(1)	1,027,351
Medtronic Inc.	2.500%, $511,000 par, due 3/15/2020		(1)	508,384
Medtronic Inc.	3.150%, $1,500,000 par, due 3/15/2022		(1)	1,495,859
Mercedes-Benz Auto Lease Trust 2017-A	1.530%, $64,214 par, due 8/15/2019		(1)	64,175
Mercedes-Benz Auto Lease Trust 2018-A	2.410%, $1,835,000 par, due 2/16/2021		(1)	1,826,686
Mercedes-Benz Auto Lease Trust 2018-B	3.210%, $2,065,000 par, due 9/15/2021		(1)	2,073,483
Mercedes-Benz Auto Receivables Trust 2018-1	3.030%, $660,000 par, due 1/17/2023		(1)	661,190
Metro Gov of Nashville & Davidson Co TN	1.864%, $1,500,000 par, due 7/1/2019		(1)	1,493,685
Metropolitan Life Global Funding I	2.400%, $2,126,000 par, due 1/8/2021		(1)	2,093,625
Metropolitan Life Global Funding I	3.450%, $700,000 par, due 10/9/2021		(1)	702,928
Microchip Technology Inc.	3.922%, $815,000 par, due 6/1/2021		(1)	808,470
MidAmerican Energy Co	2.400%, $1,000,000 par, due 3/15/2019		(1)	998,919
Middletown City School District/OH	1.781%, $1,365,000 par, due 12/1/2019		(1)	1,349,070
Mill City Mortgage Loan Trust 2017-1	2.750%, $598,345 par, due 11/25/2058		(1)	588,238
Minnetonka Independent School District No 276	2.500%, $80,000 par, due 2/1/2019		(1)	79,980
Mitsubishi UFJ Financial Group Inc.	3.535%, $1,261,000 par, due 7/26/2021		(1)	1,265,739
Mitsubishi UFJ Financial Group Inc.	3.368%, $300,000 par, due 7/26/2023		(1)	296,607
MMAF Equipment Finance LLC 2016-A	1.760%, $1,800,000 par, due 1/17/2023		(1)	1,765,642
MMAF Equipment Finance LLC 2017-A	2.040%, $4,000,000 par, due 2/16/2022		(1)	3,962,456
MMAF Equipment Finance LLC 2018-A	3.200%, $2,430,000 par, due 9/12/2022		(1)	2,441,270
MO State Higher Ed Std Asst	3.470%, $950,519 par, due 5/20/2030		(1)	958,201
Mondelez International Holdings Netherlands BV	1.625%, $2,015,000 par, due 10/28/2019		(1)	1,986,941
Monmouth County Improvement Authority	2.150%, $1,000,000 par, due 12/15/2019		(1)	991,050
Monmouth County Improvement Authority	2.500%, $380,000 par, due 11/14/2019		(1)	378,218
Morgan Stanley	3.399%, $1,246,000 par, due 7/22/2022		(1)	1,228,511
Morgan Stanley	2.500%, $560,000 par, due 1/24/2019		(1)	559,772
Morgan Stanley	2.450%, $600,000 par, due 2/1/2019		(1)	599,706
Morgan Stanley	2.500%, $92,000 par, due 4/21/2021		(1)	90,049
Morgan Stanley	2.625%, $1,501,000 par, due 11/17/2021		(1)	1,465,017
Morgan Stanley	3.649%, $1,155,000 par, due 1/20/2022		(1)	1,151,212
Morgan Stanley	5.500%, $516,000 par, due 1/26/2020		(1)	527,723
Morgan Stanley	2.650%, $920,000 par, due 1/27/2020		(1)	913,094
36(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Morgan Stanley BAML Trust	3.824%, $290,726 par, due 10/15/2046		(1)	$295,669
Morgan Stanley BAML Trust	1.706%, $97,658 par, due 5/15/2048		(1)	96,494
Morgan Stanley Barclays Bank Trust	2.200%, $1,400,000 par, due 9/13/2031		(1)	1,370,313
MPLX LP	3.375%, $450,000 par, due 3/15/2023		(1)	436,787
National Australia Bank Ltd	2.000%, $299,000 par, due 2/22/2019		(1)	298,640
National Australia Bank Ltd/New York	3.700%, $1,100,000 par, due 11/4/2021		(1)	1,110,402
Navient Student Loan Trust 2015-2	2.926%, $1,441,029 par, due 8/27/2029		(1)	1,441,029
Navient Student Loan Trust 2016-3	3.356%, $143,510 par, due 6/25/2065		(1)	144,143
Navient Student Loan Trust 2016-6	3.256%, $2,130,000 par, due 3/25/2066		(1)	2,141,387
NC State Edu Asst Auth	3.006%, $109,306 par, due 12/26/2039		(1)	109,037
Nelnet Student Loan Trust 2010-2	3.672%, $402,046 par, due 9/25/2048		(1)	407,227
Nevada Power Co	2.750%, $1,040,000 par, due 4/15/2020		(1)	1,037,646
New Hamp Higher Ed Ln Co	3.006%, $486,561 par, due 10/25/2028		(1)	486,877
New York Life Global Funding	1.950%, $362,000 par, due 2/11/2020		(1)	357,898
New York Life Global Funding	1.500%, $980,000 par, due 10/24/2019		(1)	968,810
New York Life Global Funding	2.000%, $1,619,000 par, due 4/9/2020		(1)	1,600,467
New York Life Global Funding	3.287%, $738,000 par, due 6/10/2022		(1)	727,937
New York Life Global Funding	2.300%, $360,000 par, due 6/10/2022		(1)	347,008
New York Life Global Funding	3.250%, $340,000 par, due 8/6/2021		(1)	340,435
Nissan Auto Lease Trust 2017-A	1.640%, $801,368 par, due 9/16/2019		(1)	800,317
Nissan Auto Lease Trust 2017-B	1.830%, $1,388,823 par, due 12/16/2019		(1)	1,383,952
Nissan Auto Receivables 2018-A Owner Trust	2.650%, $2,100,000 par, due 5/16/2022		(1)	2,090,004
Nissan Auto Receivables 2018-B Owner Trust	3.060%, $595,000 par, due 3/15/2023		(1)	597,297
Nissan Auto Recv Owner Tr	1.320%, $1,892,042 par, due 1/15/2021		(1)	1,876,917
Nissan Auto Recv Owner Tr	1.340%, $17,413 par, due 3/16/2020		(1)	17,391
North Carolina State Education Assistance Auth	3.306%, $4,114,811 par, due 7/25/2039		(1)	4,125,509
North TX Highed Ed Auth	3.349%, $2,404,264 par, due 12/1/2034		(1)	2,417,223
Northern States Power Co/MN	2.600%, $277,000 par, due 5/15/2023		(1)	268,685
Northrop Grumman Corp	2.080%, $843,000 par, due 10/15/2020		(1)	826,729
Northstar Edu Fin Inc.	3.206%, $2,413,879 par, due 12/26/2031		(1)	2,412,641
Novartis Capital Corp	2.400%, $1,280,000 par, due 9/21/2022		(1)	1,250,303
NYC Transit Fin Auth Future Tax Rev	2.400%, $2,890,000 par, due 2/1/2022		(1)	2,844,454
Oracle Corp	2.500%, $342,000 par, due 5/15/2022		(1)	334,658
Oracle Corp	2.625%, $1,646,000 par, due 2/15/2023		(1)	1,605,360
Orange SA	1.625%, $1,430,000 par, due 11/3/2019		(1)	1,412,111
Overseas Private Investment Corp	0.000%, $1,663,000 par, due 5/17/2019		(1)	1,687,092
Overseas Private Investment Corp	3.370%, $314,981 par, due 5/15/2021		(1)	316,612
Overseas Private Investment Corp	0.000%, $1,878,000 par, due 5/17/2019		(1)	1,910,895
PACCAR Financial Corp	2.250%, $926,000 par, due 2/25/2021		(1)	912,967
PACCAR Financial Corp	2.800%, $378,000 par, due 3/1/2021		(1)	374,577
PACCAR Financial Corp	3.150%, $725,000 par, due 8/9/2021		(1)	726,594
PacifiCorp	2.950%, $340,000 par, due 6/1/2023		(1)	336,672
Packaging Corp of America	4.500%, $337,000 par, due 11/1/2023		(1)	345,448
Packaging Corp of America	2.450%, $862,000 par, due 12/15/2020		(1)	846,360
Panhandle Higher Ed Auth	3.526%, $43,461 par, due 10/1/2035		(1)	43,719
Petroleos Mexicanos	1.950%, $2,800,000 par, due 12/20/2022		(1)	2,748,449
Petroleos Mexicanos	3.046%, $2,375,625 par, due 2/15/2024		(1)	2,371,453
Petroleos Mexicanos	2.786%, $643,500 par, due 4/15/2025		(1)	645,675
PHEAA Student Loan Trust 2013-1	3.006%, $1,278,737 par, due 11/25/2036		(1)	1,271,774
PHEAA Student Loan Trust 2016-1	3.656%, $1,552,653 par, due 9/25/2065		(1)	1,571,079
Phillips 66	3.289%, $405,000 par, due 2/26/2021		(1)	400,471
PNC Bank NA	2.450%, $590,000 par, due 11/5/2020		(1)	582,768
PNC Bank NA	2.000%, $1,966,000 par, due 5/19/2020		(1)	1,935,409
PNC Bank NA	3.009%, $440,000 par, due 7/27/2022		(1)	435,594
PNC Bank NA	2.500%, $1,401,000 par, due 1/22/2021		(1)	1,382,426
Pomona Redevelopment Agency Successor Agency	3.406%, $425,000 par, due 2/1/2021		(1)	428,668
PPL Electric Utilities Corp	3.000%, $1,500,000 par, due 9/15/2021		(1)	1,502,712
Premier Air Leasing EXIN	3.576%, $216,596 par, due 2/6/2022		(1)	219,197
Providence Health & Services Obligated Group	4.379%, $1,000,000 par, due 10/1/2023		(1)	1,047,101
PSNH Funding LLC 3	3.094%, $1,690,000 par, due 2/1/2026		(1)	1,699,837
Public Service Electric & Gas Co	3.250%, $1,970,000 par, due 9/1/2023		(1)	1,979,694
Realty Income Corp	3.250%, $220,000 par, due 10/15/2022		(1)	217,856
Regions Bank/Birmingham AL	2.750%, $1,128,000 par, due 4/1/2021		(1)	1,109,402
Regions Bank/Birmingham AL	3.374%, $520,000 par, due 8/13/2021		(1)	517,869
Reliance Industries Ltd	1.870%, $286,579 par, due 1/15/2026		(1)	277,423
Rockwell Collins Inc.	5.250%, $136,000 par, due 7/15/2019		(1)	137,459
Rockwell Collins Inc.	1.950%, $629,000 par, due 7/15/2019		(1)	624,369
Rolls-Royce PLC	2.375%, $1,841,000 par, due 10/14/2020		(1)	1,811,089
Royal Bank of Canada	2.100%, $1,871,000 par, due 10/14/2020		(1)	1,845,057
Royal Bank of Canada	2.300%, $1,479,000 par, due 3/22/2021		(1)	1,458,615
Royal Bank of Canada	3.350%, $2,240,000 par, due 10/22/2021		(1)	2,263,365
Royal Bank of Canada	3.271%, $1,031,000 par, due 2/1/2022		(1)	1,023,072
Royal Bank of Canada	3.068%, $1,300,000 par, due 10/5/2023		(1)	1,279,451
Ryder System Inc.	3.500%, $569,000 par, due 6/1/2021		(1)	569,734

37(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Salvation Army/United States	3.140%, $255,000 par, due 9/1/2021		(1)	$256,223
Salvation Army/United States	3.396%, $230,000 par, due 9/1/2023		(1)	232,496
San Diego Gas & Electric Co	1.914%, $368,003 par, due 2/1/2022		(1)	361,095
San Jose Redevelopment Agency Successor Agency	2.259%, $1,840,000 par, due 8/1/2020		(1)	1,823,569
San Jose Redevelopment Agency Successor Agency	2.480%, $775,000 par, due 8/1/2021		(1)	768,924
Santa Ana Community Redevelopment Agency	3.467%, $780,000 par, due 9/1/2022		(1)	796,388
Sayarra Ltd	2.575%, $235,399 par, due 4/14/2022		(1)	234,525
SBA Small Business Investment Cos	3.644%, $435,477 par, due 9/10/2023		(1)	445,963
SBA Small Business Investment Cos	2.829%, $3,602,113 par, due 9/10/2025		(1)	3,606,353
SC State Std Ln Corp	3.006%, $834,990 par, due 1/25/2041		(1)	830,197
SC State Std Ln Corp	3.099%, $1,144,981 par, due 5/1/2030		(1)	1,147,891
Schlumberger Finance Canada Ltd	2.200%, $375,000 par, due 11/20/2020		(1)	366,462
Schlumberger Investment SA	3.300%, $558,000 par, due 9/14/2021		(1)	559,350
Sempra Energy	2.400%, $659,000 par, due 2/1/2020		(1)	650,138
Shell International Finance BV	2.125%, $1,450,000 par, due 5/11/2020		(1)	1,436,448
Shell International Finance BV	3.018%, $1,080,000 par, due 11/13/2023		(1)	1,058,438
Sherwin-Williams Co/The	2.250%, $511,000 par, due 5/15/2020		(1)	503,177
Sherwin-Williams Co/The	2.750%, $950,000 par, due 6/1/2022		(1)	919,610
Siemens Financieringsmaatschappij NV	3.398%, $3,610,000 par, due 3/16/2022		(1)	3,610,599
Simon Property Group LP	3.375%, $600,000 par, due 3/15/2022		(1)	600,844
Simon Property Group LP	2.500%, $584,000 par, due 9/1/2020		(1)	577,686
Simon Property Group LP	2.500%, $83,000 par, due 7/15/2021		(1)	81,689
Simon Property Group LP	2.350%, $950,000 par, due 1/30/2022		(1)	922,618
Simon Property Group LP	2.750%, $1,100,000 par, due 6/1/2023		(1)	1,065,947
SLCC Student Loan Trust I	3.726%, $99,713 par, due 10/25/2027		(1)	100,297
SLM Student Loan Trust 2005-4	2.610%, $505,176 par, due 1/25/2027		(1)	502,702
SLM Student Loan Trust 2005-8	3.040%, $675,377 par, due 1/25/2028		(1)	676,035
SLM Student Loan Trust 2006-1	2.600%, $1,011,252 par, due 7/26/2021		(1)	997,685
SLM Student Loan Trust 2008-9	3.990%, $122,328 par, due 4/25/2023		(1)	122,967
Southern California Edison Co	1.845%, $600,000 par, due 2/1/2022		(1)	583,566
Stanley Black & Decker Inc.	3.400%, $352,000 par, due 12/1/2021		(1)	353,554
State of Arkansas	2.335%, $535,000 par, due 7/1/2020		(1)	532,587
State of California	2.193%, $1,680,000 par, due 4/1/2047		(1)	1,667,954
State of Hawaii	2.375%, $480,000 par, due 1/1/2020		(1)	478,402
State of Hawaii	2.750%, $1,500,000 par, due 1/1/2021		(1)	1,505,685
State of Maryland	4.200%, $1,030,000 par, due 3/1/2021		(1)	1,059,211
State of Mississippi	2.779%, $1,795,000 par, due 11/1/2028		(1)	1,799,057
State of Oregon	5.762%, $3,696,924 par, due 6/1/2023		(1)	3,958,444
State of Oregon	2.132%, $400,000 par, due 5/1/2021		(1)	395,484
State of Texas	1.062%, $135,000 par, due 8/1/2019		(1)	133,805
State of Texas	2.749%, $65,000 par, due 6/1/2019		(1)	65,014
State of Utah	4.554%, $1,250,000 par, due 7/1/2024		(1)	1,317,313
State of Wisconsin	1.616%, $435,000 par, due 5/1/2021		(1)	422,750
State Street Corp	1.950%, $2,152,000 par, due 5/19/2021		(1)	2,091,580
State Street Corp	2.653%, $1,080,000 par, due 5/15/2023		(1)	1,051,949
Student Loan Corp	3.206%, $2,229,596 par, due 7/25/2036		(1)	2,235,999
Student Loan Corp	3.290%, $887,345 par, due 4/25/2037		(1)	888,153
Sumitomo Mitsui Financial Group Inc.	3.236%, $1,310,000 par, due 10/16/2023		(1)	1,299,263
SunTrust Bank/Atlanta GA	2.250%, $662,000 par, due 1/31/2020		(1)	654,145
SunTrust Bank/Atlanta GA	2.590%, $330,000 par, due 1/29/2021		(1)	326,787
SunTrust Bank/Atlanta GA	3.502%, $550,000 par, due 8/2/2022		(1)	548,354
SunTrust Bank/Atlanta GA	3.525%, $490,000 par, due 10/26/2021		(1)	490,586
Tagua Leasing LLC	1.732%, $278,244 par, due 9/18/2024		(1)	269,966
Texas A&M University	1.678%, $160,000 par, due 5/15/2020		(1)	157,456
Texas A&M University	2.314%, $505,000 par, due 5/15/2021		(1)	499,607
Texas Tech University	1.925%, $1,150,000 par, due 2/15/2020		(1)	1,139,133
Toronto-Dominion Bank/The	2.250%, $1,079,000 par, due 3/15/2021		(1)	1,064,394
Toronto-Dominion Bank/The	2.250%, $7,072,000 par, due 9/25/2019		(1)	7,042,991
Toronto-Dominion Bank/The	3.350%, $740,000 par, due 10/22/2021		(1)	747,791
Total Capital SA	4.450%, $810,000 par, due 6/24/2020		(1)	826,628
Towd Point Mortgage Trust 2015-4	3.500%, $90,511 par, due 4/25/2055		(1)	90,174
Towd Point Mortgage Trust 2015-5	2.750%, $47,832 par, due 5/25/2055		(1)	47,109
Towd Point Mortgage Trust 2015-6	3.500%, $125,723 par, due 4/25/2055		(1)	125,363
Towd Point Mortgage Trust 2016-1	2.750%, $1,140,438 par, due 2/25/2055		(1)	1,124,726
Towd Point Mortgage Trust 2016-2	2.750%, $1,551,775 par, due 8/25/2055		(1)	1,520,703
Towd Point Mortgage Trust 2016-3	2.250%, $901,718 par, due 4/25/2056		(1)	881,017
Towd Point Mortgage Trust 2017-1	2.750%, $1,582,707 par, due 10/25/2056		(1)	1,548,210
Towd Point Mortgage Trust 2017-2	2.750%, $723,078 par, due 4/25/2057		(1)	707,142
Towd Point Mortgage Trust 2017-5	2.915%, $707,347 par, due 2/25/2057		(1)	703,485
Towd Point Mortgage Trust 2017-6	2.750%, $1,055,172 par, due 10/25/2057		(1)	1,030,629
Towd Point Mortgage Trust 2018-1	3.000%, $579,212 par, due 1/25/2058		(1)	568,632
Towd Point Mortgage Trust 2018-2	3.250%, $4,034,183 par, due 3/25/2058		(1)	3,974,578
Towd Point Mortgage Trust 2018-3	3.750%, $2,218,255 par, due 5/25/2058		(1)	2,216,862
Toyota Auto Receivables 2017-D Owner Trust	1.740%, $1,318,963 par, due 8/17/2020		(1)	1,313,876

38(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Toyota Auto Receivables 2017-D Owner Trust	1.930%, $1,087,000 par, due 1/18/2022		(1)	$1,071,855
Toyota Auto Receivables 2018-B Owner Trust	2.960%, $2,809,000 par, due 9/15/2022		(1)	2,809,680
Toyota Auto Recv Owner Tr	1.140%, $1,530,933 par, due 8/17/2020		(1)	1,520,885
Toyota Motor Corp	3.183%, $1,740,000 par, due 7/20/2021		(1)	1,740,776
Toyota Motor Credit Corp	2.950%, $1,360,000 par, due 4/13/2021		(1)	1,360,204
Tricahue Leasing LLC	3.744%, $211,479 par, due 2/26/2022		(1)	214,780
Trustees of Boston College	2.066%, $533,000 par, due 7/1/2020		(1)	524,969
Tyco Electronics Group SA	3.500%, $663,000 par, due 2/3/2022		(1)	663,603
Tyco Electronics Group SA	2.350%, $1,500,000 par, due 8/1/2019		(1)	1,491,254
UBS AG/London	2.450%, $515,000 par, due 12/1/2020		(1)	505,376
UBS Commercial Mortgage Trust 2012-C1	3.002%, $200,971 par, due 5/10/2045		(1)	200,604
UBS Group Funding Switzerland AG	3.873%, $2,325,000 par, due 5/23/2023		(1)	2,301,892
UBS Group Funding Switzerland AG	3.566%, $555,000 par, due 8/15/2023		(1)	543,286
UBS-Barclays Commercial Mortgage Trust 2012-C3	3.091%, $4,015,000 par, due 8/10/2049		(1)	4,006,123
UDR Inc.	3.700%, $136,000 par, due 10/1/2020		(1)	136,577
Unilever Capital Corp	1.800%, $1,510,000 par, due 5/5/2020		(1)	1,487,528
Unilever Capital Corp	3.000%, $430,000 par, due 3/7/2022		(1)	426,833
Union 11 Leasing LLC	2.405%, $532,906 par, due 1/23/2024		(1)	528,168
Union Electric Co	6.700%, $1,500,000 par, due 2/1/2019		(1)	1,503,788
Union Pacific Corp	4.000%, $196,000 par, due 2/1/2021		(1)	199,188
Union Pacific Corp	4.163%, $900,000 par, due 7/15/2022		(1)	921,551
Union Pacific Corp	3.200%, $1,298,000 par, due 6/8/2021		(1)	1,303,911
United States Small Business Administration	4.760%, $1,382,745 par, due 9/1/2025		(1)	1,425,888
United States Small Business Administration	5.290%, $907,141 par, due 12/1/2027		(1)	942,921
United States Small Business Administration	5.630%, $1,372,829 par, due 10/1/2028		(1)	1,471,699
United States Small Business Administration	6.770%, $379,985 par, due 11/1/2028		(1)	414,011
United States Small Business Administration	1.880%, $130,198 par, due 3/1/2025		(1)	128,029
United States Treasury Inflation Indexed Bonds	0.625%, $1,414,000 par, due 4/15/2023		(1)	1,415,661
United States Treasury Inflation Indexed Bonds	0.125%, $40,394,000 par, due 4/15/2022		(1)	40,632,729
United States Treasury Note/Bond	2.750%, $14,850,000 par, due 9/15/2021		(1)	14,953,252
United States Treasury Note/Bond	2.875%, $11,675,000 par, due 11/15/2021		(1)	11,804,978
United States Treasury Note/Bond	2.625%, $16,000,000 par, due 12/15/2021		(1)	16,071,872
United States Treasury Note/Bond	2.000%, $9,650,000 par, due 11/30/2022		(1)	9,474,341
United States Treasury Note/Bond	2.125%, $4,750,000 par, due 12/31/2022		(1)	4,683,016
United States Treasury Note/Bond	1.125%, $4,000,000 par, due 2/28/2021		(1)	3,884,532
United States Treasury Note/Bond	1.750%, $6,175,000 par, due 11/30/2021		(1)	6,050,537
United States Treasury Note/Bond	2.000%, $12,825,000 par, due 10/31/2022		(1)	12,597,561
United States Treasury Note/Bond	1.875%, $2,500,000 par, due 12/15/2020		(1)	2,470,215
United States Treasury Note/Bond	2.375%, $12,375,000 par, due 3/15/2021		(1)	12,342,132
United Technologies Corp	1.900%, $152,000 par, due 5/4/2020		(1)	149,163
United Technologies Corp	3.350%, $801,000 par, due 8/16/2021		(1)	798,832
United Technologies Corp	3.650%, $959,000 par, due 8/16/2023		(1)	955,243
UnitedHealth Group Inc.	3.150%, $340,000 par, due 6/15/2021		(1)	340,451
UnitedHealth Group Inc.	3.500%, $1,170,000 par, due 6/15/2023		(1)	1,180,088
University of California	2.003%, $80,000 par, due 5/15/2019		(1)	79,815
US Bank NA/Cincinnati OH	2.125%, $500,000 par, due 10/28/2019		(1)	496,468
US Bank NA/Cincinnati OH	2.000%, $1,038,000 par, due 1/24/2020		(1)	1,028,307
US Bank NA/Cincinnati OH	2.050%, $1,170,000 par, due 10/23/2020		(1)	1,149,713
US Bank NA/Cincinnati OH	3.150%, $1,110,000 par, due 4/26/2021		(1)	1,111,022
US Bank NA/Cincinnati OH	3.104%, $570,000 par, due 5/21/2021		(1)	569,221
US Bank NA/Cincinnati OH	3.050%, $930,000 par, due 7/24/2020		(1)	928,899
US Bank NA/Cincinnati OH	3.450%, $2,070,000 par, due 11/16/2021		(1)	2,085,544
USAA Capital Corp	2.000%, $1,954,000 par, due 6/1/2021		(1)	1,899,276
Utah State Board of Regents	3.256%, $783,428 par, due 12/26/2031		(1)	785,794
Ventas Realty LP	3.100%, $1,360,000 par, due 1/15/2023		(1)	1,326,140
Verizon Communications Inc.	4.600%, $802,000 par, due 4/1/2021		(1)	828,024
Verizon Communications Inc.	3.000%, $730,000 par, due 11/1/2021		(1)	726,338
Verizon Communications Inc.	1.750%, $87,000 par, due 8/15/2021		(1)	84,011
Verizon Communications Inc.	3.788%, $1,802,000 par, due 3/16/2022		(1)	1,803,964
Verizon Owner Trust 2016-1	1.420%, $136,530 par, due 1/20/2021		(1)	135,861
Verizon Owner Trust 2017-1	2.060%, $179,000 par, due 9/20/2021		(1)	177,665
Verizon Owner Trust 2017-2	1.920%, $734,000 par, due 12/20/2021		(1)	726,487
Verizon Owner Trust 2018-1	2.820%, $2,656,000 par, due 9/20/2022		(1)	2,648,356
Verizon Owner Trust 2018-A	3.230%, $3,705,000 par, due 4/20/2023		(1)	3,727,719
Vermont Std Asst Corp	3.206%, $929,096 par, due 7/28/2034		(1)	931,428
Virginia College Building Authority	3.500%, $390,000 par, due 2/1/2020		(1)	390,893
Vodafone Group PLC	3.750%, $1,236,000 par, due 1/16/2024		(1)	1,218,240
Volkswagen Auto Loan Enhanced Trust 2018-1	3.020%, $1,976,000 par, due 11/21/2022		(1)	1,976,368
Volkswagen Auto Loan Enhanced Trust 2018-2	3.250%, $1,275,000 par, due 4/20/2023		(1)	1,285,562
Volvo Fin Equip LLC	1.920%, $734,000 par, due 3/15/2021		(1)	728,946
Vornado Realty LP	5.000%, $179,000 par, due 1/15/2022		(1)	184,717
WEC Energy Group Inc.	3.375%, $944,000 par, due 6/15/2021		(1)	943,407
Westpac Banking Corp	2.000%, $2,565,000 par, due 5/21/2019		(1)	2,556,271
WestRock RKT Co	4.450%, $1,300,000 par, due 3/1/2019		(1)	1,302,116

39(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
	WestRock RKT Co	3.500%, $565,000 par, due 3/1/2020		(1)	$564,494
	WFRBS Commercial Mortgage Trust 2011-C5	3.667%, $3,500,000 par, due 11/15/2044		(1)	3,536,586
	WFRBS Commercial Mortgage Trust 2012-C10	2.875%, $1,850,000 par, due 12/15/2045		(1)	1,821,405
	WFRBS Commercial Mortgage Trust 2012-C10	2.453%, $981,902 par, due 12/15/2045		(1)	969,139
	WFRBS Commercial Mortgage Trust 2012-C8	2.559%, $201,541 par, due 8/15/2045		(1)	200,018
	WFRBS Commercial Mortgage Trust 2012-C8	3.455%, $261,996 par, due 8/15/2045		(1)	264,995
	WFRBS Commercial Mortgage Trust 2013-C12	2.838%, $273,903 par, due 3/15/2048		(1)	271,971
	WFRBS Commercial Mortgage Trust 2014-LC14	3.205%, $1,000,000 par, due 3/15/2047		(1)	1,000,830
	Wheels SPV 2 LLC	1.590%, $232,054 par, due 5/20/2025		(1)	231,424
	Wheels SPV 2 LLC	1.880%, $730,487 par, due 4/20/2026		(1)	724,759
	Wisconsin Public Service Corp	3.350%, $770,000 par, due 11/21/2021		(1)	777,517
	World Omni Auto Lease Sec Tr	1.680%, $749,094 par, due 12/16/2019		(1)	747,181
	World Omni Auto Receivables Trust 2017-A	1.930%, $3,775,000 par, due 9/15/2022		(1)	3,737,628
	World Omni Auto Receivables Trust 2017-B	1.950%, $4,045,000 par, due 2/15/2023		(1)	3,969,646
	World Omni Auto Receivables Trust 2018-A	2.500%, $2,850,000 par, due 4/17/2023		(1)	2,829,531
	World Omni Auto Receivables Trust 2018-B	2.870%, $2,412,000 par, due 7/17/2023		(1)	2,406,660
	World Omni Auto Receivables Trust 2018-C	3.130%, $3,065,000 par, due 11/15/2023		(1)	3,080,837
	World Omni Automobile Lease Sec Trust 2018-B	3.190%, $1,920,000 par, due 12/15/2021		(1)	1,930,886
	Xcel Energy Inc.	2.400%, $730,000 par, due 3/15/2021		(1)	718,838
*	Wells Fargo Short Term Investment Fund S	2.538%, $4,427,685 par		(1)	4,427,685
					936,371,226
		Accrued income			3,708,566
		Receivable for investment payments due			625,471
		Adjustment from fair value to current value			12,606,803
		Total			953,312,066
	Transamerica Premier Life Ins. Co.	2.73%
	Pacific Life Ins. Co.	2.83%
	Nationwide Life Insurance Co.	2.66%
	State Street Bank and TrustCo.	2.57%
	Massachusetts Mutual Life Ins. Co.	2.52%
	ABB Treasury Center USA Inc.	4.000%, $1,500,000 par, due 6/15/2021		(1)	1,532,195
	Access Group Inc. 2013-1	3.006%, $751,960 par, due 2/25/2036		(1)	743,283
	Adams & Arapahoe Joint School District 28J Aurora	3.730%, $675,000 par, due 12/1/2020		(1)	685,132
	Advocate Health & Hospitals Corp	3.829%, $1,035,000 par, due 8/15/2028		(1)	1,065,592
	AEP Texas Inc.	2.400%, $230,000 par, due 10/1/2022		(1)	223,042
	AIG Global Funding	2.700%, $1,700,000 par, due 12/15/2021		(1)	1,659,737
	Air Liquide Finance SA	1.375%, $2,050,000 par, due 9/27/2019		(1)	2,025,111
	Alexandria Real Estate Equities Inc.	3.450%, $1,600,000 par, due 4/30/2025		(1)	1,540,075
	Allergan PLC	3.800%, $670,000 par, due 3/15/2025		(1)	654,070
	Alliant Energy Finance LLC	3.750%, $680,000 par, due 6/15/2023		(1)	684,195
	Alvin Independent School District/TX	3.780%, $500,000 par, due 2/15/2021		(1)	506,500
	American Express Co	3.400%, $1,390,000 par, due 2/27/2023		(1)	1,377,065
	American Express Co	3.700%, $990,000 par, due 8/3/2023		(1)	992,863
	American Express Credit Corp	1.700%, $630,000 par, due 10/30/2019		(1)	623,056
	American Honda Finance Corp	3.450%, $430,000 par, due 7/14/2023		(1)	430,123
	American Honda Finance Corp	1.650%, $1,128,000 par, due 7/12/2021		(1)	1,086,686
	American Honda Finance Corp	3.625%, $1,720,000 par, due 10/10/2023		(1)	1,732,190
	Amphenol Corp	3.200%, $1,263,000 par, due 4/1/2024		(1)	1,224,655
	Anderson County School District No 1/SC	5.000%, $500,000 par, due 3/1/2022		(1)	512,810
	Anglo American Capital PLC	4.875%, $290,000 par, due 5/14/2025		(1)	284,842
	Anglo American Capital PLC	3.625%, $200,000 par, due 9/11/2024		(1)	189,050
	Anheuser-Busch InBev Finance Inc.	2.650%, $816,000 par, due 2/1/2021		(1)	802,451
	Anheuser-Busch InBev Worldwide Inc.	3.650%, $1,070,000 par, due 2/1/2026		(1)	1,011,736
	Anheuser-Busch InBev Worldwide Inc.	3.750%, $500,000 par, due 1/15/2022		(1)	500,369
	Apple Inc.	3.000%, $2,400,000 par, due 2/9/2024		(1)	2,370,161
	Apple Inc.	2.850%, $870,000 par, due 5/11/2024		(1)	848,808
	AT&T Inc.	3.400%, $850,000 par, due 5/15/2025		(1)	800,405
	AT&T Inc.	3.200%, $330,000 par, due 3/1/2022		(1)	325,530
	AvalonBay Communities Inc.	2.950%, $1,800,000 par, due 9/15/2022		(1)	1,772,491
	BAE Systems Holdings Inc.	3.800%, $1,000,000 par, due 10/7/2024		(1)	997,965
	BAE Systems PLC	4.750%, $770,000 par, due 10/11/2021		(1)	795,007
	Baker Hughes a GE Co LLC	2.773%, $1,180,000 par, due 12/15/2022		(1)	1,132,088
	Bank of America Corp	3.300%, $1,600,000 par, due 1/11/2023		(1)	1,575,774
	Bank of America Corp	4.000%, $1,500,000 par, due 4/1/2024		(1)	1,508,315
	Bank of America Corp	3.950%, $535,000 par, due 4/21/2025		(1)	518,380
	Bank of America Corp	2.881%, $2,230,000 par, due 4/24/2023		(1)	2,168,882
	Bank of America Corp	4.271%, $1,340,000 par, due 7/23/2029		(1)	1,333,711
	Bank of Montreal	1.900%, $920,000 par, due 8/27/2021		(1)	888,571
	Bank of Montreal	2.500%, $960,000 par, due 1/11/2022		(1)	948,460
	Bank of Montreal	1.750%, $1,100,000 par, due 6/15/2021		(1)	1,070,352
	Bank of New York Mellon Corp/The	2.950%, $1,100,000 par, due 1/29/2023		(1)	1,082,688
	Bank of New York Mellon Corp/The	3.500%, $700,000 par, due 4/28/2023		(1)	702,101
	Bank of New York Mellon Corp/The	3.450%, $2,110,000 par, due 8/11/2023		(1)	2,116,893
	Bank of Nova Scotia/The	4.500%, $210,000 par, due 12/16/2025		(1)	209,101

40(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Bayer US Finance II LLC	4.250%, $790,000 par, due 12/15/2025		(1)	$768,876
Bayer US Finance II LLC	4.375%, $1,200,000 par, due 12/15/2028		(1)	1,145,702
Bayer US Finance LLC	2.375%, $830,000 par, due 10/8/2019		(1)	823,366
BB&T Corp	2.450%, $1,300,000 par, due 1/15/2020		(1)	1,290,927
BB&T Corp	2.625%, $1,150,000 par, due 6/29/2020		(1)	1,139,705
BB&T Corp	2.850%, $680,000 par, due 10/26/2024		(1)	653,321
Becton Dickinson and Co	2.675%, $624,000 par, due 12/15/2019		(1)	618,066
Black Hills Corp	4.250%, $710,000 par, due 11/30/2023		(1)	716,260
BMW US Capital LLC	2.700%, $500,000 par, due 4/6/2022		(1)	485,630
BMW US Capital LLC	3.400%, $400,000 par, due 8/13/2021		(1)	398,343
BNP Paribas SA	4.400%, $1,670,000 par, due 8/14/2028		(1)	1,629,988
Boston Properties LP	3.850%, $1,830,000 par, due 2/1/2023		(1)	1,833,259
Boston Properties LP	3.125%, $500,000 par, due 9/1/2023		(1)	483,050
BP Capital Markets America Inc.	3.796%, $600,000 par, due 9/21/2025		(1)	602,889
BP Capital Markets America Inc.	3.790%, $540,000 par, due 2/6/2024		(1)	545,826
BP Capital Markets America Inc.	3.216%, $1,200,000 par, due 11/28/2023		(1)	1,182,684
BP Capital Markets PLC	3.279%, $865,000 par, due 9/19/2027		(1)	823,313
BP Capital Markets PLC	3.814%, $560,000 par, due 2/10/2024		(1)	565,208
Brazos Student Finance Corp	2.623%, $20,782 par, due 6/25/2027		(1)	20,761
Brown-Forman Corp	3.500%, $610,000 par, due 4/15/2025		(1)	607,411
Burlington Northern Santa Fe LLC	3.400%, $1,500,000 par, due 9/1/2024		(1)	1,501,779
CA Dept of Water Resources	2.000%, $1,750,000 par, due 5/1/2022		(1)	1,699,705
Canadian Pacific Railway Co	4.500%, $775,000 par, due 1/15/2022		(1)	798,517
Canadian Pacific Railway Co	2.900%, $460,000 par, due 2/1/2025		(1)	440,463
Capital One Exec Tr	1.340%, $2,600,000 par, due 4/15/2022		(1)	2,579,983
Capital One Financial Corp	3.200%, $230,000 par, due 1/30/2023		(1)	223,818
Capital One NA	2.650%, $1,260,000 par, due 8/8/2022		(1)	1,209,983
Cargill Inc.	3.250%, $1,610,000 par, due 3/1/2023		(1)	1,607,550
CarMax Auto Owner Trust 2015-4	1.560%, $324,356 par, due 11/16/2020		(1)	323,161
CarMax Auto Owner Trust 2016-3	1.390%, $1,577,040 par, due 5/17/2021		(1)	1,563,090
CarMax Auto Owner Trust 2018-4	3.360%, $2,295,000 par, due 9/15/2023		(1)	2,310,721
Caterpillar Financial Services Corp	2.550%, $755,000 par, due 11/29/2022		(1)	733,347
Caterpillar Financial Services Corp	3.650%, $1,010,000 par, due 12/7/2023		(1)	1,022,203
CenterPoint Energy Houston Electric LLC	2.250%, $1,298,000 par, due 8/1/2022		(1)	1,253,863
CenterPoint Energy Houston Electric LLC	1.850%, $580,000 par, due 6/1/2021		(1)	562,623
CenterPoint Energy Transition	2.161%, $711,445 par, due 10/15/2021		(1)	707,060
Charles Schwab Corp/The	2.650%, $815,000 par, due 1/25/2023		(1)	795,581
Charles Schwab Corp/The	3.850%, $1,120,000 par, due 5/21/2025		(1)	1,142,424
Chase Issuance Trust	1.370%, $1,800,000 par, due 6/15/2021		(1)	1,786,464
Cherokee County Board of Education	5.626%, $1,000,000 par, due 8/1/2028		(1)	1,157,630
Chevron Corp	2.355%, $470,000 par, due 12/5/2022		(1)	455,143
Chevron Corp	2.566%, $1,000,000 par, due 5/16/2023		(1)	973,877
Chevron Corp	2.895%, $810,000 par, due 3/3/2024		(1)	790,502
Children's Hospital Medical Center/Cincinnati OH	2.853%, $1,775,000 par, due 11/15/2026		(1)	1,693,419
CHRISTUS Health	4.341%, $1,315,000 par, due 7/1/2028		(1)	1,341,914
Chubb INA Holdings Inc.	2.875%, $360,000 par, due 11/3/2022		(1)	356,952
Cigna Corp	3.750%, $830,000 par, due 7/15/2023		(1)	827,236
Cimarex Energy Co	3.900%, $640,000 par, due 5/15/2027		(1)	593,882
Cintas Corp No 2	3.250%, $1,180,000 par, due 6/1/2022		(1)	1,172,421
Cintas Corp No 2	3.700%, $450,000 par, due 4/1/2027		(1)	439,497
Citigroup Inc.	4.500%, $600,000 par, due 1/14/2022		(1)	613,040
Citigroup Inc.	3.300%, $380,000 par, due 4/27/2025		(1)	360,870
Citigroup Inc.	2.700%, $500,000 par, due 3/30/2021		(1)	492,575
Citigroup Inc.	3.400%, $760,000 par, due 5/1/2026		(1)	714,870
Citigroup Inc.	2.900%, $760,000 par, due 12/8/2021		(1)	747,709
Citigroup Inc.	2.750%, $790,000 par, due 4/25/2022		(1)	767,385
Citigroup Inc.	2.700%, $1,060,000 par, due 10/27/2022		(1)	1,021,789
Citigroup Inc.	3.142%, $370,000 par, due 1/24/2023		(1)	363,433
Citigroup Inc.	4.044%, $800,000 par, due 6/1/2024		(1)	802,244
Citizens Bank NA/Providence RI	3.700%, $1,210,000 par, due 3/29/2023		(1)	1,215,991
City & County of Honolulu HI	2.368%, $750,000 par, due 10/1/2024		(1)	729,450
City & County of Honolulu HI	3.753%, $425,000 par, due 9/1/2030		(1)	432,166
City of Austin/TX	3.450%, $500,000 par, due 9/1/2021		(1)	508,275
City of Boston MA	4.400%, $1,000,000 par, due 4/1/2026		(1)	1,034,800
City of Chicago IL	6.050%, $455,000 par, due 1/1/2029		(1)	467,076
City of Houston TX	3.725%, $735,000 par, due 3/1/2030		(1)	747,230
City of Houston TX	4.361%, $695,000 par, due 3/1/2020		(1)	706,975
City of Houston TX Combined Utility System Revenue	3.973%, $685,000 par, due 11/15/2031		(1)	702,166
City of Lubbock TX	4.742%, $750,000 par, due 2/15/2019		(1)	751,845
Clorox Co/The	3.100%, $425,000 par, due 10/1/2027		(1)	403,568
Comcast Corp	2.750%, $810,000 par, due 3/1/2023		(1)	788,351
Comcast Corp	3.000%, $770,000 par, due 2/1/2024		(1)	750,704
Comcast Corp	3.950%, $1,570,000 par, due 10/15/2025		(1)	1,588,584
Comerica Inc.	3.700%, $1,285,000 par, due 7/31/2023		(1)	1,284,286
41(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
COMM 2012-LC4 A4 9.6-Yr CMBS	3.288%, $2,261,599 par, due 12/10/2044		(1)	$2,261,480
COMM 2013-CCRE6 Mortgage Trust	3.101%, $2,880,000 par, due 3/10/2046		(1)	2,863,837
COMM 2013-CCRE8 Mortgage Trust	3.612%, $2,165,000 par, due 6/10/2046		(1)	2,192,846
COMM 2013-LC6 Mortgage Trust	2.941%, $475,000 par, due 1/10/2046		(1)	470,092
Commercial Mortgage Pass Through Certificates	4.236%, $2,200,000 par, due 2/10/2047		(1)	2,289,855
Commonwealth Edison Co	3.400%, $350,000 par, due 9/1/2021		(1)	351,888
Commonwealth of Massachusetts	4.500%, $2,000,000 par, due 8/1/2031		(1)	2,139,720
Commonwealth of Pennsylvania	4.650%, $750,000 par, due 2/15/2026		(1)	798,030
Cooperatieve Rabobank UA	3.875%, $300,000 par, due 9/26/2023		(1)	301,038
Cooperatieve Rabobank UA/NY	2.750%, $350,000 par, due 1/10/2022		(1)	343,140
Cooperatieve Rabobank UA/NY	2.750%, $1,750,000 par, due 1/10/2023		(1)	1,693,158
Core Industrial Trust 2015-CALW	3.040%, $1,503,644 par, due 2/10/2034		(1)	1,498,756
Corning Inc.	4.250%, $320,000 par, due 8/15/2020		(1)	325,782
County of Baltimore MD	2.847%, $550,000 par, due 8/1/2026		(1)	542,465
County of Baltimore MD	2.778%, $1,000,000 par, due 7/1/2030		(1)	938,480
County of Scott MN	4.750%, $1,000,000 par, due 12/1/2020		(1)	1,001,420
Credit Suisse AG/New York NY	3.625%, $330,000 par, due 9/9/2024		(1)	323,793
Credit Suisse Group AG	3.574%, $700,000 par, due 1/9/2023		(1)	682,872
Credit Suisse Group AG	2.997%, $420,000 par, due 12/14/2023		(1)	399,667
Credit Suisse Group AG	3.869%, $340,000 par, due 1/12/2029		(1)	316,306
Credit Suisse Group AG	4.207%, $950,000 par, due 6/12/2024		(1)	947,541
CRH America Finance Inc.	3.400%, $410,000 par, due 5/9/2027		(1)	376,393
CRH America Finance Inc.	3.950%, $370,000 par, due 4/4/2028		(1)	352,557
Crowley Conro LLC	4.181%, $1,710,000 par, due 8/15/2043		(1)	1,778,005
CVS Health Corp	4.000%, $570,000 par, due 12/5/2023		(1)	571,628
CVS Health Corp	3.500%, $340,000 par, due 7/20/2022		(1)	337,667
CVS Health Corp	4.100%, $1,010,000 par, due 3/25/2025		(1)	999,922
CVS Health Corp	4.300%, $1,920,000 par, due 3/25/2028		(1)	1,877,009
Daimler Finance North America LLC	2.450%, $920,000 par, due 5/18/2020		(1)	909,063
Daimler Finance North America LLC	2.000%, $460,000 par, due 7/6/2021		(1)	442,592
Daimler Finance North America LLC	2.200%, $470,000 par, due 10/30/2021		(1)	453,271
Daimler Finance North America LLC	3.350%, $150,000 par, due 2/22/2023		(1)	147,954
Danone SA	1.691%, $1,510,000 par, due 10/30/2019		(1)	1,489,225
DBUBS 2011-LC1 Mortgage Trust	5.002%, $2,100,000 par, due 11/10/2046		(1)	2,160,488
DBUBS 2011-LC2 Mortgage Trust	4.537%, $1,999,848 par, due 7/10/2044		(1)	2,056,090
Deere & Co	2.600%, $1,500,000 par, due 6/8/2022		(1)	1,468,070
Denver City & County School District No 1	3.587%, $1,255,000 par, due 12/1/2032		(1)	1,261,037
Diageo Capital PLC	3.500%, $800,000 par, due 9/18/2023		(1)	802,310
Digital Realty Trust LP	4.450%, $990,000 par, due 7/15/2028		(1)	985,746
DowDuPont Inc.	4.493%, $490,000 par, due 11/15/2025		(1)	504,492
DowDuPont Inc.	4.725%, $2,300,000 par, due 11/15/2028		(1)	2,374,525
Duke Energy Carolinas LLC	3.050%, $810,000 par, due 3/15/2023		(1)	802,914
Duke Energy Progress LLC	3.700%, $730,000 par, due 9/1/2028		(1)	737,411
Duke Energy Progress LLC	2.800%, $950,000 par, due 5/15/2022		(1)	937,181
Duke Realty LP	4.000%, $810,000 par, due 9/15/2028		(1)	804,064
Eaton Corp	6.950%, $1,375,000 par, due 3/20/2019		(1)	1,388,233
Ecolab Inc.	4.350%, $689,000 par, due 12/8/2021		(1)	707,874
Ecolab Inc.	2.250%, $540,000 par, due 1/12/2020		(1)	536,494
Ecolab Inc.	3.250%, $520,000 par, due 1/14/2023		(1)	517,986
Edu Fund of South	3.365%, $2,551,482 par, due 3/25/2036		(1)	2,571,238
Education Loan ABS Tr	3.306%, $521,162 par, due 6/25/2026		(1)	522,981
EI du Pont de Nemours & Co	2.200%, $210,000 par, due 5/1/2020		(1)	208,526
EMD Finance LLC (Merck KGaA)	2.400%, $800,000 par, due 3/19/2020		(1)	791,856
EMD Finance LLC (Merck KGaA)	2.950%, $780,000 par, due 3/19/2022		(1)	768,486
Entergy Arkansas LLC	3.050%, $1,943,000 par, due 6/1/2023		(1)	1,921,464
Enterprise Fleet Fin	1.740%, $707,659 par, due 2/22/2022		(1)	705,025
Enterprise Products Operating LLC	3.750%, $420,000 par, due 2/15/2025		(1)	415,572
Enterprise Products Operating LLC	2.800%, $850,000 par, due 2/15/2021		(1)	841,082
Equifax Inc.	3.950%, $850,000 par, due 6/15/2023		(1)	842,594
Equinor ASA	3.150%, $507,000 par, due 1/23/2022		(1)	505,650
ERP Operating LP	4.625%, $1,304,000 par, due 12/15/2021		(1)	1,349,139
Ethiopian Leasing 2012 LLC	2.646%, $1,368,943 par, due 5/12/2026		(1)	1,362,898
Fannie Mae Grantor Trust 2002-T16	7.000%, $78,434 par, due 7/25/2042		(1)	89,247
Fannie Mae Grantor Trust 2002-T18	7.000%, $35,011 par, due 8/25/2042		(1)	39,927
Fannie Mae Grantor Trust 2004-T3	6.000%, $220,089 par, due 2/25/2044		(1)	243,373
Fannie Mae Pool	4.022%, $209,545 par, due 4/1/2036		(1)	214,405
Fannie Mae Pool	5.000%, $365,834 par, due 9/1/2033		(1)	388,423
Fannie Mae Pool	3.672%, $104,582 par, due 1/1/2041		(1)	109,030
Fannie Mae Pool	3.500%, $372,160 par, due 8/1/2032		(1)	374,716
Fannie Mae Pool	2.934%, $1,250,980 par, due 6/1/2022		(1)	1,256,858
Fannie Mae Pool	3.047%, $787,810 par, due 11/1/2022		(1)	793,141
Fannie Mae Pool	4.000%, $1,615,445 par, due 11/1/2045		(1)	1,660,724
Fannie Mae Pool	2.760%, $2,146,621 par, due 4/1/2022		(1)	2,145,252
Fannie Mae Pool	2.476%, $3,625,703 par, due 11/1/2022		(1)	3,610,152

42(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Fannie Mae Pool	2.688%, $4,145,357 par, due 5/1/2023		(1)	$4,102,009
Fannie Mae Pool	2.510%, $2,480,570 par, due 9/1/2024		(1)	2,440,651
Fannie Mae Pool	2.860%, $1,710,910 par, due 11/1/2021		(1)	1,710,357
Fannie Mae Pool	2.730%, $1,703,465 par, due 1/1/2023		(1)	1,695,019
Fannie Mae Pool	2.560%, $1,800,000 par, due 12/1/2022		(1)	1,783,535
Fannie Mae Pool	2.730%, $1,793,504 par, due 9/1/2023		(1)	1,783,616
Fannie Mae Pool	3.070%, $1,185,000 par, due 2/1/2026		(1)	1,185,640
Fannie Mae Pool	3.080%, $1,100,000 par, due 1/1/2026		(1)	1,102,688
Fannie Mae Pool	2.200%, $2,610,091 par, due 12/1/2023		(1)	2,536,058
Fannie Mae Pool	2.190%, $2,481,019 par, due 7/1/2023		(1)	2,403,544
Fannie Mae Pool	2.350%, $2,409,240 par, due 10/1/2022		(1)	2,369,451
Fannie Mae Pool	2.640%, $2,183,098 par, due 2/1/2024		(1)	2,153,320
Fannie Mae Pool	3.080%, $4,525,000 par, due 12/1/2024		(1)	4,532,570
Fannie Mae Pool	3.330%, $1,077,815 par, due 6/1/2027		(1)	1,084,986
Fannie Mae Pool	2.850%, $854,948 par, due 9/1/2024		(1)	847,534
Fannie Mae Pool	3.000%, $1,918,243 par, due 10/1/2023		(1)	1,928,045
Fannie Mae Pool	2.770%, $2,741,636 par, due 9/1/2022		(1)	2,731,643
Fannie Mae Pool	2.820%, $3,653,172 par, due 1/1/2022		(1)	3,644,265
Fannie Mae Pool	3.080%, $2,500,000 par, due 10/1/2025		(1)	2,494,190
Fannie Mae Pool	3.000%, $1,554,967 par, due 5/1/2031		(1)	1,552,174
Fannie Mae Pool	2.500%, $1,199,444 par, due 6/1/2031		(1)	1,171,835
Fannie Mae Pool	2.500%, $1,186,792 par, due 6/1/2031		(1)	1,159,474
Fannie Mae Pool	2.500%, $1,213,721 par, due 6/1/2031		(1)	1,185,784
Fannie Mae Pool	2.500%, $1,240,857 par, due 6/1/2031		(1)	1,212,295
Fannie Mae Pool	2.899%, $661,420 par, due 3/1/2044		(1)	670,078
Fannie Mae Pool	2.856%, $521,521 par, due 3/1/2044		(1)	528,181
Fannie Mae Pool	2.925%, $678,090 par, due 5/1/2044		(1)	684,959
Fannie Mae Pool	2.268%, $123,681 par, due 11/1/2041		(1)	123,060
Fannie Mae Pool	5.000%, $529,402 par, due 11/1/2033		(1)	563,859
Fannie Mae Pool	5.000%, $638,188 par, due 6/1/2035		(1)	677,579
Fannie Mae Pool	4.208%, $228,900 par, due 7/1/2035		(1)	238,667
Fannie Mae Pool	5.000%, $756,273 par, due 10/1/2035		(1)	803,127
Fannie Mae Pool	5.000%, $2,383,561 par, due 3/1/2036		(1)	2,531,344
Fannie Mae Pool	4.370%, $46,612 par, due 5/1/2036		(1)	48,742
Fannie Mae Pool	3.253%, $39,872 par, due 4/1/2044		(1)	39,608
Fannie Mae Pool	5.000%, $35,807 par, due 10/1/2019		(1)	36,431
Fannie Mae Pool	5.000%, $22,160 par, due 12/1/2019		(1)	22,547
Fannie Mae Pool	4.028%, $48,964 par, due 5/1/2035		(1)	50,927
Fannie Mae Pool	4.052%, $92,251 par, due 1/1/2035		(1)	95,164
Fannie Mae Pool	5.000%, $124,661 par, due 8/1/2020		(1)	126,833
Fannie Mae Pool	4.068%, $96,420 par, due 7/1/2035		(1)	99,566
Fannie Mae Pool	4.065%, $111,930 par, due 7/1/2035		(1)	115,741
Fannie Mae Pool	4.000%, $3,647,234 par, due 7/1/2056		(1)	3,720,926
Fannie Mae Pool	4.000%, $2,944,449 par, due 6/1/2056		(1)	3,003,947
Fannie Mae Pool	4.500%, $6,900,251 par, due 6/1/2056		(1)	7,167,664
Fannie Mae Pool	4.500%, $2,707,286 par, due 6/1/2056		(1)	2,816,111
Fannie Mae Pool	4.500%, $2,787,259 par, due 6/1/2056		(1)	2,895,287
Fannie Mae Pool	3.500%, $4,055,467 par, due 11/1/2046		(1)	4,110,857
Fannie Mae Pool	4.000%, $5,094,191 par, due 7/1/2056		(1)	5,212,850
Fannie Mae Pool	4.000%, $646,140 par, due 1/1/2041		(1)	663,758
Fannie Mae Pool	4.000%, $4,625,793 par, due 4/1/2041		(1)	4,751,337
Fannie Mae Pool	4.000%, $3,889,641 par, due 11/1/2040		(1)	3,995,594
Fannie Mae Pool	4.000%, $8,201,324 par, due 8/1/2051		(1)	8,384,575
Fannie Mae Pool	4.500%, $4,410,509 par, due 1/1/2051		(1)	4,582,496
Fannie Mae Pool	4.500%, $4,211,363 par, due 11/1/2048		(1)	4,389,946
Fannie Mae Pool	3.743%, $404,650 par, due 5/1/2036		(1)	411,445
Fannie Mae Pool	3.758%, $73,589 par, due 1/1/2037		(1)	75,331
Fannie Mae Pool	6.000%, $87,626 par, due 9/1/2038		(1)	92,579
Fannie Mae Pool	3.551%, $63,104 par, due 4/1/2037		(1)	64,123
Fannie Mae Pool	3.000%, $1,402,708 par, due 7/1/2032		(1)	1,395,440
Fannie Mae Pool	3.000%, $1,799,465 par, due 3/1/2033		(1)	1,790,140
Fannie Mae REMIC Trust 2005-W1	6.500%, $174,006 par, due 10/25/2044		(1)	196,579
Fannie Mae REMICS	5.500%, $295,059 par, due 4/25/2035		(1)	322,157
Fannie Mae Trust 2003-W6	6.500%, $119,795 par, due 9/25/2042		(1)	133,053
Fannie Mae Trust 2003-W8	7.000%, $20,294 par, due 10/25/2042		(1)	23,007
Fannie Mae Trust 2004-W2	7.000%, $117,184 par, due 2/25/2044		(1)	131,198
Fannie Mae-Aces	2.614%, $1,516,833 par, due 10/25/2021		(1)	1,507,847
Federal Realty Investment Trust	2.750%, $1,500,000 par, due 6/1/2023		(1)	1,445,181
FedEx Corp	4.200%, $1,430,000 par, due 10/17/2028		(1)	1,420,619
Fifth Third Bank/Cincinnati OH	3.950%, $785,000 par, due 7/28/2025		(1)	795,521
Fiserv Inc.	4.750%, $1,000,000 par, due 6/15/2021		(1)	1,029,999
Fiserv Inc.	2.700%, $1,000,000 par, due 6/1/2020		(1)	992,567
Fiserv Inc.	3.800%, $1,730,000 par, due 10/1/2023		(1)	1,740,773
Florida Gas Transmission Co LLC	4.350%, $1,000,000 par, due 7/15/2025		(1)	1,020,855

43(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Florida Power & Light Co	2.750%, $865,000 par, due 6/1/2023		(1)	$846,512
Ford Credit Auto Owner Tr	2.620%, $3,630,000 par, due 8/15/2028		(1)	3,577,779
Ford Credit Auto Owner Trust 2017-REV2	2.360%, $1,850,000 par, due 3/15/2029		(1)	1,802,862
Fortive Corp	2.350%, $1,585,000 par, due 6/15/2021		(1)	1,545,478
Fortune Brands Home & Security Inc.	4.000%, $1,500,000 par, due 9/21/2023		(1)	1,484,100
Freddie Mac Gold Pool	5.000%, $51,447 par, due 2/1/2020		(1)	51,696
Freddie Mac Gold Pool	3.000%, $1,666,767 par, due 8/1/2027		(1)	1,662,575
Freddie Mac Gold Pool	3.500%, $220,177 par, due 2/1/2043		(1)	221,395
Freddie Mac Gold Pool	3.000%, $3,552,654 par, due 1/1/2043		(1)	3,491,552
Freddie Mac Gold Pool	4.000%, $1,766,107 par, due 1/1/2047		(1)	1,815,638
Freddie Mac Gold Pool	5.000%, $6,537 par, due 5/1/2021		(1)	6,623
Freddie Mac Gold Pool	6.000%, $368,905 par, due 8/1/2038		(1)	409,333
Freddie Mac Gold Pool	6.000%, $216,798 par, due 8/1/2038		(1)	240,274
Freddie Mac Gold Pool	6.000%, $65,761 par, due 9/1/2038		(1)	71,864
Freddie Mac Gold Pool	4.000%, $346,135 par, due 2/1/2026		(1)	355,045
Freddie Mac Gold Pool	3.500%, $368,065 par, due 12/1/2025		(1)	373,360
Freddie Mac Multifam Struct PT Cert	2.827%, $751,674 par, due 9/25/2023		(1)	750,503
Freddie Mac Multifam Struct PT Cert	3.062%, $3,700,000 par, due 11/25/2023		(1)	3,714,149
Freddie Mac Non Gold Pool	2.612%, $98,787 par, due 7/1/2034		(1)	98,844
Freddie Mac Non Gold Pool	2.895%, $536,901 par, due 1/1/2044		(1)	543,110
Freddie Mac Non Gold Pool	2.845%, $1,909,348 par, due 7/1/2047		(1)	1,909,768
Freddie Mac Non Gold Pool	2.603%, $1,695,634 par, due 10/1/2047		(1)	1,683,358
Freddie Mac Non Gold Pool	3.950%, $113,044 par, due 12/1/2036		(1)	118,383
Freddie Mac Non Gold Pool	4.638%, $58,848 par, due 11/1/2040		(1)	61,046
Freddie Struct PT Cert	7.000%, $704,420 par, due 7/25/2043		(1)	817,099
GE Cap Intl Funding	2.342%, $1,238,000 par, due 11/15/2020		(1)	1,194,738
General Dynamics Corp	3.500%, $160,000 par, due 5/15/2025		(1)	159,346
General Electric Co	4.650%, $144,000 par, due 10/17/2021		(1)	144,432
General Mills Inc.	2.600%, $680,000 par, due 10/12/2022		(1)	655,094
General Mills Inc.	3.700%, $440,000 par, due 10/17/2023		(1)	437,433
Genzyme Corp	5.000%, $1,000,000 par, due 6/15/2020		(1)	1,030,659
Georgia-Pacific LLC	3.734%, $1,725,000 par, due 7/15/2023		(1)	1,741,415
Ginnie Mae II Pool	4.579%, $2,356,530 par, due 3/20/2065		(1)	2,488,178
Ginnie Mae II Pool	4.431%, $1,592,537 par, due 12/20/2066		(1)	1,696,130
Ginnie Mae II Pool	4.558%, $4,016,571 par, due 1/20/2067		(1)	4,299,410
Ginnie Mae II Pool	4.470%, $1,908,818 par, due 1/20/2067		(1)	2,035,092
Ginnie Mae II Pool	4.403%, $3,087,401 par, due 2/20/2067		(1)	3,280,839
Ginnie Mae II pool	2.889%, $2,562,623 par, due 5/20/2058		(1)	2,592,524
Ginnie Mae II pool	3.990%, $659,716 par, due 6/20/2058		(1)	672,936
GlaxoSmithKline Capital Inc.	3.625%, $700,000 par, due 5/15/2025		(1)	704,465
GlaxoSmithKline Capital PLC	2.850%, $1,600,000 par, due 5/8/2022		(1)	1,580,598
Goldman Sachs Group Inc./The	5.250%, $500,000 par, due 7/27/2021		(1)	519,047
Goldman Sachs Group Inc./The	5.750%, $920,000 par, due 1/24/2022		(1)	963,271
Goldman Sachs Group Inc./The	2.625%, $380,000 par, due 4/25/2021		(1)	370,104
Goldman Sachs Group Inc./The	3.000%, $1,520,000 par, due 4/26/2022		(1)	1,472,033
Goldman Sachs Group Inc./The	3.272%, $610,000 par, due 9/29/2025		(1)	571,798
Goldman Sachs Group Inc./The	2.550%, $580,000 par, due 10/23/2019		(1)	576,336
Goldman Sachs Group Inc./The	3.500%, $630,000 par, due 1/23/2025		(1)	597,184
Goldman Sachs Group Inc./The	2.876%, $550,000 par, due 10/31/2022		(1)	534,165
GS Mortgage Securities Trust 2011-GC3	4.753%, $1,492,053 par, due 3/10/2044		(1)	1,533,310
GS Mortgage Securities Trust 2013-GC16	4.271%, $1,300,000 par, due 11/10/2046		(1)	1,352,992
GS Mortgage Securities Trust 2014-GC26	3.629%, $2,760,000 par, due 11/10/2047		(1)	2,800,809
GSMS 2012-GCJ7 A4 9.2-Yr CMBS	3.377%, $2,062,407 par, due 5/10/2045		(1)	2,071,108
Guardian Life Global Funding	1.950%, $1,300,000 par, due 10/27/2021		(1)	1,254,988
Guardian Life Global Funding	2.500%, $1,190,000 par, due 5/8/2022		(1)	1,156,567
Gulfstream Natural Gas System LLC	6.190%, $1,510,000 par, due 11/1/2025		(1)	1,688,375
Halliburton Co	3.800%, $400,000 par, due 11/15/2025		(1)	387,596
Heineken NV	3.400%, $680,000 par, due 4/1/2022		(1)	681,146
Heineken NV	3.500%, $960,000 par, due 1/29/2028		(1)	925,731
Helios Leasing I LLC	1.562%, $503,837 par, due 9/28/2024		(1)	485,136
Hewlett Packard Enterprise Co	3.600%, $950,000 par, due 10/15/2020		(1)	952,460
Honda Auto Receivables 2018-2 Owner Trust	3.010%, $2,810,000 par, due 5/18/2022		(1)	2,812,793
HSBC Holdings PLC	5.100%, $210,000 par, due 4/5/2021		(1)	217,163
HSBC Holdings PLC	3.262%, $1,530,000 par, due 3/13/2023		(1)	1,497,347
HSBC Holdings PLC	3.033%, $515,000 par, due 11/22/2023		(1)	498,475
HSBC Holdings PLC	4.583%, $400,000 par, due 6/19/2029		(1)	396,495
HSBC Holdings PLC	4.292%, $1,500,000 par, due 9/12/2026		(1)	1,477,466
Huntington Auto Trust	1.930%, $3,850,000 par, due 4/15/2022		(1)	3,811,188
Huntington National Bank/The	3.550%, $1,120,000 par, due 10/6/2023		(1)	1,116,132
Hyundai Auto Lease Tr	1.880%, $2,983,590 par, due 8/17/2020		(1)	2,975,275
Hyundai Capital America	2.550%, $469,000 par, due 2/6/2019		(1)	468,730
Hyundai Capital America	2.000%, $500,000 par, due 7/1/2019		(1)	496,786
Indiana Finance Authority	1.781%, $500,000 par, due 7/1/2021		(1)	488,650
Indiana Finance Authority	2.159%, $300,000 par, due 7/1/2023		(1)	288,891

44(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Indiana Housing & Community Development Authority	5.900%, $15,000 par, due 1/1/2037		(1)	$15,000
Ingredion Inc.	3.200%, $600,000 par, due 10/1/2026		(1)	557,908
International Paper Co	3.000%, $880,000 par, due 2/15/2027		(1)	801,041
Iraq Government AID Bond	2.149%, $4,910,000 par, due 1/18/2022		(1)	4,821,227
Jackson National Life Global Funding	3.300%, $740,000 par, due 6/11/2021		(1)	739,619
John Deere Capital Corp	2.700%, $515,000 par, due 1/6/2023		(1)	502,258
John Deere Capital Corp	3.650%, $340,000 par, due 10/12/2023		(1)	343,559
John Deere Owner Trust 2016-B	1.250%, $1,010,476 par, due 6/15/2020		(1)	1,005,887
JPMBB Commercial Mortgage Sec Trust 2014-C26	3.494%, $1,435,000 par, due 1/15/2048		(1)	1,436,333
JPMorgan Chase & Co	2.776%, $1,520,000 par, due 4/25/2023		(1)	1,473,862
JPMorgan Chase & Co	3.559%, $360,000 par, due 4/23/2024		(1)	357,277
JPMorgan Chase & Co	4.203%, $810,000 par, due 7/23/2029		(1)	807,538
JPMorgan Chase & Co	4.452%, $1,370,000 par, due 12/5/2029		(1)	1,393,489
JPMorgan Chase & Co	2.972%, $1,010,000 par, due 1/15/2023		(1)	984,729
JPMorgan Chase & Co	4.400%, $179,000 par, due 7/22/2020		(1)	182,237
JPMorgan Chase & Co	4.500%, $290,000 par, due 1/24/2022		(1)	298,812
JPMorgan Chase & Co	3.125%, $800,000 par, due 1/23/2025		(1)	762,165
JPMorgan Chase & Co	3.782%, $770,000 par, due 2/1/2028		(1)	747,454
JPMorgan Comm Mtg Sec Tr	4.070%, $1,164,766 par, due 11/15/2043		(1)	1,178,482
JPMorgan Comm Mtg Sec Tr	4.717%, $1,130,740 par, due 2/15/2046		(1)	1,155,257
JPMorgan Comm Mtg Sec Tr	4.388%, $1,793,391 par, due 7/15/2046		(1)	1,839,292
JPMorgan Comm Mtg Sec Tr	3.143%, $2,500,000 par, due 12/15/2047		(1)	2,481,215
Kentucky Utilities Co	3.250%, $700,000 par, due 11/1/2020		(1)	701,970
Kerr-McGee Corp	6.950%, $500,000 par, due 7/1/2024		(1)	557,431
KeyBank NA/Cleveland OH	2.500%, $800,000 par, due 11/22/2021		(1)	784,255
KeyBank NA/Cleveland OH	3.350%, $270,000 par, due 6/15/2021		(1)	270,843
KeyCorp	5.100%, $900,000 par, due 3/24/2021		(1)	933,436
Kimco Realty Corp	3.400%, $1,300,000 par, due 11/1/2022		(1)	1,279,593
Kimco Realty Corp	2.700%, $330,000 par, due 3/1/2024		(1)	310,985
Kingdom of Jordan Gov AID	2.578%, $1,020,000 par, due 6/30/2022		(1)	1,016,081
Kraft Heinz Foods Co	3.500%, $890,000 par, due 6/6/2022		(1)	881,023
Kraft Heinz Foods Co	4.000%, $560,000 par, due 6/15/2023		(1)	558,532
Liberty Property LP	4.750%, $1,510,000 par, due 10/1/2020		(1)	1,540,197
Lockheed Martin Corp	4.250%, $735,000 par, due 11/15/2019		(1)	743,527
M&T Bank Corp	3.550%, $690,000 par, due 7/26/2023		(1)	692,750
Manufacturers & Traders Trust Co	2.100%, $1,500,000 par, due 2/6/2020		(1)	1,483,890
Manufacturers & Traders Trust Co	2.500%, $590,000 par, due 5/18/2022		(1)	573,123
Marathon Oil Corp	3.850%, $850,000 par, due 6/1/2025		(1)	797,397
Marathon Petroleum Corp	3.400%, $1,840,000 par, due 12/15/2020		(1)	1,839,441
Marin Community College District	2.766%, $1,215,000 par, due 8/1/2023		(1)	1,210,675
Marsh & McLennan Cos Inc.	3.300%, $1,020,000 par, due 3/14/2023		(1)	1,008,556
Massachusetts Institute of Technology	3.959%, $500,000 par, due 7/1/2038		(1)	513,311
MassMutual Global Funding II	2.000%, $1,500,000 par, due 4/15/2021		(1)	1,460,492
Maxim Integrated Products Inc.	3.375%, $1,100,000 par, due 3/15/2023		(1)	1,096,031
Maxim Integrated Products Inc.	3.450%, $310,000 par, due 6/15/2027		(1)	289,144
McCormick & Co Inc./MD	3.150%, $1,150,000 par, due 8/15/2024		(1)	1,108,552
McDonald's Corp	5.000%, $75,000 par, due 2/1/2019		(1)	75,107
McDonald's Corp	3.350%, $1,100,000 par, due 4/1/2023		(1)	1,094,437
MD Comm Dev Admin Housing Rev	3.500%, $460,000 par, due 9/1/2047		(1)	457,810
Medtronic Inc.	3.150%, $1,145,000 par, due 3/15/2022		(1)	1,141,839
Microchip Technology Inc.	4.333%, $870,000 par, due 6/1/2023		(1)	848,611
Missouri Higher Ed Ln Auth	3.727%, $831,898 par, due 2/25/2036		(1)	831,815
Missouri Higher Ed Ln Auth	3.541%, $513,715 par, due 8/26/2030		(1)	515,611
Mitsubishi UFJ Financial Group Inc.	2.665%, $890,000 par, due 7/25/2022		(1)	864,931
Mitsubishi UFJ Financial Group Inc.	3.455%, $390,000 par, due 3/2/2023		(1)	387,606
Mitsubishi UFJ Financial Group Inc.	3.761%, $1,100,000 par, due 7/26/2023		(1)	1,105,072
MMAF Equipment Finance LLC 2014-A	1.590%, $1,592,142 par, due 2/8/2022		(1)	1,579,890
MMAF Equipment Finance LLC 2015-A	1.930%, $908,369 par, due 7/16/2021		(1)	904,601
MMAF Equipment Finance LLC 2017-A	2.680%, $2,695,000 par, due 7/16/2027		(1)	2,653,559
MMAF Equipment Finance LLC 2017-B	2.410%, $1,910,000 par, due 11/15/2024		(1)	1,874,717
MMAF Equipment Finance LLC 2018-A	3.390%, $1,250,000 par, due 1/10/2025		(1)	1,265,335
MO State Higher Ed Std Asst	3.470%, $2,588,608 par, due 5/20/2030		(1)	2,609,529
Mondelez International Inc.	3.625%, $860,000 par, due 5/7/2023		(1)	861,041
Monongahela Power Co	4.100%, $1,500,000 par, due 4/15/2024		(1)	1,546,946
Morgan Stanley	2.750%, $330,000 par, due 5/19/2022		(1)	321,051
Morgan Stanley	3.125%, $570,000 par, due 1/23/2023		(1)	556,858
Morgan Stanley	3.750%, $500,000 par, due 2/25/2023		(1)	499,119
Morgan Stanley	2.625%, $1,140,000 par, due 11/17/2021		(1)	1,112,671
Morgan Stanley	3.625%, $1,125,000 par, due 1/20/2027		(1)	1,069,198
Morgan Stanley	3.700%, $1,000,000 par, due 10/23/2024		(1)	983,390
Morgan Stanley	3.950%, $600,000 par, due 4/23/2027		(1)	565,676
Morgan Stanley BAML Trust	3.102%, $2,170,000 par, due 5/15/2046		(1)	2,150,218
Morgan Stanley BAML Trust	3.176%, $2,400,000 par, due 8/15/2045		(1)	2,389,440
Morgan Stanley BAML Trust	2.858%, $1,867,382 par, due 11/15/2045		(1)	1,840,712

45(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Morgan Stanley BAML Trust 2014 C19	3.526%, $1,930,000 par, due 12/15/2047		(1)	$1,934,065
MPLX LP	4.000%, $490,000 par, due 3/15/2028		(1)	459,253
MS State Higher Ed Asst Co	3.186%, $1,034,646 par, due 10/25/2035		(1)	1,035,690
National Retail Properties Inc.	4.300%, $420,000 par, due 10/15/2028		(1)	422,070
NC State Edu Asst Auth	3.006%, $877,373 par, due 12/26/2039		(1)	875,215
New York Hospital for Special Surgery	3.737%, $285,000 par, due 4/1/2028		(1)	287,228
New York Life Global Funding	2.150%, $1,000,000 par, due 6/18/2019		(1)	996,197
New York Life Global Funding	1.950%, $400,000 par, due 2/11/2020		(1)	395,467
New York Life Global Funding	2.000%, $680,000 par, due 4/13/2021		(1)	662,592
New York State Urban Development Corp	2.860%, $1,030,000 par, due 3/15/2024		(1)	1,021,657
New York State Urban Development Corp	3.270%, $500,000 par, due 3/15/2027		(1)	491,015
Norfolk Southern Corp	3.000%, $1,250,000 par, due 4/1/2022		(1)	1,241,566
Norfolk Southern Corp	3.650%, $280,000 par, due 8/1/2025		(1)	281,461
North Carolina Housing Finance Agency	2.870%, $810,000 par, due 7/1/2032		(1)	789,045
North TX Highed Ed Auth	3.349%, $2,852,994 par, due 12/1/2034		(1)	2,868,372
Northern States Power Co/MN	2.600%, $1,965,000 par, due 5/15/2023		(1)	1,906,015
Northern Trust Corp	3.375%, $400,000 par, due 8/23/2021		(1)	402,872
Northrop Grumman Corp	3.250%, $165,000 par, due 1/15/2028		(1)	153,945
Northstar Edu Fin Inc.	3.259%, $446,820 par, due 10/30/2045		(1)	445,553
Northstar Edu Fin Inc.	3.206%, $415,141 par, due 12/26/2031		(1)	414,928
Novartis Capital Corp	2.400%, $850,000 par, due 5/17/2022		(1)	828,996
NYC Transit Fin Auth Future Tax Rev	2.750%, $750,000 par, due 5/1/2024		(1)	730,215
NYC Transit Fin Auth Future Tax Rev	3.430%, $1,500,000 par, due 8/1/2026		(1)	1,488,030
Occidental Petroleum Corp	2.600%, $1,000,000 par, due 4/15/2022		(1)	975,377
Oracle Corp	2.500%, $800,000 par, due 5/15/2022		(1)	782,826
Oracle Corp	2.400%, $890,000 par, due 9/15/2023		(1)	854,072
Oracle Corp	2.950%, $1,860,000 par, due 11/15/2024		(1)	1,811,428
Orlando Health Obligated Group	3.777%, $1,000,000 par, due 10/1/2028		(1)	1,004,602
Overseas Private Investment Corp	3.370%, $302,037 par, due 5/15/2021		(1)	303,600
PACCAR Financial Corp	2.250%, $526,000 par, due 2/25/2021		(1)	518,597
PacifiCorp	2.950%, $1,300,000 par, due 2/1/2022		(1)	1,286,228
PacifiCorp	3.600%, $1,110,000 par, due 4/1/2024		(1)	1,120,507
Packaging Corp of America	4.500%, $720,000 par, due 11/1/2023		(1)	738,050
Packaging Corp of America	2.450%, $225,000 par, due 12/15/2020		(1)	220,918
Packaging Corp of America	3.400%, $430,000 par, due 12/15/2027		(1)	403,257
Parker-Hannifin Corp	3.500%, $520,000 par, due 9/15/2022		(1)	522,412
PECO Energy Co	2.375%, $1,655,000 par, due 9/15/2022		(1)	1,604,139
Petroleos Mexicanos	2.000%, $1,410,000 par, due 12/20/2022		(1)	1,385,579
Petroleos Mexicanos	2.290%, $536,250 par, due 2/15/2024		(1)	530,033
Petroleos Mexicanos	2.378%, $1,300,000 par, due 4/15/2025		(1)	1,283,390
PHEAA Student Loan Trust 2016-2	3.456%, $2,430,517 par, due 11/25/2065		(1)	2,442,689
Phillips 66	4.300%, $700,000 par, due 4/1/2022		(1)	718,640
PNC Bank NA	4.050%, $1,030,000 par, due 7/26/2028		(1)	1,034,672
PNC Bank NA	2.300%, $600,000 par, due 6/1/2020		(1)	591,922
PNC Bank NA	3.250%, $380,000 par, due 6/1/2025		(1)	368,773
PNC Bank NA	3.500%, $1,430,000 par, due 6/8/2023		(1)	1,432,831
ProLogis LP	4.250%, $1,148,000 par, due 8/15/2023		(1)	1,185,152
Prologis LP	3.750%, $105,000 par, due 11/1/2025		(1)	105,526
Providence St Joseph Health Obligated Group	2.746%, $1,350,000 par, due 10/1/2026		(1)	1,256,367
PSNH Funding LLC 3	3.506%, $900,000 par, due 8/1/2028		(1)	924,688
Public Service Electric & Gas Co	2.375%, $2,060,000 par, due 5/15/2023		(1)	1,992,273
Realty Income Corp	3.250%, $746,000 par, due 10/15/2022		(1)	738,731
Realty Income Corp	4.650%, $810,000 par, due 8/1/2023		(1)	842,846
Reckitt Benckiser Treasury Services PLC	2.750%, $1,280,000 par, due 6/26/2024		(1)	1,209,750
Regions Financial Corp	3.800%, $1,100,000 par, due 8/14/2023		(1)	1,101,966
RELX Capital Inc.	3.500%, $740,000 par, due 3/16/2023		(1)	734,133
RI State Std Ln Authority	2.999%, $2,600,369 par, due 9/1/2036		(1)	2,596,339
Roche Holdings Inc.	2.875%, $1,300,000 par, due 9/29/2021		(1)	1,292,212
Rockwell Automation Inc.	2.050%, $1,900,000 par, due 3/1/2020		(1)	1,879,068
Rockwell Collins Inc.	3.700%, $1,635,000 par, due 12/15/2023		(1)	1,628,125
Rogers Communications Inc.	3.000%, $545,000 par, due 3/15/2023		(1)	534,832
Rogers Communications Inc.	3.625%, $775,000 par, due 12/15/2025		(1)	755,603
Rolls-Royce PLC	2.375%, $750,000 par, due 10/14/2020		(1)	737,815
Rolls-Royce PLC	3.625%, $280,000 par, due 10/14/2025		(1)	268,316
Roper Technologies Inc.	3.650%, $1,000,000 par, due 9/15/2023		(1)	1,000,725
Royal Bank of Canada	2.100%, $1,225,000 par, due 10/14/2020		(1)	1,208,014
Royal Bank of Canada	4.650%, $380,000 par, due 1/27/2026		(1)	391,175
Royal Bank of Canada	3.700%, $2,840,000 par, due 10/5/2023		(1)	2,851,391
San Jose Redevelopment Agency Successor Agency	3.375%, $1,530,000 par, due 8/1/2034		(1)	1,440,143
San Marcos Consolidated ISD	3.163%, $835,000 par, due 8/1/2026		(1)	836,086
Sanofi	3.375%, $1,550,000 par, due 6/19/2023		(1)	1,559,847
SBA Small Business Investment Cos	3.191%, $1,264,634 par, due 3/10/2024		(1)	1,284,201
SBA Small Business Investment Cos	3.015%, $1,265,386 par, due 9/10/2024		(1)	1,276,158
SBA Small Business Investment Cos	2.517%, $3,073,097 par, due 3/10/2025		(1)	3,047,181
46(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
SBA Small Business Investment Cos	2.829%, $1,434,470 par, due 9/10/2025		(1)	$1,436,158
SBA Small Business Investment Cos	2.845%, $7,329,836 par, due 3/10/2027		(1)	7,331,529
SBA Small Business Investment Cos	2.518%, $2,670,714 par, due 9/10/2027		(1)	2,622,024
SBA Small Business Investment Cos	3.548%, $2,810,000 par, due 9/11/2028		(1)	2,889,804
SC State Std Ln Corp	3.540%, $770,000 par, due 10/27/2036		(1)	776,175
SC State Std Ln Corp	3.099%, $3,322,757 par, due 5/1/2030		(1)	3,331,203
Schlumberger Finance Canada Ltd	2.650%, $620,000 par, due 11/20/2022		(1)	601,708
Seasoned Credit Risk Transfer Trust Series 2018-3	3.500%, $888,165 par, due 8/25/2057		(1)	890,422
Sempra Energy	2.900%, $360,000 par, due 2/1/2023		(1)	349,812
Sequoia Union High School District	5.932%, $1,000,000 par, due 7/1/2025		(1)	1,152,850
Shell International Finance BV	3.250%, $395,000 par, due 5/11/2025		(1)	389,485
Shell International Finance BV	3.500%, $1,640,000 par, due 11/13/2023		(1)	1,658,296
Sherwin-Williams Co/The	3.450%, $860,000 par, due 6/1/2027		(1)	801,664
Sherwin-Williams Co/The	3.300%, $911,000 par, due 2/1/2025		(1)	871,072
Shire Acquisitions Investments Ireland DAC	2.400%, $750,000 par, due 9/23/2021		(1)	725,238
Siemens Financieringsmaatschappij NV	2.900%, $550,000 par, due 5/27/2022		(1)	539,996
Siemens Financieringsmaatschappij NV	1.700%, $1,970,000 par, due 9/15/2021		(1)	1,889,059
Simon Property Group LP	3.375%, $1,000,000 par, due 10/1/2024		(1)	978,263
SLM Student Loan Trust 2006-1	2.600%, $1,400,194 par, due 7/26/2021		(1)	1,381,409
SMALL BUSINESS ADMINISTRATION	2.130%, $798,767 par, due 1/1/2033		(1)	774,693
Southern California Edison Co	2.400%, $570,000 par, due 2/1/2022		(1)	549,800
Stanley Black & Decker Inc.	4.250%, $1,340,000 par, due 11/15/2028		(1)	1,378,380
State of Delaware	4.550%, $1,000,000 par, due 7/1/2029		(1)	1,091,510
State of Florida	4.900%, $1,000,000 par, due 6/1/2023		(1)	1,010,530
State of Oregon	5.902%, $1,250,000 par, due 8/1/2038		(1)	1,531,825
State of Texas	4.631%, $1,250,000 par, due 4/1/2033		(1)	1,360,613
State of Texas	2.831%, $1,250,000 par, due 10/1/2025		(1)	1,235,775
State of Utah	3.539%, $2,000,000 par, due 7/1/2025		(1)	2,047,920
State of Washington	5.040%, $1,000,000 par, due 8/1/2031		(1)	1,113,590
State of Wisconsin	2.049%, $1,000,000 par, due 5/1/2023		(1)	960,380
State Street Corp	2.653%, $2,470,000 par, due 5/15/2023		(1)	2,405,847
State Street Corp	3.776%, $490,000 par, due 12/3/2024		(1)	491,166
Sumitomo Mitsui Financial Group Inc.	3.936%, $1,950,000 par, due 10/16/2023		(1)	1,984,279
SunTrust Banks Inc.	2.900%, $380,000 par, due 3/3/2021		(1)	376,713
SunTrust Banks Inc.	2.700%, $710,000 par, due 1/27/2022		(1)	692,454
SunTrust Banks Inc.	4.000%, $390,000 par, due 5/1/2025		(1)	391,253
Sutter Health	3.695%, $750,000 par, due 8/15/2028		(1)	752,056
Tagua Leasing LLC	1.732%, $3,547,732 par, due 9/18/2024		(1)	3,442,194
Tayarra Ltd	3.628%, $613,489 par, due 2/15/2022		(1)	621,520
Teva Pharmaceutical Finance Netherlands III BV	1.700%, $202,000 par, due 7/19/2019		(1)	198,864
Teva Pharmaceutical Finance Netherlands III BV	2.200%, $1,280,000 par, due 7/21/2021		(1)	1,176,591
Texas A&M University	3.256%, $750,000 par, due 5/15/2029		(1)	731,843
Texas A&M University	3.477%, $1,000,000 par, due 5/15/2031		(1)	986,370
Texas Transportation Commission State Highway Fund	5.178%, $1,200,000 par, due 4/1/2030		(1)	1,363,092
Thermo Fisher Scientific Inc.	3.300%, $436,000 par, due 2/15/2022		(1)	434,143
Thermo Fisher Scientific Inc.	3.000%, $360,000 par, due 4/15/2023		(1)	350,240
Toronto-Dominion Bank/The	1.950%, $1,000,000 par, due 4/2/2020		(1)	989,463
Toronto-Dominion Bank/The	3.500%, $1,650,000 par, due 7/19/2023		(1)	1,661,359
Total Capital International SA	2.700%, $340,000 par, due 1/25/2023		(1)	332,136
Total Capital International SA	3.700%, $793,000 par, due 1/15/2024		(1)	808,748
Towd Point Mortgage Trust 2016-1	2.750%, $589,882 par, due 2/25/2055		(1)	581,755
Towd Point Mortgage Trust 2016-3	2.250%, $901,718 par, due 4/25/2056		(1)	881,017
Towd Point Mortgage Trust 2017-1	2.750%, $1,751,356 par, due 10/25/2056		(1)	1,713,183
Toyota Motor Credit Corp	2.800%, $575,000 par, due 7/13/2022		(1)	567,419
Toyota Motor Credit Corp	2.600%, $740,000 par, due 1/11/2022		(1)	728,222
Toyota Motor Credit Corp	3.450%, $1,960,000 par, due 9/20/2023		(1)	1,963,269
Tyco Electronics Group SA	3.500%, $1,530,000 par, due 2/3/2022		(1)	1,531,391
UBS AG/Stamford CT	2.375%, $600,000 par, due 8/14/2019		(1)	597,568
UBS Group Funding Switzerland AG	2.650%, $500,000 par, due 2/1/2022		(1)	483,938
UBS Group Funding Switzerland AG	3.491%, $900,000 par, due 5/23/2023		(1)	877,709
UBS Group Funding Switzerland AG	2.859%, $340,000 par, due 8/15/2023		(1)	327,007
UBS-Barclays Commercial Mortgage Trust 2012-C4	2.850%, $4,000,000 par, due 12/10/2045		(1)	3,954,752
UDR Inc.	4.625%, $1,000,000 par, due 1/10/2022		(1)	1,027,034
UDR Inc.	4.000%, $500,000 par, due 10/1/2025		(1)	498,448
Unilever Capital Corp	2.600%, $1,500,000 par, due 5/5/2024		(1)	1,445,976
Unilever Capital Corp	3.250%, $720,000 par, due 3/7/2024		(1)	715,431
Union Electric Co	2.950%, $850,000 par, due 6/15/2027		(1)	811,720
Union Pacific Corp	4.000%, $592,000 par, due 2/1/2021		(1)	601,630
Union Pacific Corp	2.950%, $481,000 par, due 1/15/2023		(1)	472,062
Union Pacific Corp	3.750%, $1,300,000 par, due 7/15/2025		(1)	1,312,336
Union Pacific Corp	3.950%, $170,000 par, due 9/10/2028		(1)	169,768
United States Small Business Administration	3.150%, $2,043,387 par, due 7/1/2033		(1)	2,088,143
United States Small Business Administration	3.370%, $2,110,503 par, due 10/1/2033		(1)	2,155,119
United States Small Business Administration	3.230%, $1,284,323 par, due 2/1/2034		(1)	1,306,388

47(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
	United States Small Business Administration	3.210%, $1,261,944 par, due 3/1/2034		(1)	$1,276,242
	United States Small Business Administration	2.810%, $692,899 par, due 12/1/2036		(1)	676,825
	United States Small Business Administration	2.800%, $1,839,777 par, due 1/1/2037		(1)	1,799,460
	United States Small Business Administration	2.840%, $3,311,871 par, due 4/1/2037		(1)	3,201,979
	United States Small Business Administration	2.810%, $3,827,266 par, due 6/1/2037		(1)	3,736,208
	United States Small Business Administration	2.980%, $1,475,822 par, due 7/1/2037		(1)	1,457,245
	United States Small Business Administration	2.850%, $1,603,066 par, due 10/1/2037		(1)	1,568,811
	United States Small Business Administration	5.340%, $46,454 par, due 11/1/2021		(1)	47,228
	United States Small Business Administration	5.540%, $146,442 par, due 9/1/2026		(1)	153,450
	United States Small Business Administration	5.310%, $438,073 par, due 5/1/2027		(1)	460,140
	United States Small Business Administration	5.680%, $277,114 par, due 6/1/2028		(1)	297,199
	United States Small Business Administration	5.600%, $563,283 par, due 9/1/2028		(1)	604,438
	United States Small Business Administration	5.630%, $686,414 par, due 10/1/2028		(1)	735,849
	United States Small Business Administration	5.720%, $1,579,710 par, due 1/1/2029		(1)	1,694,824
	United States Treasury Inflation Indexed Bonds	0.375%, $574,000 par, due 7/15/2027		(1)	562,930
	United States Treasury Inflation Indexed Bonds	0.625%, $581,000 par, due 1/15/2026		(1)	601,881
	United States Treasury Inflation Indexed Bonds	0.125%, $5,025,000 par, due 7/15/2026		(1)	4,977,079
	United States Treasury Inflation Indexed Bonds	0.750%, $1,751,000 par, due 7/15/2028		(1)	1,726,611
	United States Treasury Note/Bond	1.500%, $10,500,000 par, due 5/15/2020		(1)	10,350,701
	United States Treasury Note/Bond	2.375%, $1,375,000 par, due 3/15/2021		(1)	1,371,348
	United States Treasury Note/Bond	2.875%, $7,625,000 par, due 10/31/2020		(1)	7,672,656
	United States Treasury Note/Bond	3.125%, $22,403,000 par, due 11/15/2028		(1)	23,237,870
	United States Treasury Note/Bond	1.500%, $4,525,000 par, due 8/15/2026		(1)	4,174,312
	United Technologies Corp	2.800%, $1,030,000 par, due 5/4/2024		(1)	970,875
	UnitedHealth Group Inc.	3.350%, $1,300,000 par, due 7/15/2022		(1)	1,305,958
	UnitedHealth Group Inc.	2.125%, $380,000 par, due 3/15/2021		(1)	372,063
	UnitedHealth Group Inc.	3.500%, $1,080,000 par, due 6/15/2023		(1)	1,089,312
	University of North Carolina at Chapel Hill	3.327%, $500,000 par, due 12/1/2036		(1)	475,205
	US Bank NA/Cincinnati OH	2.800%, $540,000 par, due 1/27/2025		(1)	518,867
	US Bank NA/Cincinnati OH	2.050%, $1,100,000 par, due 10/23/2020		(1)	1,080,927
	US Bank NA/Cincinnati OH	3.400%, $2,240,000 par, due 7/24/2023		(1)	2,235,401
	USAA Capital Corp	2.450%, $770,000 par, due 8/1/2020		(1)	762,603
	USAA Capital Corp	2.000%, $400,000 par, due 6/1/2021		(1)	388,798
	Ventas Realty LP	3.100%, $910,000 par, due 1/15/2023		(1)	887,344
	Ventas Realty LP	4.400%, $800,000 par, due 1/15/2029		(1)	796,003
	Verizon Communications Inc.	3.500%, $970,000 par, due 11/1/2024		(1)	956,689
	Verizon Communications Inc.	2.625%, $530,000 par, due 8/15/2026		(1)	480,514
	Verizon Communications Inc.	4.125%, $460,000 par, due 3/16/2027		(1)	460,355
	Verizon Communications Inc.	3.376%, $498,000 par, due 2/15/2025		(1)	483,264
	Verizon Owner Trust 2016-1	1.420%, $1,281,505 par, due 1/20/2021		(1)	1,275,232
	Verizon Owner Trust 2018-A	3.230%, $2,280,000 par, due 4/20/2023		(1)	2,293,981
	Vermont Std Asst Corp	3.206%, $2,683,819 par, due 7/28/2034		(1)	2,690,556
	Virginia Housing Development Authority	3.100%, $665,728 par, due 6/25/2041		(1)	647,008
	Visa Inc.	2.800%, $560,000 par, due 12/14/2022		(1)	552,974
	Vodafone Group PLC	4.125%, $560,000 par, due 5/30/2025		(1)	553,219
	Vornado Realty LP	5.000%, $500,000 par, due 1/15/2022		(1)	515,968
	Vornado Realty LP	3.500%, $165,000 par, due 1/15/2025		(1)	159,055
	Warner Media LLC	3.400%, $500,000 par, due 6/15/2022		(1)	493,274
	Warner Media LLC	3.600%, $730,000 par, due 7/15/2025		(1)	691,399
	WEC Energy Group Inc.	2.450%, $1,175,000 par, due 6/15/2020		(1)	1,161,142
	Welltower Inc.	3.950%, $540,000 par, due 9/1/2023		(1)	541,346
	West Haymarket Joint Public Agency	5.400%, $1,250,000 par, due 12/15/2030		(1)	1,444,325
	Westrock Co	4.650%, $330,000 par, due 3/15/2026		(1)	335,043
	WFRBS Commercial Mortgage Trust 2013-C11	3.071%, $3,600,000 par, due 3/15/2045		(1)	3,573,104
	WFRBS Commercial Mortgage Trust 2013-C12	3.198%, $3,700,000 par, due 3/15/2048		(1)	3,685,211
	WFRBS Commercial Mortgage Trust 2013-UBS1	4.079%, $1,135,000 par, due 3/15/2046		(1)	1,172,824
	World Omni Auto Recv Trust	1.490%, $325,257 par, due 12/15/2020		(1)	324,737
	WRKCo Inc.	3.000%, $1,260,000 par, due 9/15/2024		(1)	1,186,988
*	Wells Fargo Short Term Investment Fund S	2.538%, $13,820,073 par		(1)	13,820,073
					770,024,482

48(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
	Accrued income			$4,652,185
	Payable for investment payments due			(3,612,413)
	Receivables for investment payments due			2,009,401
	Adjustment from fair value to current value			9,773,893
	Total			782,847,548
Prudential Insurance Company of America	3.09%
Massachusetts Mutual Life Ins. Co.	2.52%
ABBVIE INC	4.250%, $940,000 par, due 11/14/2028		(1)	912,552
AEP TEXAS CENTRAL TRANS	5.306%, $268,418 par, due 07/01/2021		(1)	272,759
AMAZON.COM INC	2.800%, $475,000 par, due 08/22/2024		(1)	461,681
American Electric Power	3.650%, $335,000 par, due 12/01/2021		(1)	337,516
American Express Credit	1.640%, $560,000 par, due 12/15/2021		(1)	557,385
American Express	2.500%, $950,000 par, due 08/01/2022		(1)	916,921
American International Group	3.900%, $690,000 par, due 04/01/2026		(1)	663,828
American International Group	4.750%, $485,000 par, due 04/01/2048		(1)	443,833
Amgen Incorporated	3.875%, $1,040,000 par, due 11/15/2021		(1)	1,053,759
ANHEUSER-BUSCH CO/INBEV	3.650%, $705,000 par, due 02/01/2026		(1)	666,613
ANHEUSER-BUSCH INBEV WOR	4.600%, $670,000 par, due 04/15/2048		(1)	600,494
ANTHEM INC	2.500%, $220,000 par, due 11/21/2020		(1)	216,979
Apple Inc.	2.750%, $1,595,000 par, due 01/13/2025		(1)	1,537,995
ASTRAZENECA PLC	3.500%, $550,000 par, due 08/17/2023		(1)	547,118
AT&T INC	3.400%, $555,000 par, due 05/15/2025		(1)	522,616
AT&T INC	3.950%, $415,000 par, due 01/15/2025		(1)	405,812
AT&T INC	6.000%, $385,000 par, due 08/15/2040		(1)	388,962
BAE SYSTEMS PLC	4.750%, $845,000 par, due 10/11/2021		(1)	872,446
BANK OF AMERICA CORP	4.100%, $500,000 par, due 07/24/2023		(1)	506,785
Bank of America Funding Corp	3.300%, $625,000 par, due 01/11/2023		(1)	615,538
Bank of America Funding Corp	3.419%, $650,000 par, due 12/20/2028		(1)	607,198
Bank of America Funding Corp	3.499%, $425,000 par, due 05/17/2022		(1)	425,064
Bank of America Funding Corp	3.864%, $670,000 par, due 07/23/2024		(1)	668,405
Bank of America Funding Corp	4.000%, $245,000 par, due 01/22/2025		(1)	238,667
Bank of America Funding Corp	4.450%, $735,000 par, due 03/03/2026		(1)	726,621
Bank of Nova Scotia	3.125%, $615,000 par, due 04/20/2021		(1)	614,028
BAYER US FINANCE	4.875%, $410,000 par, due 06/25/2048		(1)	368,483
BB&T CORPORATION	2.750%, $765,000 par, due 04/01/2022		(1)	752,041
BG ENERGY CAPITAL PLC	4.000%, $595,000 par, due 10/15/2021		(1)	603,336
Biogen Idec Inc.	3.625%, $135,000 par, due 09/15/2022		(1)	135,354
BP CAP MARKETS AMERICA	3.216%, $925,000 par, due 11/28/2023		(1)	911,652
Capital One Auto Finance Trust	2.000%, $345,000 par, due 01/17/2023		(1)	341,208
Capital One Financial Corp	2.400%, $570,000 par, due 10/30/2020		(1)	558,041
CELGENE CORP	3.875%, $250,000 par, due 08/15/2025		(1)	240,665
CHEVRON CORP	2.895%, $500,000 par, due 03/03/2024		(1)	487,965
Citibank Credit Card Iss Trust	1.920%, $1,965,000 par, due 04/07/2022		(1)	1,939,946
CITIBANK N	2.100%, $760,000 par, due 06/12/2020		(1)	747,422
Citigroup Incorporated	3.142%, $1,410,000 par, due 01/24/2023		(1)	1,384,973
Citigroup Incorporated	3.200%, $275,000 par, due 10/21/2026		(1)	253,877
Citigroup Incorporated	3.700%, $690,000 par, due 01/12/2026		(1)	663,407
Citigroup Incorporated	4.600%, $905,000 par, due 03/09/2026		(1)	893,181
Comcast Corporation	3.000%, $1,325,000 par, due 02/01/2024		(1)	1,291,796
Comcast Corporation	3.950%, $915,000 par, due 10/15/2025		(1)	925,834
CREDIT SUISSE GROUP AG	4.207%, $850,000 par, due 06/12/2024		(1)	847,799
CVS Health Corp	4.000%, $825,000 par, due 12/05/2023		(1)	827,360
CVS Health Corp	4.780%, $940,000 par, due 03/25/2038		(1)	900,764
DAIMLER FINANCE NA LLC	2.300%, $210,000 par, due 01/06/2020		(1)	207,707
DAIMLER FINANCE NA LLC	3.350%, $535,000 par, due 05/04/2021		(1)	533,379
Deutshe Telekom Int Fin	2.820%, $545,000 par, due 01/19/2022		(1)	532,738
Discover Card Master Trust	3.320%, $475,000 par, due 03/15/2024		(1)	480,786
Dominion Resources Inc.	2.750%, $465,000 par, due 01/15/2022		(1)	452,933
Dow Chemical	3.000%, $255,000 par, due 11/15/2022		(1)	247,347
DOWDUPONT INC	4.493%, $1,580,000 par, due 11/15/2025		(1)	1,626,736
DTE Energy Company	3.850%, $950,000 par, due 12/01/2023		(1)	952,584
DUKE ENERGY CAROLINAS	4.300%, $500,000 par, due 06/15/2020		(1)	509,695
DUKE ENERGY FLORIDA LLC	3.200%, $475,000 par, due 01/15/2027		(1)	459,601
Eastman Chemical	2.700%, $43,000 par, due 01/15/2020		(1)	42,683
EDISON INTERNATIONAL	2.400%, $415,000 par, due 09/15/2022		(1)	391,337
EMD FINANCE	2.400%, $1,025,000 par, due 03/19/2020		(1)	1,014,566
EVERSOURCE ENERGY	2.750%, $1,110,000 par, due 03/15/2022		(1)	1,090,742
Exelon Corporation	3.950%, $1,050,000 par, due 06/15/2025		(1)	1,036,371
Exelon Generation Co. LLC	2.950%, $730,000 par, due 01/15/2020		(1)	726,489
Federal Express Corporation	4.050%, $165,000 par, due 02/15/2048		(1)	138,212
FORD CREDIT AUTO OWNER TRUST	2.120%, $3,005,000 par, due 07/15/2026		(1)	2,974,259
FORD CREDIT FLOORPLAN MASTER O	1.550%, $510,000 par, due 07/15/2021		(1)	506,053
FORD CREDIT FLOORPLAN MASTER O	1.950%, $290,000 par, due 11/15/2021		(1)	286,909
GM Financial Securitized Term	2.740%, $715,000 par, due 07/16/2021		(1)	713,763

49(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
GOLDMAN SACHS GROUP INC	2.350%, $980,000 par, due 11/15/2021		(1)	$944,926
Goldman Sachs Group Inc.	2.905%, $2,200,000 par, due 07/24/2023		(1)	2,095,676
Goldman Sachs Group Inc.	4.000%, $215,000 par, due 03/03/2024		(1)	212,156
Goldman Sachs Group Inc.	5.750%, $995,000 par, due 01/24/2022		(1)	1,041,795
Goldman Sachs Group Inc.	3.750%, $945,000 par, due 02/25/2026		(1)	893,639
GUARDIAN LIFE GLOB FUND	1.950%, $560,000 par, due 10/27/2021		(1)	540,613
HSBC Holdings PLC	3.600%, $1,720,000 par, due 05/25/2023		(1)	1,710,179
HSBC Holdings PLC	4.000%, $600,000 par, due 03/30/2022		(1)	607,818
HSBC Holdings PLC	4.300%, $200,000 par, due 03/08/2026		(1)	197,284
HSBC Holdings PLC	4.583%, $755,000 par, due 06/19/2029		(1)	748,386
Humana Incorporated	2.625%, $585,000 par, due 10/01/2019		(1)	582,046
Hyundai Auto Receivables Trust	1.480%, $42,763 par, due 02/18/2020		(1)	42,734
Hyundai Auto Receivables Trust	3.040%, $215,000 par, due 06/15/2021		(1)	215,271
JP Morgan Chase & Company	2.700%, $300,000 par, due 05/18/2023		(1)	288,159
JP Morgan Chase & Company	3.900%, $1,680,000 par, due 07/15/2025		(1)	1,664,762
JPMORGAN CHASE & CO	2.776%, $1,570,000 par, due 04/25/2023		(1)	1,522,351
JPMORGAN CHASE & CO	3.797%, $720,000 par, due 07/23/2024		(1)	721,303
JPMORGAN CHASE & CO	4.023%, $645,000 par, due 12/05/2024		(1)	650,134
Key Bank NA	2.300%, $740,000 par, due 09/14/2022		(1)	712,398
Key Bank NA	3.350%, $350,000 par, due 06/15/2021		(1)	351,092
Key Corp	5.100%, $735,000 par, due 03/24/2021		(1)	762,305
Kinder Morgan Energy Partners	3.500%, $500,000 par, due 03/01/2021		(1)	498,460
KINDER MORGAN INC/DELAWA	4.300%, $140,000 par, due 06/01/2025		(1)	138,895
KINDER MORGAN INC/DELAWA	5.200%, $570,000 par, due 03/01/2048		(1)	544,128
KINDER MORGAN INC/DELAWA	5.550%, $65,000 par, due 06/01/2045		(1)	64,374
KRAFT FOODS GROUP INC	3.500%, $285,000 par, due 06/06/2022		(1)	282,124
KRAFT HEINZ FOODS CO	4.000%, $1,015,000 par, due 06/15/2023		(1)	1,012,341
Lockheed Martin Corporation	3.350%, $1,095,000 par, due 09/15/2021		(1)	1,102,271
MAPLE ESCROW SUB	4.417%, $750,000 par, due 05/25/2025		(1)	746,528
Mass Mutual Global Funding	1.950%, $920,000 par, due 09/22/2020		(1)	901,637
McDonald's Corporation	4.450%, $475,000 par, due 03/01/2047		(1)	454,148
MET LIFE GLOB FUNDING I	2.400%, $1,325,000 par, due 01/08/2021		(1)	1,304,820
Microsoft Corp	2.000%, $355,000 par, due 08/08/2023		(1)	341,318
MONDELEZ INTL HLDINGS NE	1.625%, $1,590,000 par, due 10/28/2019		(1)	1,567,867
Morgan Stanley	2.500%, $1,685,000 par, due 04/21/2021		(1)	1,649,278
Morgan Stanley	2.625%, $1,010,000 par, due 11/17/2021		(1)	985,790
MORGAN STANLEY	3.125%, $1,210,000 par, due 07/27/2026		(1)	1,118,802
MORGAN STANLEY	3.125%, $975,000 par, due 01/23/2023		(1)	952,517
Morgan Stanley	7.300%, $535,000 par, due 05/13/2019		(1)	543,121
Motiva Enterprises LLC	5.750% $210,000 par, due 01/15/2020		(1)	213,681
NESTLE HOLDINGS INC	3.350%, $1,530,000 par, due 09/24/2023		(1)	1,545,147
New York Life Global Funding	2.900%, $1,670,000 par, due 01/17/2024		(1)	1,625,895
NORTHROP GRUMMAN CORP	2.080%, $650,000 par, due 10/15/2020		(1)	637,455
PHILIP MORRIS INTL INC	1.875%, $765,000 par, due 11/01/2019		(1)	755,797
PHILIP MORRIS INTL INC	2.000%, $230,000 par, due 02/21/2020		(1)	227,130
PNC Bank NA	2.550%, $645,000 par, due 12/09/2021		(1)	629,256
PUBLIC SERVICE ENTERPRIS	2.650%, $745,000 par, due 11/15/2022		(1)	720,400
Reckitt Benckiser TSY	2.750%, $1,605,000 par, due 06/26/2024		(1)	1,516,918
REPUBLIC SERVICES INC	3.950%, $760,000 par, due 05/15/2028		(1)	760,494
ROYAL BANK OF CANADA	2.750%, $1,240,000 par, due 02/01/2022		(1)	1,220,160
Sempra Energy	1.625%, $215,000 par, due 10/07/2019		(1)	212,029
Sempra Energy	2.400%, $1,005,000 par, due 03/15/2020		(1)	990,880
SIEMENS FINANCIERINGSMAT	2.900%, $415,000 par, due 05/27/2022		(1)	407,451
Simon Property Group LP	2.750%, $1,000,000 par, due 06/01/2023		(1)	969,040
SOUTHERN CO	2.950%, $920,000 par, due 07/01/2023		(1)	888,444
STATOIL ASA	3.700%, $265,000 par, due 03/01/2024		(1)	269,942
Sysco Corporation	3.550%, $1,090,000 par, due 03/15/2025		(1)	1,073,378
Time Warner Incorporated	3.550%, $1,060,000 par, due 06/01/2024		(1)	1,022,540
TOYOTA MOTOR CREDIT CORP	2.600%, $775,000 par, due 01/11/2022		(1)	762,662
TOYOTA MOTOR CREDIT CORP	2.950%, $620,000 par, due 04/13/2021		(1)	620,093
Trans- Canada Pipelines	4.625%, $315,000 par, due 03/01/2034		(1)	301,105
Union Pacific Corporation	3.950%, $610,000 par, due 09/10/2028		(1)	609,170
United States Treasury	1.375%, $3,150,000 par, due 09/30/2020		(1)	3,088,103
United States Treasury	1.375%, $4,025,000 par, due 04/30/2020		(1)	3,963,377
United States Treasury	1.375%, $49,815,000 par, due 08/31/2020		(1)	48,880,471
United States Treasury	1.500%, $1,960,000 par, due 07/15/2020		(1)	1,929,385
United States Treasury	1.500%, $16,205,000 par, due 05/31/2020		(1)	15,966,949
United States Treasury	1.500%, $16,295,000 par, due 06/15/2020		(1)	16,052,530
United States Treasury	1.500%, $6,995,000 par, due 05/15/2020		(1)	6,895,601
United States Treasury	1.625%, $16,400,000 par, due 07/31/2020		(1)	16,167,940
United States Treasury	1.625%, $2,900,000 par, due 12/31/2019		(1)	2,871,406
United States Treasury	1.625%, $6,555,000 par, due 10/15/2020		(1)	6,453,135
United States Treasury	2.000%, $2,300,000 par, due 02/15/2025		(1)	2,225,273
United States Treasury	2.125%, $1,815,000 par, due 08/31/2020		(1)	1,802,803

50(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
	United States Treasury	2.250%, $1,405,000 par, due 08/15/2046		(1)	$1,200,601
	United States Treasury	2.250%, $3,010,000 par, due 03/31/2020		(1)	2,997,960
	United States Treasury	2.375%, $6,595,000 par, due 04/30/2020		(1)	6,578,447
	United States Treasury	2.500%, $18,080,000 par, due 06/30/2020		(1)	18,066,078
	United States Treasury	2.500%, $2,400,000 par, due 02/15/2045		(1)	2,173,992
	United States Treasury	2.500%, $20,500,000 par, due 05/31/2020		(1)	20,482,575
	United States Treasury	2.500%, $4,965,000 par, due 02/15/2046		(1)	4,482,352
	United States Treasury	2.500%, $8,625,000 par, due 05/15/2046		(1)	7,778,629
	United States Treasury	2.750%, $10,340,000 par, due 08/15/2021		(1)	10,410,726
	United States Treasury	2.750%, $2,365,000 par, due 11/15/2042		(1)	2,261,035
	United States Treasury	3.000%, $855,000 par, due 08/15/2048		(1)	851,050
	United States Treasury	3.125%, $1,670,000 par, due 05/15/2048		(1)	1,701,747
	United Technology Corp	1.950%, $210,000 par, due 11/01/2021		(1)	201,590
	United Technology Corp	3.950%, $460,000 par, due 08/16/2025		(1)	456,440
	UnitedHealth Group Inc.	4.625%, $180,000 par, due 07/15/2035		(1)	190,798
	US Bancorp	2.625%, $1,130,000 par, due 01/24/2022		(1)	1,112,835
	VERIZON COMMUNICATIONS	4.500%, $1,405,000 par, due 08/10/2033		(1)	1,386,861
	Verizon Owner Trust	1.420%, $621,037 par, due 01/20/2021		(1)	618,000
	Verizon Owner Trust	1.680%, $2,430,362 par, due 05/20/2021		(1)	2,416,484
	VERIZON OWNER TRUST	1.920%, $695,000 par, due 12/20/2021		(1)	687,883
	Verizon Owner Trust	2.060%, $650,000 par, due 09/20/2021		(1)	645,151
	Vodafone Group PLC	5.250%, $685,000 par, due 05/30/2048		(1)	643,105
	WISCONSIN PUBLIC SERVICE	3.350%, $295,000 par, due 11/21/2021		(1)	297,879
*	Wells Fargo-Black Rock Investment Fund	2.540%, $3,159,442 par		(1)	3,159,442
					311,572,708
		Accrued income			1,683,648
		Variation margin payable			114,416
		Payable for investment payments due			(2,872,167)
		Adjustment from fair value to current value			1,200,576
		Total			311,699,181

	Royal Bank of Canada	2.55%
	ABB Finance USA Inc.	3.375%, $520,000 par, due 4/3/2023		(1)	519,440
	AbbVie Inc.	3.375%, $270,000 par, due 11/14/2021		(1)	269,746
	AEP Texas Inc.	2.400%, $340,000 par, due 10/1/2022		(1)	329,714
	AIG Global Funding	2.700%, $1,000,000 par, due 12/15/2021		(1)	976,316
	Air Liquide Finance SA	1.750%, $430,000 par, due 9/27/2021		(1)	411,631
	Alexandria Real Estate Equities Inc.	4.000%, $250,000 par, due 1/15/2024		(1)	252,875
	Alliant Energy Finance LLC	3.750%, $370,000 par, due 6/15/2023		(1)	372,283
	Amal Ltd/Cayman Islands	3.465%, $1,060,622 par, due 8/21/2021		(1)	1,070,814
	American Express Co	3.700%, $320,000 par, due 11/5/2021		(1)	322,875
	American Express Co	3.375%, $270,000 par, due 5/17/2021		(1)	270,429
	American Express Co	3.400%, $790,000 par, due 2/27/2023		(1)	782,648
	American Express Credit Account Master Trust	3.060%, $1,525,000 par, due 2/15/2024		(1)	1,530,466
	American Express Credit Account Master Trust	2.040%, $390,000 par, due 5/15/2023		(1)	383,986
	American Express Credit Account Master Trust	3.180%, $940,000 par, due 4/15/2024		(1)	947,539
	American Express Credit Corp	2.375%, $500,000 par, due 5/26/2020		(1)	494,757
	American Express Credit Corp	1.700%, $310,000 par, due 10/30/2019		(1)	306,583
	American Honda Finance Corp	2.450%, $710,000 par, due 9/24/2020		(1)	701,486
	American Honda Finance Corp	3.450%, $610,000 par, due 7/14/2023		(1)	610,174
	American Honda Finance Corp	2.000%, $1,100,000 par, due 2/14/2020		(1)	1,087,175
	AmEx Credit Trust	1.930%, $2,205,000 par, due 9/15/2022		(1)	2,178,921
	Amphenol Corp	2.200%, $530,000 par, due 4/1/2020		(1)	522,157
	Amphenol Corp	3.200%, $130,000 par, due 4/1/2024		(1)	126,053
	Analog Devices Inc.	2.950%, $670,000 par, due 1/12/2021		(1)	664,123
	Anheuser-Busch InBev Finance Inc.	3.300%, $1,300,000 par, due 2/1/2023		(1)	1,264,054
	Anheuser-Busch InBev Worldwide Inc.	2.500%, $140,000 par, due 7/15/2022		(1)	133,671
	Anheuser-Busch InBev Worldwide Inc.	3.500%, $170,000 par, due 1/12/2024		(1)	166,285
	Apple Inc.	2.500%, $1,310,000 par, due 2/9/2022		(1)	1,289,335
	ARI Fleet Lease Trust 2018-B	3.220%, $1,160,000 par, due 8/16/2027		(1)	1,163,224
	AT&T Inc.	2.450%, $400,000 par, due 6/30/2020		(1)	394,795
	AT&T Inc.	3.956%, $320,000 par, due 6/12/2024		(1)	310,397
	AT&T Inc.	3.200%, $380,000 par, due 3/1/2022		(1)	374,853
	AvalonBay Communities Inc.	2.950%, $586,000 par, due 9/15/2022		(1)	577,044
	BA Credit Card Trust	1.950%, $2,600,000 par, due 8/15/2022		(1)	2,568,969
	BAE Systems PLC	4.750%, $700,000 par, due 10/11/2021		(1)	722,733
	Baker Hughes a GE Co LLC	2.773%, $250,000 par, due 12/15/2022		(1)	239,849
	Bank of America Corp	3.300%, $900,000 par, due 1/11/2023		(1)	886,373
	Bank of America Corp	2.625%, $810,000 par, due 4/19/2021		(1)	798,983
	Bank of America Corp	3.124%, $550,000 par, due 1/20/2023		(1)	540,744
	Bank of America Corp	2.881%, $1,150,000 par, due 4/24/2023		(1)	1,118,482
	Bank of America Corp	3.864%, $350,000 par, due 7/23/2024		(1)	349,166
	Bank of Montreal	1.500%, $500,000 par, due 7/18/2019		(1)	496,244
	Bank of Montreal	1.900%, $520,000 par, due 8/27/2021		(1)	502,236
	Bank of Montreal	2.500%, $1,050,000 par, due 1/11/2022		(1)	1,037,378
51(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Bank of New York Mellon Corp/The	2.600%, $1,145,000 par, due 2/7/2022		(1)	$1,124,732
Bank of New York Mellon Corp/The	3.450%, $450,000 par, due 8/11/2023		(1)	451,470
Bank of Nova Scotia/The	3.125%, $420,000 par, due 4/20/2021		(1)	419,338
Bank of Nova Scotia/The	1.875%, $1,900,000 par, due 4/26/2021		(1)	1,855,130
Bayer US Finance II LLC	3.875%, $1,010,000 par, due 12/15/2023		(1)	991,677
BB&T Corp	2.150%, $435,000 par, due 2/1/2021		(1)	425,846
Becton Dickinson and Co	2.675%, $549,000 par, due 12/15/2019		(1)	543,780
BMW US Capital LLC	2.700%, $300,000 par, due 4/6/2022		(1)	291,378
BMW US Capital LLC	1.500%, $383,000 par, due 4/11/2019		(1)	381,525
BMW US Capital LLC	3.100%, $350,000 par, due 4/12/2021		(1)	346,636
BMW US Capital LLC	3.400%, $170,000 par, due 8/13/2021		(1)	169,296
BNP Paribas SA	4.400%, $540,000 par, due 8/14/2028		(1)	527,062
Boston Properties LP	4.125%, $820,000 par, due 5/15/2021		(1)	831,111
Boston Properties LP	3.125%, $300,000 par, due 9/1/2023		(1)	289,830
BP Capital Markets America Inc.	3.790%, $250,000 par, due 2/6/2024		(1)	252,697
BP Capital Markets America Inc.	3.245%, $600,000 par, due 5/6/2022		(1)	594,798
BP Capital Markets America Inc.	2.750%, $500,000 par, due 5/10/2023		(1)	485,504
BP Capital Markets America Inc.	3.224%, $520,000 par, due 4/14/2024		(1)	509,116
BP Capital Markets America Inc.	2.520%, $80,000 par, due 9/19/2022		(1)	77,365
BP Capital Markets PLC	1.676%, $240,000 par, due 5/3/2019		(1)	238,837
Branch Banking & Trust Co	2.625%, $700,000 par, due 1/15/2022		(1)	686,974
Brazos Student Finance Corp	2.623%, $51,954 par, due 6/25/2027		(1)	51,902
Brown-Forman Corp	3.500%, $340,000 par, due 4/15/2025		(1)	338,557
Burlington Northern Santa Fe LLC	3.050%, $550,000 par, due 9/1/2022		(1)	545,977
Burlington Northern Santa Fe LLC	3.400%, $340,000 par, due 9/1/2024		(1)	340,403
Byron Center Public Schools	2.546%, $750,000 par, due 5/1/2024		(1)	735,023
CA Dept of Water Resources	2.000%, $1,000,000 par, due 5/1/2022		(1)	971,260
Capital Auto Receivables Asset Trust 2018-1	2.790%, $1,050,000 par, due 1/20/2022		(1)	1,047,313
Capital One Financial Corp	3.450%, $1,010,000 par, due 4/30/2021		(1)	1,009,525
Capital One MultAsset Tr	2.000%, $2,630,000 par, due 1/17/2023		(1)	2,601,083
Capital One NA	1.850%, $330,000 par, due 9/13/2019		(1)	326,387
Capital One NA	2.650%, $565,000 par, due 8/8/2022		(1)	542,572
Cardinal Health Inc.	2.616%, $850,000 par, due 6/15/2022		(1)	818,835
Cargill Inc.	3.250%, $1,000,000 par, due 11/15/2021		(1)	999,729
Cargill Inc.	3.300%, $865,000 par, due 3/1/2022		(1)	864,141
Caterpillar Financial Services Corp	1.700%, $181,000 par, due 8/9/2021		(1)	173,741
Caterpillar Financial Services Corp	2.550%, $220,000 par, due 11/29/2022		(1)	213,690
Caterpillar Financial Services Corp	3.650%, $580,000 par, due 12/7/2023		(1)	587,008
Charles Schwab Corp/The	3.250%, $680,000 par, due 5/21/2021		(1)	683,318
Chevron Phillips Chemical Co LLC	3.300%, $380,000 par, due 5/1/2023		(1)	375,884
CHRISTUS Health	4.341%, $495,000 par, due 7/1/2028		(1)	505,131
Chubb INA Holdings Inc.	2.300%, $290,000 par, due 11/3/2020		(1)	285,853
Cigna Corp	3.750%, $380,000 par, due 7/15/2023		(1)	378,735
Cintas Corp No 2	4.300%, $800,000 par, due 6/1/2021		(1)	820,882
Cintas Corp No 2	2.900%, $420,000 par, due 4/1/2022		(1)	413,131
Cintas Corp No 2	3.700%, $400,000 par, due 4/1/2027		(1)	390,664
Citibank Credit Card Issuance Trust	1.920%, $2,650,000 par, due 4/7/2022		(1)	2,616,199
Citibank NA	2.100%, $530,000 par, due 6/12/2020		(1)	521,227
Citibank NA	3.400%, $620,000 par, due 7/23/2021		(1)	620,788
Citigroup Commercial Mortgage Trust 2012-GC8	2.608%, $1,124,461 par, due 9/10/2045		(1)	1,115,273
Citigroup Commercial Mortgage Trust 2014-GC19	3.552%, $1,900,000 par, due 3/10/2047		(1)	1,921,272
Citigroup Inc.	4.500%, $650,000 par, due 1/14/2022		(1)	664,127
Citigroup Inc.	2.700%, $700,000 par, due 3/30/2021		(1)	689,605
Citigroup Inc.	4.044%, $955,000 par, due 6/1/2024		(1)	957,679
Citizens Bank NA/Providence RI	2.550%, $250,000 par, due 5/13/2021		(1)	244,520
Citizens Bank NA/Providence RI	3.700%, $510,000 par, due 3/29/2023		(1)	512,525
CNH Equipment Trust 2015-C	1.660%, $370,665 par, due 11/16/2020		(1)	369,322
Comcast Corp	3.000%, $660,000 par, due 2/1/2024		(1)	643,460
Comcast Corp	3.700%, $690,000 par, due 4/15/2024		(1)	694,212
Comerica Inc.	3.700%, $725,000 par, due 7/31/2023		(1)	724,597
COMM 2012-CCRE3 Mortgage Trust	2.372%, $1,533,912 par, due 10/15/2045		(1)	1,516,027
Comm 2013-CCRE13 Mortgage Trust	4.194%, $1,800,000 par, due 11/10/2046		(1)	1,870,614
COMM 2013-CCRE7 Mortgage Trust	3.213%, $1,300,200 par, due 3/10/2046		(1)	1,298,788
COMM 2013-LC6 Mortgage Trust	2.941%, $950,000 par, due 1/10/2046		(1)	940,185
Commonwealth Edison Co	3.400%, $1,300,000 par, due 9/1/2021		(1)	1,307,012
Cooperatieve Rabobank UA/NY	2.500%, $380,000 par, due 1/19/2021		(1)	373,408
Cooperatieve Rabobank UA/NY	3.244%, $430,000 par, due 1/10/2022		(1)	427,986
Cooperatieve Rabobank UA/NY	2.750%, $590,000 par, due 1/10/2023		(1)	570,836
Core Industrial Trust 2015-CALW	3.040%, $1,802,476 par, due 2/10/2034		(1)	1,796,616
Credit Suisse Group AG	3.574%, $380,000 par, due 1/9/2023		(1)	370,702
Credit Suisse Group AG	2.997%, $720,000 par, due 12/14/2023		(1)	685,143
Credit Suisse Group AG	4.207%, $420,000 par, due 6/12/2024		(1)	418,913
CVS Health Corp	2.800%, $930,000 par, due 7/20/2020		(1)	921,609
CVS Health Corp	4.100%, $780,000 par, due 3/25/2025		(1)	772,217

52(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Daimler Finance North America LLC	2.000%, $450,000 par, due 7/6/2021		(1)	$432,970
Daimler Finance North America LLC	2.200%, $270,000 par, due 10/30/2021		(1)	260,390
Daimler Finance North America LLC	2.200%, $210,000 par, due 5/5/2020		(1)	206,559
Daimler Finance North America LLC	3.000%, $285,000 par, due 2/22/2021		(1)	281,913
Daimler Finance North America LLC	3.350%, $250,000 par, due 2/22/2023		(1)	246,590
Danone SA	1.691%, $990,000 par, due 10/30/2019		(1)	976,380
Diageo Capital PLC	3.500%, $450,000 par, due 9/18/2023		(1)	451,299
DowDuPont Inc.	4.493%, $280,000 par, due 11/15/2025		(1)	288,281
DowDuPont Inc.	4.725%, $1,160,000 par, due 11/15/2028		(1)	1,197,586
Duke Energy Carolinas LLC	2.500%, $750,000 par, due 3/15/2023		(1)	724,545
Duke Energy Carolinas LLC	3.050%, $740,000 par, due 3/15/2023		(1)	733,526
Duke Energy Progress LLC	3.375%, $200,000 par, due 9/1/2023		(1)	200,890
Duke Realty LP	4.000%, $210,000 par, due 9/15/2028		(1)	208,461
Ecolab Inc.	2.250%, $880,000 par, due 1/12/2020		(1)	874,287
Ecolab Inc.	2.375%, $55,000 par, due 8/10/2022		(1)	53,062
EdLinc Student Loan Funding Trust 2012-1	3.506%, $528,478 par, due 9/25/2030		(1)	531,552
Edsouth Indenture No 2 LLC	3.656%, $373,581 par, due 9/25/2040		(1)	375,909
Edsouth Indenture No 3 LLC	3.236%, $1,484,036 par, due 4/25/2039		(1)	1,473,928
Edsouth Indenture No 4 LLC	3.076%, $457,987 par, due 2/26/2029		(1)	453,158
Edu Fund of South	3.140%, $2,096,349 par, due 4/25/2035		(1)	2,109,990
Edu Fund of South	3.365%, $1,457,990 par, due 3/25/2036		(1)	1,469,279
EI du Pont de Nemours & Co	2.200%, $260,000 par, due 5/1/2020		(1)	258,175
EMD Finance LLC (Merck KGaA)	2.400%, $850,000 par, due 3/19/2020		(1)	841,347
Emerson Electric Co	4.250%, $750,000 par, due 11/15/2020		(1)	765,176
Enterprise Fleet Fin	2.130%, $1,407,083 par, due 7/20/2022		(1)	1,398,760
Enterprise Products Operating LLC	2.850%, $390,000 par, due 4/15/2021		(1)	386,109
Enterprise Products Operating LLC	2.800%, $320,000 par, due 2/15/2021		(1)	316,643
Enterprise Products Operating LLC	3.500%, $180,000 par, due 2/1/2022		(1)	180,477
Equifax Inc.	2.300%, $870,000 par, due 6/1/2021		(1)	843,777
Equifax Inc.	3.950%, $100,000 par, due 6/15/2023		(1)	99,129
Ethiopian Leasing 2012 LLC	2.566%, $872,514 par, due 8/14/2026		(1)	865,205
Export Leasing 2009 LLC	1.859%, $650,247 par, due 8/28/2021		(1)	642,440
Fannie Mae Pool	5.500%, $1,234,728 par, due 4/1/2033		(1)	1,337,440
Fannie Mae Pool	4.705%, $231,190 par, due 11/1/2041		(1)	241,563
Fannie Mae Pool	3.726%, $269,755 par, due 3/1/2042		(1)	281,689
Fannie Mae Pool	2.934%, $788,724 par, due 6/1/2022		(1)	792,431
Fannie Mae Pool	2.760%, $1,325,885 par, due 4/1/2022		(1)	1,325,039
Fannie Mae Pool	2.570%, $1,646,090 par, due 9/1/2019		(1)	1,639,013
Fannie Mae Pool	2.570%, $847,966 par, due 9/1/2019		(1)	844,982
Fannie Mae Pool	2.510%, $2,519,881 par, due 7/1/2020		(1)	2,504,532
Fannie Mae Pool	2.570%, $1,800,000 par, due 12/1/2020		(1)	1,785,996
Fannie Mae Pool	3.500%, $1,343,542 par, due 4/1/2046		(1)	1,347,651
Fannie Mae Pool	2.708%, $1,414,025 par, due 8/1/2044		(1)	1,423,369
Fannie Mae Pool	2.868%, $700,798 par, due 8/1/2044		(1)	707,243
Fannie Mae Pool	2.760%, $654,924 par, due 8/1/2044		(1)	659,722
Fannie Mae Pool	2.777%, $647,839 par, due 8/1/2044		(1)	652,572
Fannie Mae Pool	2.486%, $1,091,740 par, due 8/1/2045		(1)	1,090,593
Fannie Mae Pool	2.622%, $1,127,882 par, due 8/1/2045		(1)	1,129,463
Fannie Mae Pool	2.632%, $493,566 par, due 7/1/2045		(1)	494,392
Fannie Mae Pool	4.095%, $736,919 par, due 6/1/2033		(1)	759,740
Fannie Mae Pool	5.000%, $546,214 par, due 6/1/2035		(1)	579,928
Fannie Mae Pool	3.983%, $732,916 par, due 10/1/2033		(1)	758,685
Fannie Mae Pool	5.500%, $155,183 par, due 4/1/2036		(1)	167,079
Fannie Mae Pool	5.000%, $2,305 par, due 1/1/2019		(1)	2,344
Fannie Mae Pool	5.000%, $1,526 par, due 2/1/2019		(1)	1,552
Fannie Mae Pool	4.050%, $328,066 par, due 3/1/2034		(1)	338,638
Fannie Mae Pool	4.074%, $356,290 par, due 8/1/2034		(1)	368,194
Fannie Mae Pool	3.000%, $4,906,524 par, due 4/1/2031		(1)	4,897,711
Fannie Mae Pool	3.000%, $1,360,114 par, due 2/1/2031		(1)	1,361,023
Fannie Mae Pool	4.500%, $1,582,536 par, due 6/1/2056		(1)	1,643,871
Fannie Mae Pool	4.000%, $363,696 par, due 1/1/2041		(1)	373,612
Fannie Mae Pool	4.000%, $2,617,564 par, due 4/1/2041		(1)	2,688,604
Fannie Mae Pool	4.000%, $1,425,343 par, due 11/1/2040		(1)	1,464,169
Fannie Mae Pool	4.000%, $3,844,371 par, due 8/1/2051		(1)	3,930,269
Fannie Mae Pool	4.500%, $2,493,650 par, due 1/1/2051		(1)	2,590,890
Fannie Mae Pool	3.027%, $1,711,613 par, due 6/1/2047		(1)	1,722,891
Fannie Mae Pool	3.040%, $1,875,425 par, due 7/1/2047		(1)	1,886,694
Fannie Mae Pool	2.841%, $1,705,311 par, due 7/1/2047		(1)	1,707,146
Fannie Mae Pool	3.365%, $2,113,387 par, due 11/1/2048		(1)	2,142,298
Fannie Mae Pool	3.410%, $1,930,000 par, due 11/1/2023		(1)	1,972,093
Fannie Mae Pool	2.956%, $1,152,997 par, due 5/1/2047		(1)	1,157,730
Fannie Mae Pool	5.500%, $469,884 par, due 9/1/2036		(1)	506,033
Fannie Mae Pool	5.500%, $196,274 par, due 11/1/2021		(1)	199,015
Fannie Mae Pool	2.000%, $435,998 par, due 4/1/2023		(1)	434,563

53(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Fannie Mae Pool	2.000%, $428,712 par, due 5/1/2023		(1)	$421,966
Fannie Mae Pool	2.000%, $445,002 par, due 6/1/2023		(1)	437,904
Fannie Mae Pool	2.000%, $988,538 par, due 8/1/2023		(1)	972,186
Fannie Mae Pool	2.000%, $1,460,495 par, due 9/1/2023		(1)	1,455,682
Fannie Mae REMIC Trust 2002-W12	5.066%, $37,345 par, due 2/25/2033		(1)	37,386
Fannie Mae-Aces	2.171%, $2,873,694 par, due 9/25/2019		(1)	2,855,503
Fannie Mae-Aces	2.263%, $1,138,960 par, due 2/25/2023		(1)	1,121,358
Federal Realty Investment Trust	2.750%, $240,000 par, due 6/1/2023		(1)	231,229
FedEx Corp	4.200%, $520,000 par, due 10/17/2028		(1)	516,589
FHLMC K710 A2 Multifam	1.883%, $1,535,662 par, due 5/25/2019		(1)	1,530,088
Fifth Third Bank/Cincinnati OH	3.350%, $625,000 par, due 7/26/2021		(1)	626,259
Fiserv Inc.	3.800%, $1,000,000 par, due 10/1/2023		(1)	1,006,227
FN 3.12 MultiFam FWD Jan 2019	3.120%, $2,100,000 par, due 1/1/2024		(1)	2,100,657
Ford Credit Auto Lease Trust	3.190%, $650,000 par, due 12/15/2021		(1)	652,688
Ford Credit Auto Owner Tr	2.620%, $1,390,000 par, due 8/15/2028		(1)	1,370,003
Ford Credit Auto Owner Trust 2017-REV2	2.360%, $1,395,000 par, due 3/15/2029		(1)	1,359,455
Ford Motor Credit Co LLC	2.021%, $450,000 par, due 5/3/2019		(1)	448,181
Ford Motor Credit Co LLC	2.262%, $200,000 par, due 3/28/2019		(1)	199,426
Ford Motor Credit Co LLC	2.425%, $350,000 par, due 6/12/2020		(1)	340,803
Fortive Corp	2.350%, $855,000 par, due 6/15/2021		(1)	833,681
Fortune Brands Home & Security Inc.	4.000%, $150,000 par, due 9/21/2023		(1)	148,410
Freddie Mac Gold Pool	4.000%, $2,380,978 par, due 4/1/2046		(1)	2,441,157
Freddie Mac Gold Pool	5.500%, $87,075 par, due 11/1/2021		(1)	88,222
Freddie Mac Gold Pool	3.000%, $663,486 par, due 10/1/2026		(1)	665,886
Freddie Mac Gold Pool	2.500%, $284,422 par, due 7/1/2023		(1)	284,662
Freddie Mac Multifam Struct PT Cert	2.791%, $2,500,000 par, due 1/25/2022		(1)	2,490,935
Freddie Mac Multifam Struct PT Cert	2.355%, $1,149,821 par, due 4/25/2021		(1)	1,144,415
Freddie Mac Multifam Struct PT Cert	3.062%, $2,100,000 par, due 11/25/2023		(1)	2,108,030
Freddie Mac Multifam Struct PT Cert	2.870%, $767,403 par, due 1/25/2021		(1)	767,273
Freddie Mac Multifam Struct PT Cert	2.086%, $1,235,015 par, due 3/25/2019		(1)	1,231,823
Freddie Mac Non Gold Pool	2.274%, $640,672 par, due 8/1/2043		(1)	633,239
Freddie Mac Non Gold Pool	2.700%, $855,788 par, due 12/1/2044		(1)	857,094
Freddie Mac Non Gold Pool	2.678%, $1,569,726 par, due 8/1/2044		(1)	1,576,526
Freddie Mac Non Gold Pool	2.579%, $639,788 par, due 1/1/2045		(1)	639,333
Freddie Mac Non Gold Pool	2.680%, $482,164 par, due 8/1/2045		(1)	482,819
Freddie Mac Non Gold Pool	2.845%, $1,190,776 par, due 7/1/2047		(1)	1,191,038
Freddie Mac Non Gold Pool	2.969%, $1,376,764 par, due 8/1/2047		(1)	1,381,310
Freddie Mac Non Gold Pool	2.603%, $2,107,108 par, due 10/1/2047		(1)	2,091,853
Freddie Mac Non Gold Pool	3.621%, $917,160 par, due 5/1/2048		(1)	936,051
Freddie Mac Non Gold Pool	2.924%, $745,347 par, due 5/1/2047		(1)	746,626
Freddie Mac Non Gold Pool	3.777%, $495,397 par, due 2/1/2042		(1)	515,877
Freddie Mac Non Gold Pool	4.435%, $170,897 par, due 7/1/2042		(1)	176,717
Freddie Mac Non Gold Pool	4.500%, $173,189 par, due 8/1/2042		(1)	178,767
Freddie Mac Non Gold Pool	4.222%, $865,243 par, due 4/1/2038		(1)	905,547
GAHR Commercial Mortgage Trust 2015-NRF	3.235%, $2,230,000 par, due 12/15/2034		(1)	2,222,987
GE Cap Intl Funding	2.342%, $880,000 par, due 11/15/2020		(1)	849,248
General Dynamics Corp	3.375%, $630,000 par, due 5/15/2023		(1)	634,359
General Dynamics Corp	3.000%, $170,000 par, due 5/11/2021		(1)	170,138
General Electric Co	5.500%, $533,000 par, due 1/8/2020		(1)	539,279
General Mills Inc.	2.600%, $500,000 par, due 10/12/2022		(1)	481,687
General Mills Inc.	3.700%, $200,000 par, due 10/17/2023		(1)	198,833
Georgia-Pacific LLC	3.163%, $500,000 par, due 11/15/2021		(1)	495,483
Gilead Sciences Inc.	1.950%, $360,000 par, due 3/1/2022		(1)	346,791
Ginnie Mae II pool	5.460%, $12,807 par, due 7/20/2059		(1)	12,786
Ginnie Mae II pool	3.990%, $1,319,431 par, due 6/20/2058		(1)	1,345,873
Ginnie Mae II pool	3.375%, $402,619 par, due 3/20/2042		(1)	413,166
GlaxoSmithKline Capital Inc.	3.375%, $1,100,000 par, due 5/15/2023		(1)	1,104,193
GM Financial Automobile Leasing Trust 2018-3	3.180%, $630,000 par, due 6/21/2021		(1)	630,900
GNMA	2.964%, $1,118,376 par, due 10/20/2065		(1)	1,125,447
GNMA	3.314%, $4,054,473 par, due 12/20/2066		(1)	4,143,302
GNMA	3.214%, $2,069,801 par, due 12/20/2066		(1)	2,107,285
Goldman Sachs Group Inc./The	2.625%, $380,000 par, due 4/25/2021		(1)	370,104
Goldman Sachs Group Inc./The	3.000%, $1,250,000 par, due 4/26/2022		(1)	1,210,554
Goldman Sachs Group Inc./The	2.600%, $1,420,000 par, due 4/23/2020		(1)	1,406,111
Goldman Sachs Group Inc./The	2.876%, $230,000 par, due 10/31/2022		(1)	223,378
GS Mortgage Securities Trust 2013-GC16	4.271%, $1,280,000 par, due 11/10/2046		(1)	1,332,177
GS Mortgage Securities Trust 2014-GC26	3.629%, $1,560,000 par, due 11/10/2047		(1)	1,583,066
GSMS 2012-GCJ7 A4 9.2-Yr CMBS	3.377%, $916,625 par, due 5/10/2045		(1)	920,492
Guardian Life Global Funding	2.000%, $750,000 par, due 4/26/2021		(1)	730,879
Guardian Life Global Funding	2.500%, $670,000 par, due 5/8/2022		(1)	651,176
Guardian Life Global Funding	3.400%, $150,000 par, due 4/25/2023		(1)	149,437
Halliburton Co	3.500%, $740,000 par, due 8/1/2023		(1)	734,540
Hewlett Packard Enterprise Co	3.059%, $280,000 par, due 10/5/2021		(1)	277,563
Hewlett Packard Enterprise Co	3.500%, $430,000 par, due 10/5/2021		(1)	431,184

54(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
HSBC Holdings PLC	3.033%, $425,000 par, due 11/22/2023		(1)	$411,363
HSBC Holdings PLC	3.950%, $510,000 par, due 5/18/2024		(1)	507,246
HSBC Holdings PLC	4.292%, $780,000 par, due 9/12/2026		(1)	768,282
HSBC USA Inc.	2.350%, $520,000 par, due 3/5/2020		(1)	514,750
Huntington National Bank/The	3.550%, $710,000 par, due 10/6/2023		(1)	707,548
Hyundai Auto Lease Tr	1.880%, $1,704,909 par, due 8/17/2020		(1)	1,700,157
Hyundai Capital America	2.000%, $380,000 par, due 7/1/2019		(1)	377,557
IBM Credit LLC	3.000%, $860,000 par, due 2/6/2023		(1)	843,520
Iowa Stud Ln Liq Co	2.543%, $1,173,535 par, due 9/25/2037		(1)	1,139,751
Iraq Government AID Bond	2.149%, $2,245,000 par, due 1/18/2022		(1)	2,204,410
Jackson National Life Global Funding	3.300%, $420,000 par, due 6/11/2021		(1)	419,784
John Deere Capital Corp	2.650%, $220,000 par, due 1/6/2022		(1)	215,793
John Deere Capital Corp	2.150%, $965,000 par, due 9/8/2022		(1)	924,862
John Deere Capital Corp	2.700%, $365,000 par, due 1/6/2023		(1)	355,970
John Deere Capital Corp	3.650%, $330,000 par, due 10/12/2023		(1)	333,454
John Deere Owner Trust 2017	1.780%, $1,937,542 par, due 4/15/2021		(1)	1,923,698
JPMBB Commercial Mortgage Sec Trust 2014-C26	3.494%, $810,000 par, due 1/15/2048		(1)	810,752
JPMBB Comml Mtg Sec Tr	3.157%, $1,577,277 par, due 7/15/2045		(1)	1,571,403
JPMBB Comml Mtg Sec Tr	3.761%, $1,579,590 par, due 8/15/2046		(1)	1,594,229
JPMorgan Chase & Co	3.317%, $1,270,000 par, due 3/9/2021		(1)	1,263,891
JPMorgan Chase & Co	2.776%, $310,000 par, due 4/25/2023		(1)	300,590
JPMorgan Chase & Co	3.514%, $620,000 par, due 6/18/2022		(1)	621,403
JPMorgan Chase & Co	3.797%, $220,000 par, due 7/23/2024		(1)	220,397
JPMorgan Chase & Co	4.023%, $330,000 par, due 12/5/2024		(1)	332,626
JPMorgan Chase & Co	2.972%, $200,000 par, due 1/15/2023		(1)	194,996
JPMorgan Chase & Co	2.550%, $535,000 par, due 10/29/2020		(1)	529,052
JPMorgan Chase & Co	2.700%, $570,000 par, due 5/18/2023		(1)	547,502
JPMorgan Chase Comml Mtg Sec Tr	4.166%, $1,400,000 par, due 12/15/2046		(1)	1,447,835
JPMorgan Chase Comml Mtg Sec Tr	3.414%, $482,443 par, due 1/15/2046		(1)	483,154
JPMorgan Comm Mtg Sec Tr	3.483%, $2,100,000 par, due 6/15/2045		(1)	2,104,759
Kellogg Co	3.250%, $260,000 par, due 5/14/2021		(1)	257,495
Kentucky Utilities Co	3.250%, $1,200,000 par, due 11/1/2020		(1)	1,203,377
KeyBank NA/Cleveland OH	2.500%, $250,000 par, due 12/15/2019		(1)	248,465
KeyBank NA/Cleveland OH	2.250%, $490,000 par, due 3/16/2020		(1)	484,794
KeyBank NA/Cleveland OH	2.350%, $250,000 par, due 3/8/2019		(1)	249,678
KeyBank NA/Cleveland OH	2.500%, $400,000 par, due 11/22/2021		(1)	392,128
KeyBank NA/Cleveland OH	3.350%, $250,000 par, due 6/15/2021		(1)	250,781
Kraft Heinz Foods Co	4.000%, $530,000 par, due 6/15/2023		(1)	528,611
Liberty Property LP	3.375%, $752,000 par, due 6/15/2023		(1)	740,718
Lincoln Airport Authority	1.911%, $710,000 par, due 7/1/2021		(1)	692,243
Lincoln Airport Authority	2.123%, $500,000 par, due 7/1/2022		(1)	486,290
Lincoln Airport Authority	2.303%, $500,000 par, due 7/1/2023		(1)	485,715
Lockheed Martin Corp	3.350%, $650,000 par, due 9/15/2021		(1)	654,315
Lockheed Martin Corp	2.500%, $650,000 par, due 11/23/2020		(1)	642,425
M&T Bank Corp	3.550%, $430,000 par, due 7/26/2023		(1)	431,714
Manufacturers & Traders Trust Co	2.100%, $550,000 par, due 2/6/2020		(1)	544,093
Manufacturers & Traders Trust Co	2.500%, $470,000 par, due 5/18/2022		(1)	456,556
Marathon Oil Corp	2.700%, $1,200,000 par, due 6/1/2020		(1)	1,182,269
Marathon Petroleum Corp	3.400%, $800,000 par, due 12/15/2020		(1)	799,757
Marsh & McLennan Cos Inc.	2.750%, $500,000 par, due 1/30/2022		(1)	490,069
MassMutual Global Funding II	2.000%, $750,000 par, due 4/15/2021		(1)	730,246
Maxim Integrated Products Inc.	3.375%, $210,000 par, due 3/15/2023		(1)	209,242
McCormick & Co Inc./MD	2.700%, $425,000 par, due 8/15/2022		(1)	412,105
McDonald's Corp	2.200%, $1,160,000 par, due 5/26/2020		(1)	1,147,050
McDonald's Corp	2.750%, $260,000 par, due 12/9/2020		(1)	258,196
McDonald's Corp	3.350%, $280,000 par, due 4/1/2023		(1)	278,584
Medtronic Inc.	3.125%, $290,000 par, due 3/15/2022		(1)	288,891
Medtronic Inc.	2.500%, $365,000 par, due 3/15/2020		(1)	363,131
Medtronic Inc.	3.150%, $330,000 par, due 3/15/2022		(1)	329,089
Metropolitan Life Global Funding I	2.050%, $780,000 par, due 6/12/2020		(1)	767,522
Metropolitan Life Global Funding I	2.400%, $230,000 par, due 1/8/2021		(1)	226,498
Metropolitan Life Global Funding I	3.450%, $150,000 par, due 10/9/2021		(1)	150,627
Microchip Technology Inc.	4.333%, $490,000 par, due 6/1/2023		(1)	477,953
Mill City Mortgage Loan Trust 2017-1	2.750%, $627,143 par, due 11/25/2058		(1)	616,549
Mitsubishi UFJ Financial Group Inc.	2.665%, $430,000 par, due 7/25/2022		(1)	417,888
Mitsubishi UFJ Financial Group Inc.	3.455%, $220,000 par, due 3/2/2023		(1)	218,649
Mitsubishi UFJ Financial Group Inc.	3.535%, $300,000 par, due 7/26/2021		(1)	301,127
Mitsubishi UFJ Financial Group Inc.	3.761%, $310,000 par, due 7/26/2023		(1)	311,429
MMAF Equipment Finance LLC 2017-A	2.410%, $1,100,000 par, due 8/16/2024		(1)	1,080,564
MMAF Equipment Finance LLC 2018-A	3.200%, $1,410,000 par, due 9/12/2022		(1)	1,416,540
MO State Higher Ed Std Asst	3.470%, $1,362,425 par, due 5/20/2030		(1)	1,373,436
Mondelez International Holdings Netherlands BV	1.625%, $770,000 par, due 10/28/2019		(1)	759,278
Mondelez International Inc.	3.625%, $470,000 par, due 5/7/2023		(1)	470,569
Monongahela Power Co	4.100%, $740,000 par, due 4/15/2024		(1)	763,160

55(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Morgan Stanley	2.750%, $340,000 par, due 5/19/2022		(1)	$330,780
Morgan Stanley	2.450%, $250,000 par, due 2/1/2019		(1)	249,878
Morgan Stanley	2.500%, $500,000 par, due 4/21/2021		(1)	489,398
Morgan Stanley	2.625%, $560,000 par, due 11/17/2021		(1)	546,575
Morgan Stanley	3.649%, $875,000 par, due 1/20/2022		(1)	872,130
Morgan Stanley BAML Trust 2014 C19	3.526%, $1,090,000 par, due 12/15/2047		(1)	1,092,296
MPLX LP	3.375%, $280,000 par, due 3/15/2023		(1)	271,778
National Retail Properties Inc.	4.300%, $230,000 par, due 10/15/2028		(1)	231,134
Navient Student Loan Trust 2016-6	3.256%, $1,040,000 par, due 3/25/2066		(1)	1,045,560
New Hamp Higher Ed Ln Co	3.006%, $540,481 par, due 10/25/2028		(1)	540,832
New York Life Global Funding	1.950%, $880,000 par, due 2/11/2020		(1)	870,028
New York Life Global Funding	2.000%, $1,330,000 par, due 4/9/2020		(1)	1,314,775
New York State Urban Development Corp	2.860%, $415,000 par, due 3/15/2024		(1)	411,639
New York State Urban Development Corp	3.270%, $500,000 par, due 3/15/2027		(1)	491,015
Nissan Auto Recv Owner Tr	1.340%, $133,944 par, due 3/16/2020		(1)	133,774
Norfolk Southern Corp	3.650%, $180,000 par, due 8/1/2025		(1)	180,939
Northrop Grumman Corp	2.550%, $710,000 par, due 10/15/2022		(1)	687,034
Nuveen LLC	4.000%, $390,000 par, due 11/1/2028		(1)	401,867
NYC Transit Fin Auth Future Tax Rev	3.350%, $1,250,000 par, due 8/1/2025		(1)	1,243,288
Occidental Petroleum Corp	2.600%, $860,000 par, due 4/15/2022		(1)	838,824
Oracle Corp	2.500%, $385,000 par, due 10/15/2022		(1)	374,703
Oracle Corp	3.400%, $290,000 par, due 7/8/2024		(1)	289,423
Oracle Corp	2.625%, $910,000 par, due 2/15/2023		(1)	887,532
Oracle Corp	2.950%, $360,000 par, due 11/15/2024		(1)	350,599
Orange SA	1.625%, $710,000 par, due 11/3/2019		(1)	701,118
Overseas Private Investment Corp	2.520%, $1,240,909 par, due 9/15/2022		(1)	1,230,327
PA State Higher Ed Asst	2.865%, $362,930 par, due 4/25/2030		(1)	361,313
PA State Higher Ed Asst	3.590%, $680,976 par, due 1/25/2028		(1)	685,974
PACCAR Financial Corp	2.300%, $385,000 par, due 8/10/2022		(1)	372,139
PacifiCorp	2.950%, $1,000,000 par, due 2/1/2022		(1)	989,406
PacifiCorp	3.600%, $500,000 par, due 4/1/2024		(1)	504,733
Packaging Corp of America	2.450%, $355,000 par, due 12/15/2020		(1)	348,559
Parker-Hannifin Corp	3.500%, $290,000 par, due 9/15/2022		(1)	291,345
Petroleos Mexicanos	1.950%, $800,000 par, due 12/20/2022		(1)	785,271
PNC Bank NA	2.300%, $1,570,000 par, due 6/1/2020		(1)	1,548,862
PNC Bank NA	2.625%, $440,000 par, due 2/17/2022		(1)	430,043
PNC Bank NA	2.000%, $320,000 par, due 5/19/2020		(1)	315,021
Pomona Redevelopment Agency Successor Agency	3.632%, $400,000 par, due 2/1/2023		(1)	407,680
Providence Health & Services Obligated Group	4.379%, $500,000 par, due 10/1/2023		(1)	523,551
PSNH Funding LLC 3	3.094%, $650,000 par, due 2/1/2026		(1)	653,784
Public Service Electric & Gas Co	3.250%, $500,000 par, due 9/1/2023		(1)	502,461
Public Service Electric & Gas Co	3.650%, $310,000 par, due 9/1/2028		(1)	313,868
Realty Income Corp	3.250%, $985,000 par, due 10/15/2022		(1)	975,402
Reckitt Benckiser Treasury Services PLC	2.375%, $510,000 par, due 6/24/2022		(1)	489,838
Regions Financial Corp	3.800%, $650,000 par, due 8/14/2023		(1)	651,162
RI State Std Ln Authority	2.999%, $1,490,337 par, due 9/1/2036		(1)	1,488,027
Roche Holdings Inc.	2.875%, $270,000 par, due 9/29/2021		(1)	268,382
Roche Holdings Inc.	1.750%, $1,060,000 par, due 1/28/2022		(1)	1,017,236
Roper Technologies Inc.	3.650%, $550,000 par, due 9/15/2023		(1)	550,399
Royal Bank of Canada	1.875%, $1,820,000 par, due 2/5/2020		(1)	1,801,032
Royal Bank of Canada	3.700%, $1,620,000 par, due 10/5/2023		(1)	1,626,498
San Jose Redevelopment Agency Successor Agency	2.828%, $865,000 par, due 8/1/2023		(1)	858,331
Sanofi	3.375%, $1,370,000 par, due 6/19/2023		(1)	1,378,704
Santa Ana Community Redevelopment Agency	3.683%, $870,000 par, due 9/1/2024		(1)	899,980
Santa Monica Community College District	3.254%, $430,000 par, due 8/1/2025		(1)	433,866
SBA Small Business Investment Cos	2.517%, $1,382,894 par, due 3/10/2025		(1)	1,371,232
SBA Small Business Investment Cos	2.829%, $3,984,638 par, due 9/10/2025		(1)	3,989,328
SBA Small Business Investment Cos	2.507%, $5,303,931 par, due 3/10/2026		(1)	5,248,564
SBA Small Business Investment Cos	2.845%, $2,078,046 par, due 3/10/2027		(1)	2,078,526
SBA Small Business Investment Cos	2.518%, $1,409,543 par, due 9/10/2027		(1)	1,383,846
SBA Small Business Investment Cos	3.548%, $3,170,000 par, due 9/11/2028		(1)	3,260,028
SC State Std Ln Corp	3.006%, $463,883 par, due 1/25/2041		(1)	461,221
Schlumberger Finance Canada Ltd	2.200%, $75,000 par, due 11/20/2020		(1)	73,292
Schlumberger Norge AS	4.200%, $410,000 par, due 1/15/2021		(1)	416,081
Seasoned Credit Risk Transfer Trust Series 2018-3	3.500%, $500,774 par, due 8/25/2057		(1)	502,047
Sempra Energy	2.900%, $175,000 par, due 2/1/2023		(1)	170,048
Shell International Finance BV	2.125%, $480,000 par, due 5/11/2020		(1)	475,514
Shell International Finance BV	3.500%, $610,000 par, due 11/13/2023		(1)	616,805
Sherwin-Williams Co/The	2.750%, $540,000 par, due 6/1/2022		(1)	522,725
Siemens Financieringsmaatschappij NV	2.150%, $1,086,000 par, due 5/27/2020		(1)	1,070,922
Siemens Financieringsmaatschappij NV	3.398%, $1,200,000 par, due 3/16/2022		(1)	1,200,199
Simon Property Group LP	2.500%, $830,000 par, due 9/1/2020		(1)	821,026
SLM Student Loan Trust 2008-9	3.990%, $879,315 par, due 4/25/2023		(1)	883,905
State of Hawaii	1.934%, $1,000,000 par, due 10/1/2021		(1)	984,130
56(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
State of Oregon	5.762%, $959,202 par, due 6/1/2023		(1)	$1,027,056
State of Texas	3.225%, $865,000 par, due 10/1/2024		(1)	876,600
State of Utah	4.554%, $490,000 par, due 7/1/2024		(1)	516,387
State of Utah	3.539%, $750,000 par, due 7/1/2025		(1)	767,970
State of Washington	3.250%, $750,000 par, due 8/1/2026		(1)	752,963
State of Wisconsin	1.899%, $400,000 par, due 5/1/2022		(1)	386,984
State Street Corp	1.950%, $500,000 par, due 5/19/2021		(1)	485,962
State Street Corp	3.776%, $140,000 par, due 12/3/2024		(1)	140,333
Student Loan Corp	3.290%, $1,562,517 par, due 4/25/2037		(1)	1,563,939
Student Loan Corp	3.206%, $1,224,033 par, due 7/25/2036		(1)	1,227,549
Sumitomo Mitsui Financial Group Inc.	3.936%, $940,000 par, due 10/16/2023		(1)	956,524
SunTrust Bank/Atlanta GA	3.502%, $420,000 par, due 8/2/2022		(1)	418,743
SunTrust Banks Inc.	2.700%, $410,000 par, due 1/27/2022		(1)	399,868
Teva Pharmaceutical Finance Netherlands III BV	1.700%, $227,000 par, due 7/19/2019		(1)	223,476
Texas Children's Hospital	2.371%, $1,750,000 par, due 10/1/2020		(1)	1,728,834
Thermo Fisher Scientific Inc.	3.000%, $350,000 par, due 4/15/2023		(1)	340,511
Toronto-Dominion Bank/The	2.250%, $2,420,000 par, due 3/15/2021		(1)	2,387,240
Toronto-Dominion Bank/The	2.250%, $600,000 par, due 9/25/2019		(1)	597,539
Toronto-Dominion Bank/The	3.350%, $430,000 par, due 10/22/2021		(1)	434,527
Total Capital Canada Ltd	2.750%, $860,000 par, due 7/15/2023		(1)	841,059
Towd Point Mortgage Trust 2015-4	3.500%, $502,839 par, due 4/25/2055		(1)	500,965
Towd Point Mortgage Trust 2015-6	3.500%, $745,395 par, due 4/25/2055		(1)	743,257
Towd Point Mortgage Trust 2016-3	2.250%, $475,907 par, due 4/25/2056		(1)	464,981
Towd Point Mortgage Trust 2016-4	2.250%, $287,050 par, due 7/25/2056		(1)	278,759
Towd Point Mortgage Trust 2017-1	2.750%, $972,975 par, due 10/25/2056		(1)	951,768
Towd Point Mortgage Trust 2017-5	2.915%, $442,950 par, due 2/25/2057		(1)	440,532
Towd Point Mortgage Trust 2017-6	2.750%, $357,545 par, due 10/25/2057		(1)	349,228
Toyota Auto Recv Owner Tr	1.730%, $1,977,843 par, due 2/16/2021		(1)	1,963,751
Toyota Motor Corp	3.419%, $900,000 par, due 7/20/2023		(1)	900,277
Toyota Motor Credit Corp	2.600%, $300,000 par, due 1/11/2022		(1)	295,225
Toyota Motor Credit Corp	2.950%, $680,000 par, due 4/13/2021		(1)	680,102
Tyco Electronics Group SA	3.500%, $835,000 par, due 2/3/2022		(1)	835,759
UBS AG/Stamford CT	2.350%, $900,000 par, due 3/26/2020		(1)	891,073
UBS Commercial Mortgage Trust 2012-C1	3.400%, $1,069,888 par, due 5/10/2045		(1)	1,076,471
UBS Group Funding Switzerland AG	3.491%, $250,000 par, due 5/23/2023		(1)	243,808
UBS-Barclays Commercial Mortgage Trust 2012-C4	2.850%, $1,400,000 par, due 12/10/2045		(1)	1,384,163
UBS-Barclays Commercial Mortgage Trust 2012-C4	2.459%, $1,480,157 par, due 12/10/2045		(1)	1,465,257
UDR Inc.	4.000%, $430,000 par, due 10/1/2025		(1)	428,665
Unilever Capital Corp	2.200%, $1,560,000 par, due 5/5/2022		(1)	1,506,982
Union Pacific Corp	3.500%, $830,000 par, due 6/8/2023		(1)	831,577
United Parcel Service Inc.	2.500%, $900,000 par, due 4/1/2023		(1)	875,593
United States Small Business Administration	5.510%, $638,657 par, due 11/1/2027		(1)	681,464
United States Small Business Administration	6.770%, $450,454 par, due 11/1/2028		(1)	490,790
United States Small Business Administration	5.720%, $631,884 par, due 1/1/2029		(1)	677,930
United States Small Business Administration	3.370%, $1,055,252 par, due 10/1/2033		(1)	1,077,560
United States Treasury Inflation Indexed Bonds	0.750%, $10,950,000 par, due 7/15/2028		(1)	10,797,480
United States Treasury Inflation Indexed Bonds	0.125%, $2,250,000 par, due 7/15/2026		(1)	2,228,543
United States Treasury Note/Bond	2.750%, $800,000 par, due 6/30/2025		(1)	808,062
United States Treasury Note/Bond	2.750%, $2,000,000 par, due 7/31/2023		(1)	2,021,328
United States Treasury Note/Bond	2.125%, $2,175,000 par, due 11/30/2024		(1)	2,122,920
United States Treasury Note/Bond	2.750%, $650,000 par, due 2/28/2025		(1)	656,576
United States Treasury Note/Bond	2.750%, $3,275,000 par, due 4/30/2023		(1)	3,308,644
United States Treasury Note/Bond	2.875%, $2,125,000 par, due 5/31/2025		(1)	2,161,607
United States Treasury Note/Bond	3.000%, $2,000,000 par, due 10/31/2025		(1)	2,051,796
United States Treasury Note/Bond	2.875%, $2,000,000 par, due 11/30/2025		(1)	2,035,860
United States Treasury Note/Bond	2.875%, $2,150,000 par, due 11/30/2023		(1)	2,187,457
United States Treasury Note/Bond	2.125%, $3,325,000 par, due 12/31/2022		(1)	3,278,111
United States Treasury Note/Bond	1.375%, $1,500,000 par, due 6/30/2023		(1)	1,428,164
United Technologies Corp	1.950%, $370,000 par, due 11/1/2021		(1)	355,182
United Technologies Corp	2.300%, $700,000 par, due 5/4/2022		(1)	671,536
United Technologies Corp	3.950%, $430,000 par, due 8/16/2025		(1)	426,670
UnitedHealth Group Inc.	2.125%, $370,000 par, due 3/15/2021		(1)	362,272
UnitedHealth Group Inc.	3.500%, $590,000 par, due 6/15/2023		(1)	595,087
UnitedHealth Group Inc.	3.500%, $200,000 par, due 2/15/2024		(1)	201,280
University of California	3.466%, $625,000 par, due 5/15/2024		(1)	636,375
US Bank NA/Cincinnati OH	2.000%, $1,055,000 par, due 1/24/2020		(1)	1,045,148
US Bank NA/Cincinnati OH	3.150%, $530,000 par, due 4/26/2021		(1)	530,488
US Bank NA/Cincinnati OH	3.104%, $390,000 par, due 5/21/2021		(1)	389,467
US Bank NA/Cincinnati OH	3.400%, $1,050,000 par, due 7/24/2023		(1)	1,047,844
USAA Capital Corp	2.450%, $770,000 par, due 8/1/2020		(1)	762,603
Ventas Realty LP	3.100%, $350,000 par, due 1/15/2023		(1)	341,286
Ventas Realty LP	4.400%, $570,000 par, due 1/15/2029		(1)	567,152
Verizon Communications Inc.	3.125%, $1,240,000 par, due 3/16/2022		(1)	1,231,734
Verizon Communications Inc.	3.376%, $978,000 par, due 2/15/2025		(1)	949,060

57(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
	Verizon Owner Trust 2017-1	2.060%, $2,200,000 par, due 9/20/2021		(1)	$2,183,595
	Verizon Owner Trust 2017-3	2.060%, $2,150,000 par, due 4/20/2022		(1)	2,124,146
	Verizon Owner Trust 2018-A	3.230%, $2,150,000 par, due 4/20/2023		(1)	2,163,184
	Vodafone Group PLC	4.125%, $320,000 par, due 5/30/2025		(1)	316,125
	Volkswagen Group of America Finance LLC	2.400%, $430,000 par, due 5/22/2020		(1)	423,315
	Vornado Realty LP	5.000%, $400,000 par, due 1/15/2022		(1)	412,774
	Walt Disney Co/The	2.450%, $230,000 par, due 3/4/2022		(1)	225,146
	WEC Energy Group Inc.	3.375%, $210,000 par, due 6/15/2021		(1)	209,868
	WEC Energy Group Inc.	2.450%, $600,000 par, due 6/15/2020		(1)	592,924
*	Wells Fargo Commercial Mortgage Trust 2013-LC12	4.218%, $1,350,000 par, due 7/15/2046		(1)	1,401,266
	Welltower Inc.	3.950%, $290,000 par, due 9/1/2023		(1)	290,723
	Westpac Banking Corp	2.300%, $490,000 par, due 5/26/2020		(1)	484,325
	WFRBS Commercial Mortgage Trust 2013-C17	4.023%, $850,000 par, due 12/15/2046		(1)	875,675
	Windermere Aviation LLC	2.351%, $932,868 par, due 5/27/2026		(1)	918,348
*	Wells Fargo-Black Rock Short Term Investment Fund S	2.538%, $4,768,888 par		(1)	4,768,888
					435,990,393
		Accrued income			2,144,343
		Payable for investment securities purchased on a forward commitment basis			(2,105,934)
		Receivable for investment payments due			289,630
		Adjustment from fair value to current value			4,924,743
		Total			441,243,175

	Total underlying securities of security-backed contracts at fair value				3,942,065,222
	Accrued income				12,188,742
	Variation margin payable				114,416
	Receivable for investment payments due				2,924,502
	Payable for investment securities purchased on a forward commitment basis				(2,105,934)

58(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
	Wrapper contract fee payable				$(1,301,127)
	Payable for investment payments due				(6,484,580)
	Investment management fee payable				(63,172)
	Pending trades				(499,223)
	Adjustment from fair value to current value				47,214,040
	Total security-backed contracts				3,994,052,886
	Collective Investment Fund:
*	Wells Fargo/BlackRock Short Term Investment Fund S	2.54%			316,795,534
	Total collective investment funds at fair value				316,795,534
	Total Stable Value Fund				4,310,848,420
*	Wells Fargo – ESOP Fund
	Wells Fargo & Co. common stock allocated	Common stock fund	174,300,290	7,870,742,479	8,031,757,363
	Wells Fargo & Co. common stock unallocated	Common stock fund	18	990	830
	Wells Fargo ESOP – unallocated	Convertible preferred stock	1,623,903	1,727,617,341	1,803,375,680
	Short-term investments - allocated	Money Market Fund	104,969,272	104,969,272	104,969,272
	Total Wells Fargo – ESOP Fund				9,940,103,145
					$40,801,711,472
*	Represents a party-in-interest.
(1)	Cost information not required as investments are participant directed.
See accompanying report of independent registered public accounting firm.

EXHIBITS

Exhibit No.	Description	Location

23	Consent of Independent Registered Public Accounting Firm	Filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

/s/ Michael Branca
Michael Branca
Executive Vice President
Head of Total Rewards
Wells Fargo & Company

June 27, 2019